    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 2003



                                                     REGISTRATION NO. 333-108519

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                         LEUCADIA NATIONAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              -------------------

              NEW YORK                               6331                              13-2615557
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                             315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              -------------------

                               JOSEPH A. ORLANDO
                         LEUCADIA NATIONAL CORPORATION
                             315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                              -------------------

                                    COPY TO:
                           ANDREA A. BERNSTEIN, ESQ.
                            MALCOLM E. LANDAU, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000
                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement and satisfaction (or waiver) of the conditions to the offer described herein.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              -------------------



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

________________________________________________________________________________

THE INFORMATION IN THIS PROSPECTUS MAY CHANGE OR BE AMENDED. WE MAY NOT COMPLETE THIS OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO WHICH THIS PROSPECTUS RELATES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     OFFER BY LEUCADIA NATIONAL CORPORATION

                                       TO

                       EXCHANGE 0.4242 OF A COMMON SHARE

                                       OF

                         LEUCADIA NATIONAL CORPORATION

                                      AND

                           ONE CONTINGENT SALE RIGHT

                                      FOR

                     EACH OUTSTANDING SHARE OF COMMON STOCK

                                       OF

                       WILTEL COMMUNICATIONS GROUP, INC.


    THIS OFFER, AND YOUR RIGHT TO WITHDRAW SHARES OF WILTEL COMMON STOCK YOU TENDER INTO THIS OFFER, WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 5, 2003, UNLESS WE EXTEND THIS OFFER.


    We are offering to exchange 0.4242 of a common share of Leucadia National Corporation ('Leucadia') and one contingent sale right (a 'CSR') for each outstanding share of common stock of WilTel Communications Group, Inc. ('WilTel'), on the terms and conditions contained in this prospectus and in the related letter of transmittal.

    This offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 21, 2003, by and among Leucadia, Wrangler Acquisition Corp. ('Merger Sub') and WilTel (the 'Merger Agreement'). The board of directors of WilTel, based upon the recommendation of a special committee comprised of independent directors, has (i) adopted the Merger Agreement and approved the transactions contemplated thereby, including this offer, and (ii) recommended that holders of WilTel common stock accept this offer and tender their WilTel common stock to Leucadia pursuant to this offer.

    Leucadia currently beneficially owns 47.4% of the outstanding shares of WilTel common stock. This offer is conditioned on (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer at least a majority of the shares of WilTel common stock not beneficially owned by Leucadia or its affiliates, calculated as described in this prospectus, and (2) the other conditions described in this prospectus under 'The Offer -- Conditions of the Offer'.

    After completion of the offer, Leucadia will have WilTel complete a merger with Merger Sub, in which each outstanding share of WilTel common stock (except for shares beneficially owned directly or indirectly by Leucadia for its own account) will be converted into the right to receive Leucadia common shares and a CSR at the same exchange ratio as used in the offer, subject to dissenters' rights to the extent applicable under Nevada law. If after the completion of this offer we beneficially own more than 90% of the outstanding shares of WilTel common stock, we may effect this merger without the approval of WilTel stockholders, as permitted under Nevada law.

    Leucadia is not asking WilTel stockholders for a proxy at this time and WilTel stockholders are requested not to send a proxy. Any solicitation of proxies will be made pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934.


    SEE 'RISK FACTORS' BEGINNING ON PAGE 18 FOR A DISCUSSION OF ISSUES THAT YOU SHOULD CONSIDER IN DETERMINING WHETHER TO TENDER YOUR SHARES INTO THIS OFFER.


    Leucadia common shares are traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol 'LUK'. WilTel common stock is traded on NASDAQ under the symbol 'WTEL'.

                            -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THIS OFFER AND THE SUBSEQUENT MERGER OR DETERMINED IF THE INFORMATION CONTAINED IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            -------------------

    September 3, 2003 (as amended on October 31, 2003)

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers about the Offer.......................    i
Summary.....................................................    1
    Introduction............................................    1
    Information about Leucadia and WilTel...................    1
    The Offer...............................................    2
Selected Historical Financial Data of Leucadia and WilTel...    6
Unaudited Comparative Per Share Data........................    9
Comparative Per Share Market Data...........................   10
Unaudited Pro Forma Consolidated Financial Information......   10
Risk Factors................................................   18
    Risks Related to the Offer and the Subsequent Merger....   18
    Risks Related to Leucadia and Leucadia Common Shares....   19
Forward-Looking Information.................................   21
Background and Reasons for the Offer and Subsequent
  Merger....................................................   22
    Leucadia's Initial Investments in WilTel................   22
    This Offer..............................................   22
    Additional Factors for Consideration by WilTel
     Stockholders...........................................   24
Recommendation of WilTel's Board of Directors...............   27
Comparative Per Share Market Price and Dividend
  Information...............................................   28
    Leucadia................................................   28
    WilTel..................................................   28
The Offer...................................................   30
    Exchange of Shares of WilTel Common Stock...............   30
    Timing of the Offer.....................................   30
    Extension, Termination and Amendment....................   30
    Procedure for Tendering Shares..........................   31
    Withdrawal Rights.......................................   32
    Subsequent Offering Period..............................   33
    Effect of a Tender of Shares............................   33
    Delivery of Leucadia Common Shares......................   34
    Cash Instead of Fractional Leucadia Common Shares.......   34
    Conditions of the Offer.................................   35
        Minimum Condition...................................   35
        Registration Statement Effectiveness Condition......   35
        Antitrust Condition.................................   35
        Regulatory Condition................................   35
        NYSE Listing Condition..............................   35
        Tax Opinion Condition...............................   35
        Additional Conditions...............................   35
    Material U.S. Federal Income Tax Consequences...........   37
    Tax Consolidation with WilTel; WilTel Tax Attributes....   39
    Transferability of Leucadia Common Shares...............   40
    Approval of the Merger..................................   40
    Appraisal (Dissenters') Rights..........................   40
Description of the CSRs.....................................   43
Certain Legal Matters and Regulatory Approvals..............   45
    Regulatory Approvals....................................   45
    Non-U.S. Approvals......................................   46
    State Takeover Laws.....................................   46
    Stockholder Litigation..................................   46

                                                              PAGE
                                                              ----
Certain Effects of the Offer................................   47
    Effects on the Market; Exchange Act Registration........   47
    Financing of the Offer..................................   48
    Conduct of WilTel if the Offer is Not Completed.........   48
    Plans and Proposals for WilTel Following Completion of
     the Merger.............................................   48
    Relationships with WilTel...............................   48
    Accounting Treatment....................................   48
    Fees and Expenses.......................................   49
Interests of Certain Persons in the Offer and Subsequent
  Merger....................................................   49
    Interests of Management and the WilTel Board............   49
    Certain Agreements between Leucadia and WilTel..........   50
The Merger Agreement........................................   53
    The Offer...............................................   53
    The Merger..............................................   53
        Generally...........................................   53
        The Completion of the Merger........................   54
        Manner and Basis of Converting Shares of WilTel
         Common Stock in the Merger.........................   54
        Basis of Converting Shares of Common Stock of Merger
         Sub in the Merger..................................   55
    Representations and Warranties..........................   55
    Conduct of WilTel's Business Prior to Completion of the
     Merger.................................................   55
    Conduct of Leucadia's Business Prior to Completion of
     the Merger.............................................   55
    Reasonable Best Efforts to Complete the Transaction.....   56
    Limitation on WilTel's Ability to Change its
     Recommendation and Consider Other Takeover Proposals...   56
    Conditions to the Offer.................................   57
    Conditions to the Merger................................   57
    Termination of the Merger Agreement.....................   58
    Expenses................................................   59
    Amendments or Supplements to the Merger Agreement.......   59
    Waivers.................................................   59
Comparison of Rights of Holders of WilTel Common Stock and
  Holders of Leucadia Common Shares.........................   59
Where You Can Find More Information.........................   64
Legal Matters...............................................   65
Experts.....................................................   65
Miscellaneous...............................................   66
Annex A -- Agreement and Plan of Merger.....................  A-1
Annex B -- Information Concerning the Directors and
  Executive Officers of Leucadia and Merger Sub.............  B-1
Annex C -- Sections 92A.300 - 92A.500 of the Nevada Revised
  Statutes -- Rights of Dissenting Owners, as amended, and
  Effective on October 1, 2003..............................  C-1

    As permitted under the rules of the Securities and Exchange Commission (the 'SEC'), this prospectus incorporates important business and financial information about Leucadia and WilTel that is contained in documents filed with the SEC but that is not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See 'Where You Can Find More Information'.


    You may also obtain copies of these documents, without charge, upon written or oral request to our information agent, Innisfree M&A Incorporated (banks and brokers call collect at (212) 750-5833; stockholders call toll-free at (888) 750-5834). To obtain timely delivery of copies of these documents, you should request them no later than five business days prior to the expiration of this offer. UNLESS THIS OFFER IS EXTENDED, THE LATEST YOU SHOULD REQUEST COPIES OF THESE DOCUMENTS IS WEDNESDAY, OCTOBER 29, 2003.


    Except as otherwise specifically noted, 'we,' 'our,' 'us' and similar words in this prospectus refer to Leucadia. 'Merger Sub' refers to Wrangler Acquisition Corp., a subsidiary of Leucadia. We refer to WilTel Communications Group, Inc. as 'WilTel'.

    In 'Questions and Answers About the Offer' below and in the 'Summary' beginning on page 1, we highlight selected information from this prospectus but we have not included all of the information that may be important to you. To better understand the offer and the subsequent merger, and for a more complete description of their legal terms, you should carefully read this entire prospectus, including the section entitled 'Risk Factors' and the annexes hereto, as well as the documents we have incorporated by reference into this prospectus. See 'Where You Can Find More Information'.

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus and the documents incorporated by reference are accurate only as of their respective dates, regardless of the time of delivery of this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

                     QUESTIONS AND ANSWERS ABOUT THE OFFER

Q. WHO IS OFFERING TO BUY YOUR SHARES?

A. Our name is Leucadia National Corporation. We are a holding company engaged in a variety of businesses, including telecommunications (principally through our 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through our Plastics Division), real estate activities, winery operations, development of a copper mine (through our 72.8% interest in MK Gold Company) and property and casualty reinsurance. We currently have equity interests of more than 5% in the following domestic public companies: AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through our interest in Berkadia), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.3%) and WilTel (47.4%).

Q. WHY ARE WE MAKING THE OFFER?

A. We currently own 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock. We are making the offer for the purpose of acquiring all of the outstanding shares of WilTel common stock that we do not own.

Q. WHAT WILL YOU RECEIVE IN EXCHANGE FOR THE SHARES OF WILTEL COMMON STOCK THAT YOU TENDER INTO THE OFFER?


A. If we complete the offer, you will receive 0.4242 of a Leucadia common share and one contingent sale right, or CSR, in exchange for each share of WilTel common stock that you validly tender into the offer. We will not issue fractional Leucadia common shares. Instead, any WilTel stockholder entitled to receive a fractional Leucadia common share will receive a cash payment in respect of his fractional interest. See 'The Offer -- Cash Instead of Fractional Leucadia Common Shares'. In general, CSRs are uncertificated, non-transferable rights that give WilTel stockholders the opportunity to receive additional Leucadia common shares if Leucadia completes the sale of all or substantially all of WilTel's assets or more than 50% of WilTel's capital stock after the closing of the merger and prior to the maturity of the CSRs, and the net proceeds to Leucadia from that sale exceed the valuation accorded to WilTel's equity in this offer. If Leucadia does not consummate such a sale, the CSRs will become worthless, and Leucadia currently has no intention to engage in any such sale. See 'Description of the CSRs'.


Q. WHAT DOES THE BOARD OF DIRECTORS OF WILTEL THINK OF THE OFFER AND THE MERGER?


A. On August 21, 2003, the board of directors of WilTel, based upon the recommendation of a Special Committee comprised of independent directors, approved the Merger Agreement, this offer and the merger. The board of directors of WilTel also has recommended that WilTel stockholders tender their shares of WilTel common stock in this offer. The board of directors of WilTel has received a written opinion, dated August 21, 2003, from J.P. Morgan Securities Inc. ('JPMorgan'), the financial advisor to the Special Committee, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be received by WilTel stockholders (other than Leucadia and its affiliates) in the offer and merger is fair, from a financial point of view, to such stockholders. We have been advised that JPMorgan did not assign any monetary value to the CSRs in rendering its opinion.



   A summary of JPMorgan's opinion, including the analyses performed, the bases and methods of arriving at the opinion, and a description of JPMorgan's investigation and assumptions, is provided in WilTel's Solicitation/Recommendation Statement on Schedule 14D-9 (the 'WilTel Recommendation Statement'). The full text of JPMorgan's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to the WilTel Recommendation Statement. For more information about the position of the board of directors of WilTel on the offer, see the WilTel Recommendation Statement. Please see 'Where You Can Find More Information' to learn how to get a copy of the WilTel Recommendation Statement.


Q. WHAT ARE THE POTENTIAL BENEFITS OF THIS OFFER TO WILTEL STOCKHOLDERS?

A. We believe that this offer should be attractive to WilTel stockholders for the reasons described elsewhere in this prospectus as well as for the following reasons:


     based on the closing prices of Leucadia common shares ($38.65) and shares of WilTel common stock ($10.60) on May 14, 2003, the last trading day preceding the date of our first announcement of our intention to acquire the outstanding shares of WilTel common stock that we do not already own, the exchange ratio represented a 54.7% premium over the price of shares of WilTel common stock. On September 2, 2003, the last trading date prior to the printing of this prospectus for which this information was practicably available, the closing prices of a Leucadia common share and a share of WilTel common stock, as reported in the consolidated transaction reporting system, were $38.21 and $16.11, respectively (based on those share prices, the exchange ratio represented a 0.61% premium over the price of shares of WilTel common stock). We urge you to obtain current market quotations;


     you will have the opportunity to hold shares in a larger combined company which we believe will have greater access to capital to pursue strategic growth opportunities than would WilTel on a stand-alone basis;

     you will have the opportunity to continue to share in WilTel's future performance through your ownership of Leucadia common shares, as well as an opportunity to similarly share in the performance of our other investments (which will afford you the benefit of a more diversified investment);

     you will have an opportunity to receive any dividends that may be paid on Leucadia common shares that have a record date after you receive those shares. In 2002 and 2001, Leucadia paid annual cash dividends of $0.25 per common share. The payment of dividends in the future is not guaranteed and the payment and timing thereof will be subject to the discretion of our board of directors and depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our board of directors may deem to be relevant; and

     WilTel and its subsidiaries currently have significant tax loss carry-forwards and other attractive tax attributes. Leucadia believes that its greater financial resources will provide greater opportunity for future investments, unlike WilTel, the cash resources of which are severely restricted and which is likely to need to raise capital to meet the debt service requirements of its existing debt in 2005. Moreover, Leucadia believes that it will be more likely to generate taxable income through its diversified interests than will WilTel, the operations of which are concentrated in one industry. Consequently, Leucadia believes that completion of the offer will increase the likelihood that WilTel's significant tax attributes will be utilized for the benefit of shareholders.

Q. WHAT ARE SOME OF THE OTHER FACTORS YOU SHOULD CONSIDER IN DECIDING WHETHER TO TENDER YOUR SHARES OF WILTEL COMMON STOCK?

A. In addition to the factors described elsewhere in this prospectus, you should consider the following:

     as a Leucadia shareholder, your interest in the performance and prospects of WilTel would only be indirect and in proportion to your share ownership in Leucadia. You, therefore, will not realize the same financial benefits of future appreciation in the value of WilTel, if any, that you may realize if the offer and the merger were not completed and you remained a WilTel stockholder;

     an investment in a company of WilTel's size may be associated with greater risk and a greater potential for gain than an investment in a more diversified company like Leucadia.

     On the other hand, as a stockholder in a diversified company like Leucadia, your investment will be exposed to risks and events that are likely to have little or no effect on WilTel; and

     similar to WilTel's articles of incorporation, Leucadia's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating 5% or more of the outstanding Leucadia common shares and the ability of persons or entities now owning 5% or more of the Leucadia common shares from acquiring additional Leucadia common shares.

    We describe various factors WilTel stockholders should consider in deciding whether to tender their shares under 'Risk Factors' and 'Background and Reasons for the Offer and Subsequent Merger -- Additional Factors for Consideration by WilTel Stockholders'.

Q: HOW DO YOU PARTICIPATE IN THE OFFER?

A: You are urged to read this entire prospectus carefully, and to consider how the offer and the merger affect you. Then, if you wish to tender your shares of WilTel common stock, you should complete and sign the enclosed letter of transmittal and return it with your stock certificates to the exchange agent and depository at its address set forth on the back cover page of this prospectus, or, if you hold your shares in 'street name' through a broker, ask your broker to tender your shares. Please read this prospectus carefully for more information about procedures for tendering your shares, the timing of the offer, extensions of the offer period and your rights to withdraw your shares from the offer prior to the expiration date.

Q. WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

A. The offer is conditioned upon, among other things, satisfaction of the condition that there must be validly tendered, and not properly withdrawn, prior to the expiration of the offer, at least a majority of the outstanding shares of WilTel common stock not owned by Leucadia or its affiliates. In connection with the reorganization of WilTel's predecessor company, 1,000,000 shares of WilTel common stock were issued to a securities holder channeling fund for purposes of providing for the settlement of certain claims against WilTel's predecessor company. If none of the shares of WilTel common stock currently held by such fund are validly tendered in accordance with the terms of the offer, then the shares of WilTel common stock in such fund will be deemed not outstanding for purposes of this minimum condition. In addition to this 'minimum condition', the following conditions must also be met as of the expiration of the offer:

     the registration statement, of which this prospectus is a part, shall have been declared effective by the SEC;


     all required approvals of the Federal Communications Commission and state regulatory authorities for the change of control of WilTel shall have been received;


     the absence of any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on WilTel; and

     the absence of legal impediments to the offer or the subsequent merger.

     These conditions and other conditions to the offer are discussed in this prospectus under 'The Offer -- Conditions of the Offer'.

Q: IS IT POSSIBLE THAT NO LEUCADIA COMMON SHARES WILL ULTIMATELY BE ISSUED
   PURSUANT TO THE CSRS?


A. Yes. The payment of additional Leucadia common shares in connection with the CSRs will be made only if, and to the extent that, (i) Leucadia sells all or substantially all of WilTel's assets or more than 50% of WilTel's capital stock prior to October 15, 2004, or (ii) Leucadia or WilTel enter into a definitive agreement with an unaffiliated third party providing for a sale of all or substantially all of the assets of WilTel or more than 50% of WilTel's capital stock prior to August 21, 2004 (in which case the CSRs will expire upon the later of October 15, 2004 and the completion or abandonment of such sale), and in each case, the net proceeds to Leucadia from such sale exceed the valuation accorded to WilTel's equity in the offer and merger. For a more detailed description of the CSRs, please see 'Description of the CSRs'. If Leucadia or

   WilTel do not ultimately consummate such a sale of WilTel's assets or capital stock prior to the maturity of the CSRs, the CSRs will become worthless, and Leucadia currently has no intention of engaging in any such sale.


Q. IF YOU DECIDE NOT TO TENDER, HOW WILL THIS AFFECT THE OFFER AND YOUR SHARES OF WILTEL COMMON STOCK?

A. We will not acquire any shares of WilTel common stock in the offer unless the minimum condition is satisfied. As of the date of this prospectus, 26,300,000 of the outstanding shares of WilTel common stock were not owned by Leucadia and its affiliates. Your failure to tender your shares of WilTel common stock will reduce the likelihood that we will receive tenders of a sufficient number of shares of WilTel common stock to be able to complete the offer.

   The offer is the first step in our acquisition of WilTel and is intended to facilitate the acquisition of all outstanding shares of WilTel common stock. After completion of the offer we will have WilTel complete a merger with Merger Sub. The purpose of the merger would be to acquire all outstanding shares of WilTel common stock not exchanged in the offer. In the merger, each outstanding share of WilTel common stock (except for shares beneficially owned directly or indirectly by Leucadia for its own account) would be converted into the right to receive Leucadia common shares and a CSR at the same exchange ratio used in the offer, subject to dissenters' rights to the extent applicable under Nevada law. If the merger takes place, the only difference to you between tendering your WilTel common stock in the offer and not tendering your WilTel common stock is that you will receive Leucadia common shares and CSRs earlier if you tender your shares in the offer and such earlier receipt may entitle you to receive dividends on Leucadia common shares if any are declared with a record date after completion of the offer and prior to the completion of the merger. An earlier tender of your shares of WilTel common stock may, however, help to ensure the satisfaction of the minimum condition and the completion of the offer and merger.

Q. HOW LONG WILL IT TAKE TO COMPLETE THE OFFER AND THE SUBSEQUENT MERGER?


A. We hope to complete the offer in the fourth quarter of 2003. The offer is currently scheduled to expire on November 5, 2003. However, we may extend the offer (i) if the conditions to the offer have not been satisfied as of the offer's scheduled expiration or (ii) if we are required to extend the offer pursuant to the SEC's tender offer rules. After completion of the offer, Leucadia will have WilTel complete a merger with Merger Sub, in which each outstanding share of WilTel common stock (except for shares beneficially owned directly or indirectly by Leucadia for its own account) will be converted into the right to receive Leucadia common shares and a CSR at the same exchange ratio as used in the offer, subject to dissenters' rights to the extent applicable under Nevada law. If after the completion of the offer we beneficially own more than 90% of the outstanding shares of WilTel common stock, we may effect this merger without the approval of WilTel stockholders, as permitted under Nevada law. If we complete the offer but own less than 90% of the WilTel common stock, then the merger will require WilTel stockholder approval, and we will complete the merger shortly after a meeting of WilTel stockholders to approve the merger, which approval will be assured by our vote as the then majority stockholder of WilTel.


Q. DO YOU HAVE TO VOTE TO APPROVE THE OFFER OR THE MERGER?

A. Because we are extending the offer directly to WilTel stockholders, WilTel stockholders are not being asked to vote to approve the offer. A vote by WilTel stockholders, however, may be required to approve the merger following the successful completion of the offer. If we own less than 90% of the outstanding shares of WilTel common stock following the completion of the offer and you hold shares of WilTel common stock as of the record date for voting on the merger, then you may be entitled to vote on the merger. If a vote by WilTel stockholders on the merger is required under applicable law, WilTel stockholders will receive information materials at that time. Please note that because the offer can only be completed if we acquire a majority of the outstanding shares of WilTel common stock, once the offer is completed, approval of the merger can be accomplished by the vote of Leucadia, as the then majority stockholder of WilTel, without the additional votes of any other WilTel stockholder. If we own 90% or more of the outstanding common stock of WilTel following completion of the offer, the merger can be accomplished without any vote under applicable law.

Q. WHAT PERCENTAGE OF THE LEUCADIA COMMON SHARES WILL CURRENT WILTEL STOCKHOLDERS OWN AFTER THE COMPLETION OF THE OFFER AND SUBSEQUENT MERGER?

A. We anticipate that the completion of the offer and subsequent merger will result in the exchange of the outstanding shares of WilTel common stock that we do not currently own into approximately 15.8% of the Leucadia common shares outstanding at the conclusion of the transactions, without regard to Leucadia stock options or warrants to purchase Leucadia common shares, and 15.5% on a fully-diluted basis. In general, this assumes that:

     11,156,460 Leucadia common shares would be issued in the offer and the subsequent merger;

     59,636,692 Leucadia common shares are outstanding before giving effect to the completion of the offer and the subsequent merger;

     no Leucadia common shares are issued pursuant to the CSRs; and

     no WilTel stockholders exercise appraisal (dissenters') rights.

Q. WILL YOU BE TAXED ON THE LEUCADIA COMMON SHARES THAT YOU RECEIVE?


A. Based on the opinion of Weil, Gotshal & Manges LLP, the offer and merger should qualify as a reorganization for U.S. federal income tax purposes. Assuming reorganization treatment, you would not recognize gain or loss upon the receipt of Leucadia common shares in the offer or merger (including the receipt of Leucadia common shares under CSRs), other than any gain or loss recognized on the receipt of cash instead of fractional shares. In addition, if you receive any Leucadia common shares under CSRs, a portion of those shares may be treated as interest income to you (depending on certain factors). Moreover, certain other tax consequences resulting from your right to the receipt of additional Leucadia common shares pursuant to the CSRs are unclear. Accordingly, the actual tax consequences to you will depend on your particular facts and circumstances, other facts and circumstances surrounding the offer and merger (for example, the timing of any payments under the CSRs) and the manner in which the Internal Revenue Service, or IRS, applies the law in this particular situation. See 'The Offer -- Material U.S. Federal Income Tax Consequences'.


Q. HAVE ANY LAWSUITS BEEN FILED IN CONNECTION WITH THE OFFER?


A. Yes. Individual WilTel stockholders have filed complaints in various courts purporting to commence class action lawsuits on behalf of WilTel stockholders against WilTel, the directors of WilTel and Leucadia. Among other remedies, the complaints seek to enjoin the offer and subsequent merger or, alternatively, rescission and damages in an unspecified amount. Leucadia believes the complaints to be without merit but has entered into an agreement in principle to settle the litigations in order to eliminate the burden and expense of further litigation, subject to approval from directors and officers insurance carriers, based upon increased disclosure in this prospectus and the WilTel Recommendation Statement. See 'Certain Legal Matters and Regulatory Approvals -- Stockholder Litigation' for a more detailed discussion of these lawsuits.


Q. DO THE STATEMENTS ON THE COVER PAGE REGARDING THIS PROSPECTUS BEING SUBJECT TO CHANGE AND THE REGISTRATION STATEMENT FILED WITH THE SEC NOT YET BEING EFFECTIVE MEAN THAT THE OFFER MAY NOT COMMENCE?

A. No. As permitted under SEC rules, we may commence the offer without the registration statement, of which this prospectus is a part, having been declared effective by the SEC. We cannot, however, complete the offer and accept for exchange any shares of WilTel common stock tendered in the offer until the registration statement is declared effective by the SEC and the other conditions to our offer have been satisfied or, where permissible, waived. The offer will commence when we first mail this prospectus and the related letter of transmittal to WilTel stockholders.

Q. ARE LEUCADIA'S BUSINESS, PROSPECTS AND FINANCIAL CONDITION RELEVANT TO YOUR DECISION TO TENDER YOUR SHARES IN THE OFFER?

A. Yes. Shares of WilTel common stock accepted in the offer will be exchanged for Leucadia common shares and therefore you should consider Leucadia's business, prospects and financial condition before you decide whether to tender your shares in the offer. In considering our business, prospects and financial condition, you should review the documents incorporated by reference in this prospectus because they contain detailed business, financial and other information about us. See 'Where You Can Find More Information'.

Q. WHOM CAN YOU CALL WITH QUESTIONS ABOUT THE OFFER?

A. You can contact our information agent for the offer:

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                  Stockholders Call Toll-Free: (888) 750-5834
                 Banks and Brokers Call Collect: (212) 750-5833

                                    SUMMARY

INTRODUCTION

    We are proposing to acquire all of the outstanding shares of WilTel common stock that we do not already own. We currently beneficially own 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock.

    We are offering to exchange 0.4242 of a Leucadia common share and one CSR for each outstanding share of WilTel common stock, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal. We will not acquire any shares of WilTel common stock in the offer unless WilTel stockholders (other than Leucadia and its affiliates) have validly tendered and not properly withdrawn prior to the expiration of the offer a majority of the shares of WilTel common stock not owned by Leucadia and its affiliates, calculated as described in this prospectus. As of the date of this prospectus, 26,300,000 of the outstanding shares of WilTel common stock were not owned by Leucadia and its affiliates. There are also other conditions to the offer that are described under 'The Offer -- Conditions of the Offer'.

    After completion of the offer, Leucadia will have WilTel complete a merger with Merger Sub, in which each outstanding share of WilTel common stock (except for shares beneficially owned directly or indirectly by Leucadia for its own account) will be converted into the right to receive Leucadia common shares and a CSR at the same exchange ratio as used in the offer, subject to dissenters' rights to the extent applicable under Nevada law. If after the completion of this offer we beneficially own more than 90% of the outstanding shares of WilTel common stock, we may effect this merger without the approval of WilTel stockholders, as permitted under Nevada law. See 'The Offer -- Approval of the Merger'.

INFORMATION ABOUT LEUCADIA AND WILTEL

                         Leucadia National Corporation
                             315 Park Avenue South
                            New York, New York 10010
                                 (212) 460-1900

    We are a holding company engaged in a variety of businesses, including telecommunications (principally through our 47.4% interest in WilTel), banking and lending (principally through American Investment Bank, N.A.), manufacturing (through our Plastics Division), real estate activities, winery operations, development of a copper mine (through our 72.8% interest in MK Gold Company) and property and casualty reinsurance. We currently have equity interests of more than 5% in the following domestic public companies: AmeriKing, Inc. (6.8%), Carmike Cinemas, Inc. (11.0%), GFSI Holdings, Inc. (6.9%), The FINOVA Group, Inc. (indirectly 25% through our interest in Berkadia LLC), HomeFed Corporation (30.3%), Jackson Products, Inc. (8.8%), Jordan Industries, Inc. (10.1%), ParkerVision, Inc. (7.3%) and WilTel (47.4%). We concentrate on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. We continuously evaluate the retention and disposition of our existing operations and investigate possible acquisitions of new businesses in order to maximize shareholder value.

                       WilTel Communications Group, Inc.
                             One Technology Center
                             Tulsa, Oklahoma 74103
                                 (918) 547-6000

    WilTel, through its operating subsidiary, WilTel Communications, LLC, provides data, voice and media transport solutions to carrier-class customers. Such customers include leading global telecommunications and media and entertainment companies -- companies where bandwidth is either their primary business or a core component of the products and services they deliver. WilTel's advanced network infrastructure reaches border-to-border and coast-to-coast with international connectivity to accommodate global traffic.

THE OFFER

    EXCHANGE OF SHARES OF WILTEL COMMON STOCK


    Upon the terms and subject to the conditions of the offer, promptly after the expiration of the offer we will exchange shares of WilTel common stock which are validly tendered and not properly withdrawn for Leucadia common shares and CSRs. We are offering to exchange 0.4242 of a Leucadia common share and one CSR for each outstanding share of WilTel common stock.


    The CSRs will be uncertificated rights and will be non-assignable and non-transferable by any holder thereof, except as required by any applicable community property laws or laws of descent and distribution. CSRs will not be represented by any certificate. A CSR will not entitle its holder to any of the rights of a shareholder in Leucadia (including voting or dividend rights).


    In general, the CSRs give WilTel stockholders the opportunity to receive additional Leucadia common shares if Leucadia sells all or substantially all of WilTel's assets or more than 50% of WilTel's capital stock prior to the expiration of the CSRs (which Leucadia has no plans to do) and the net proceeds to Leucadia from such sale exceed the valuation accorded to WilTel's equity in the offer and merger. If Leucadia does not consummate such a sale prior to the maturity of the CSRs, the CSRs will become worthless, and Leucadia currently has no intention to engage in any such sale. The CSRs will expire and be of no further force and effect on October 15, 2004, unless Leucadia or WilTel enter into a definitive agreement with an unaffiliated third party providing for a sale of all or substantially all of the assets of WilTel or more than 50% of WilTel's capital stock after the completion of the merger and prior to August 21, 2004, in which case the CSRs will expire upon the later of October 15, 2004 and the completion or abandonment of such sale. The maximum number of Leucadia common shares issuable pursuant to the CSRs is 11,000,000, regardless of the amount of net proceeds received by Leucadia from any subsequent sale of WilTel. For a more detailed description of the CSRs, please see 'Description of the CSRs'.


    TIMING OF THE OFFER


    We commenced the offer on September 4, 2003. The offer is scheduled to expire at 5:00 PM, New York City time, on November 5, 2003, unless we extend the period of the offer. All references to the expiration of the offer mean the time of expiration, as extended. For more information, see the discussion under ' -- Extension, Termination and Amendment' below.


    EXTENSION, TERMINATION AND AMENDMENT


    If any condition to the offer is not satisfied or, if permissible, waived, by any scheduled expiration date of the offer, then we may extend the expiration date from time to time. Each extension may last for no more than ten business days, unless WilTel and Leucadia agree in writing to allow for a longer period. We also have the right to extend the offer for any period of time required by the applicable rules and regulations of the SEC. Leucadia or WilTel can terminate the Merger Agreement if the offer is not consummated by January 15, 2004. We can extend the offer by giving oral or written notice of an extension to American Stock Transfer & Trust Company, the exchange agent and depository for the offer. If we decide to extend the offer, we will make a public announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration. We are not giving any assurance that we will extend the offer. During any extension, all shares of WilTel common stock previously tendered and not withdrawn will remain deposited with the exchange agent and depository, subject to your right to withdraw your shares of WilTel common stock as described under 'The Offer -- Withdrawal Rights'.

    Subject to the SEC's applicable rules and regulations and subject to the limitations contained in the Merger Agreement, we also reserve the right, in our discretion:

     to terminate the offer and not accept for exchange or exchange any shares of WilTel common stock not previously accepted for purchase, or purchased, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration of the offer; and

     to waive any condition or otherwise amend the offer in any respect prior to the expiration of the offer, by giving oral or written notice of such delay, termination or amendment to the exchange agent and depository and by making a public announcement.

    We will follow any extension, termination or amendment, as promptly as practicable, with a public announcement. Subject to the requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and other applicable law, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to the Dow Jones News Service.

    PROCEDURE FOR TENDERING SHARES

    For you to validly tender shares of WilTel common stock into the offer, you must do one of the following:

     Deliver certificates of your shares, a properly completed and duly executed letter of transmittal or a copy thereof that has been manually signed, along with any other required documents, to the exchange agent and depository at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

     Arrange for a book-entry transfer of your shares to be made to the exchange agent and depository's account at The Depository Trust Company, or DTC, and receipt by the exchange agent and depository of a confirmation of this transfer prior to the expiration of the offer, and the delivery of a properly completed and duly executed letter of transmittal or a copy thereof that has been manually signed, and any other required documents, to the exchange agent and depository at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer; or

     Arrange for a book-entry transfer of your shares to the exchange agent and depository's account at DTC and receipt by the exchange agent and depository of confirmation of this transfer, including an 'agent's message,' prior to the expiration of the offer.

    These deliveries and arrangements must be made before the expiration of the offer. TENDERS BY NOTICE OF GUARANTEED DELIVERY WILL NOT BE ACCEPTED. See 'The Offer -- Procedure for Tendering Shares'.

    WITHDRAWAL RIGHTS

    You may withdraw any shares of WilTel common stock that you previously tendered into the offer at any time before the expiration of the offer by following the procedures described under 'The Offer -- Withdrawal Rights'. In addition, if we have not accepted tendered shares for exchange by November 3, 2003, you may withdraw tendered shares at any time thereafter.

    DELIVERY OF LEUCADIA COMMON SHARES


    Upon the terms of the offer and subject to the satisfaction (or, where permissible, waiver) of the conditions to the offer as of the expiration of the offer, we will, promptly after expiration of the offer, exchange shares of WilTel common stock validly tendered and not properly withdrawn for Leucadia common shares, CSRs and cash instead of fractional shares. The CSRs will not be evidenced by any form of certificate. In all cases, exchange of shares of WilTel common stock tendered and accepted for exchange pursuant to the offer will be made only if the exchange agent and depository timely receives
(1) certificates for those shares of WilTel common stock, or a timely confirmation of a book-entry transfer of those shares of WilTel common stock in the exchange agent and depository's account at DTC, and a properly completed and duly executed letter of transmittal, or a manually signed copy, and any other required documents, or (2) a timely confirmation of a book-entry transfer of those shares of WilTel common stock in the exchange agent and depository's account at DTC, together with an 'agent's message' as described above under ' -- Procedure for Tendering Shares'.


    CASH INSTEAD OF FRACTIONAL LEUCADIA COMMON SHARES

    We will not issue any fraction of a Leucadia common share pursuant to the offer or the merger. Instead, each tendering stockholder who would otherwise be entitled to a fraction of a Leucadia common share, after the combining of all fractional shares to which tendering stockholders would otherwise be entitled, will receive cash in respect of his fractional interests. See 'The Offer -- Cash Instead of Fractional Leucadia Common Shares'.

    MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES


    Based on the opinion of Weil, Gotshal & Manges LLP, the offer and merger should qualify as a reorganization for U.S. federal income tax purposes. Assuming reorganization treatment, you would not recognize gain or loss upon the receipt of Leucadia common shares in the offer or merger (including the receipt of Leucadia common shares under CSRs), other than any gain or loss recognized on the receipt of cash instead of fractional shares. In addition, if you receive any Leucadia common shares under CSRs, a portion of those shares may be treated as interest income to you (depending on certain factors). Moreover, certain other tax consequences resulting from your right to the receipt of additional Leucadia common shares pursuant to the CSRs are unclear. Accordingly, the actual tax consequences to you will depend on your particular facts and circumstances, other facts and circumstances surrounding the offer and merger (for example, the timing of any payments under the CSRs) and the manner in which the IRS applies the law in this particular situation. See 'The Offer -- Material U.S. Federal Income Tax Consequences'.


    REGULATORY APPROVALS

    We are not aware of any regulatory license or permit material to the business of WilTel and its subsidiaries, on a consolidated basis, that may be materially adversely affected by our acquisition of WilTel common stock, or any regulatory filing or approval that would be required for our acquisition of WilTel common stock, other than all required approvals of the Federal Communications Commission and state regulatory authorities for the change of control of WilTel and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. We intend to make all required filings to seek such approvals, as well as all required filings under the Securities Act of 1933, as amended (the 'Securities Act'), and the Exchange Act, in connection with the offer and merger. We are unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the offer or the merger.

    APPRAISAL (DISSENTERS') RIGHTS

    Under Nevada law, you will not have any appraisal (dissenters') rights in connection with the offer. However, appraisal (dissenters') rights may be available in connection with a 'short form' merger. For a discussion of these appraisal (dissenters') rights, see 'The Offer -- Appraisal (Dissenters') Rights'.

    ACCOUNTING TREATMENT

    Our acquisition of WilTel common stock pursuant to the offer and the merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles in the United States. In addition, as a result of acquiring the additional shares of WilTel common stock, we will consolidate the financial position and results of operations of WilTel from the date of this additional acquisition and no longer account for our investment in WilTel under the equity method of accounting.

    COMPARISON OF RIGHTS OF WILTEL STOCKHOLDERS AND LEUCADIA SHAREHOLDERS

    WilTel is a Nevada corporation and Leucadia is a New York corporation. If we complete the offer, holders of WilTel common stock will become Leucadia shareholders, and their rights as stockholders will be governed by Leucadia's certificate of incorporation and by-laws, and New York law. There are differences between the articles of incorporation and by-laws of WilTel and the certificate of incorporation and by-laws of Leucadia, and between Nevada law and New York law. For a summary of material differences between the rights of holders of WilTel common stock and holders of Leucadia common shares, see 'Comparison of Rights of Holders of WilTel Common Stock and Holders of Leucadia Common Shares'.

           SELECTED HISTORICAL FINANCIAL DATA OF LEUCADIA AND WILTEL

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the offer and the subsequent merger. We derived the financial information presented for Leucadia and for WilTel as of, and for the six-month period ended, June 30, 2003 and 2002 from the unaudited financial statements contained in Leucadia's and WilTel's respective Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2003. We derived the financial information presented for Leucadia and for WilTel as of, and for each of the five years for the period ended, December 31, 2002 from the audited financial statements and other financial information contained in Leucadia's and WilTel's respective Annual Reports on Form 10-K for those years. WilTel is the successor to Williams Communications Group, Inc. You should read the respective selected historical financial information of Leucadia and WilTel presented below in conjunction with the historical consolidated financial statements and related notes and management's discussion and analysis contained in the annual, quarterly and other reports filed by Leucadia and WilTel with the SEC, which we have incorporated by reference into this prospectus. See 'Where You Can Find More Information'. The selected historical financial information presented below for the six months ended June 30, 2003 and 2002 have been derived from unaudited financial statements; however, in the opinion of Leucadia's and WilTel's management, such financial information for their respective companies contains all adjustments, consisting only of normal recurring items, necessary to present fairly the financial information for such periods. The results of operations for the six months ended June 30, 2003 may not be indicative of annual results of operations.

    LEUCADIA SELECTED HISTORICAL FINANCIAL DATA

                                                           SIX MONTHS
                                                              ENDED
                                                            JUNE 30,                   YEAR ENDED DECEMBER 31,
                                                       -------------------  -------------------------------------------------
                                                         2003       2002      2002      2001      2000      1999      1998
                                                         ----       ----      ----      ----      ----      ----      ----
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Selected Income Statement Data:
   Revenues(1).......................................  $144,357   $127,884  $241,805  $374,161  $493,408  $460,814  $199,070
   Expenses..........................................   133,618    131,508   283,330   301,079   292,105   226,171   183,968
   Income (loss) from continuing operations before
    income taxes, minority expense of trust preferred
    securities and equity in income (losses) of
    associated companies.............................    10,739     (3,624)  (41,525)   73,082   201,303   234,643    15,102
   Income (loss) from continuing operations before
    minority expense of trust preferred securities
    and equity in income (losses) of associated
    companies(2).....................................     9,732     (2,637)  103,340    84,423   133,087   195,175    45,814
   Minority expense of trust preferred securities,
    net of taxes.....................................    (2,761)    (2,761)   (5,521)   (5,521)   (5,521)   (5,521)   (8,248)
   Equity in income (losses) of associated companies,
    net of taxes(3)..................................    (7,148)    36,130    54,712   (15,974)   19,040    (1,906)   15,138
   Income (loss) from continuing operations..........      (177)    30,732   152,531    62,928   146,606   187,748    52,704
   Income (loss) from discontinued operations,
    including gain (loss) on disposal, net of
    taxes............................................     1,808      9,092     9,092   (70,847)  (30,598)   27,294     1,639
   Cumulative effect of a change in accounting
    principle........................................     --         --        --          411     --        --        --
        Net income (loss)............................     1,631     39,824   161,623    (7,508)  116,008   215,042    54,343
   Per share:
   Basic earnings (loss) per common share:
      Income (loss) from continuing operations.......  $  --      $    .56  $   2.74  $   1.13  $   2.64  $   3.16  $    .83
      Income (loss) from discontinued operations,
        including gain (loss) on disposal............       .03        .16       .16     (1.28)     (.55)      .46       .03
      Cumulative effect of a change in accounting
        principle....................................     --         --         --          .01     --        --        --
                                                       --------   --------  --------  --------  --------  --------  --------
        Net income (loss)............................  $    .03   $    .72  $   2.90  $   (.14) $   2.09  $   3.62  $    .86
                                                       --------   --------  --------  --------  --------  --------  --------
                                                       --------   --------  --------  --------  --------  --------  --------
   Diluted earnings (loss) per common share:
      Income (loss) from continuing operations.......  $  --      $    .56  $   2.72  $   1.13  $   2.64  $   3.16  $    .83
      Income (loss) from discontinued operations,
        including gain (loss) on disposal............       .03        .16       .16     (1.28)     (.55)      .46       .03
      Cumulative effect of a change in accounting
        principle....................................     --         --        --          .01     --        --        --
                                                       --------   --------  --------  --------  --------  --------  --------
        Net income (loss)............................  $    .03   $    .72  $   2.88  $   (.14) $   2.09  $   3.62  $    .86
                                                       --------   --------  --------  --------  --------  --------  --------
                                                       --------   --------  --------  --------  --------  --------  --------

                                                  (table continued on next page)

(table continued from previous page)

                                                                                     AT DECEMBER 31,
                                                     AT JUNE 30,  ----------------------------------------------------------
                                                        2003         2002        2001        2000        1999        1998
                                                     -----------  ----------  ----------  ----------  ----------  ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Selected Balance Sheet Data:
   Cash and investments............................  $1,277,190   $1,043,471  $1,080,271  $  998,892  $  759,089  $1,485,107
   Total assets....................................   2,717,414    2,541,778   2,469,087   2,417,783   2,255,239   2,920,916
   Debt, including current maturities..............     448,382      233,073     252,279     190,486     268,736     473,226
   Customer banking deposits.......................     253,098      392,904     476,495     526,172     329,301     189,782
   Shareholders' equity............................   1,585,779    1,534,525   1,195,453   1,204,241   1,121,988   1,853,159
   Book value per common share.....................  $    26.59   $    25.74  $    21.61  $    21.78  $    19.75  $    29.90
   Cash dividends per common share.................  $   --       $      .25  $      .25  $      .25  $    13.58  $   --

---------

    (1) Includes net securities gains (losses) of $214,000 and $(12,298,000) for the six month periods ended June 30, 2003 and 2002, respectively, and $(37,066,000), $28,450,000, $124,964,000,
           $16,268,000 and $(66,159,000) for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

    (2) During 2002, the Internal Revenue Service completed the audit of Leucadia's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from Leucadia. As a result of this favorable resolution of various federal income tax contingencies, the income tax provision for 2002 reflects a benefit of approximately $120,000,000.

    (3) For the six month period ended June 30, 2003 and for the period from the acquisition of WilTel through December 31, 2002, Leucadia recorded $57,100,000 and $13,400,000, respectively, of pre-tax losses from this investment under the equity method of accounting. The book value of Leucadia's investment in WilTel was $284,100,000 at June 30, 2003 and was $340,600,000 at December 31, 2002.

    WILTEL SELECTED HISTORICAL FINANCIAL DATA

        WilTel's emergence from chapter 11 proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit as of November 1, 2002. Accordingly, WilTel's consolidated financial statements for periods prior to November 1, 2002 are not comparable to consolidated financial statements presented on or subsequent to November 1, 2002. The 2002 financial statements have been separately presented under the label 'Predecessor Company' for periods prior to November 1, 2002 and 'Successor Company' for the two-month period ended December 31, 2002 as required by Statement of Position 90-7 'Financial Reporting by Entities in Reorganization under the Bankruptcy Code'.

                                        SUCCESSOR   PREDECESSOR    SUCCESSOR     PREDECESSOR
                                         COMPANY      COMPANY       COMPANY        COMPANY
                                        ---------   -----------   ------------   ------------
                                                                  FOR THE TWO    FOR THE TEN
                                          FOR THE SIX MONTHS         MONTHS         MONTHS
                                            ENDED JUNE 30,           ENDED          ENDED
                                        -----------------------   DECEMBER 31,   OCTOBER 31,
                                          2003         2002           2002           2002
                                          ----         ----           ----           ----
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................  $ 611,457    $ 591,704     $ 191,656      $1,000,007
Loss from operations..................   (102,576)    (366,905)      (55,072)       (570,491)
Income (loss) from continuing
 operations(1, 2).....................   (119,936)    (576,381)      (61,049)      1,331,195
Loss from discontinued
 operations(3)........................     --           --            --             --
Cumulative effect of change in
 accounting principle(4)..............     --           --            --              (8,667)
Net income (loss).....................   (119,936)    (576,381)      (61,049)      1,322,528
Preferred stock dividends and
 amortization of preferred stock
 issuance costs.......................     --           (5,473)       --              (5,473)
Net income (loss) attributable to
 common stockholders..................   (119,936)    (581,854)      (61,049)      1,317,055
Basic and diluted earnings (loss) per
 share:
   Income (loss) from continuing
    operations attributable to common
    stockholders(1, 2)................      (2.40)       (1.17)        (1.22)           2.66
   Loss from discontinued
    operations(3).....................     --           --            --             --
   Cumulative effect of change in
    accounting principle(4)...........     --           --            --                (.01)
   Net income (loss) attributable to
    common stockholders...............      (2.40)       (1.17)        (1.22)           2.65
Common dividends paid per share.......     --           --            --             --
Total assets..........................  1,921,436                  2,062,273
Long-term debt(1, 2)..................    509,149                    517,986
Redeemable cumulative convertible
 preferred stock(1)...................     --                         --
Total stockholders' equity
 (deficit)............................    570,532                    689,731

                                                          PREDECESSOR
                                                            COMPANY
                                        -----------------------------------------------

                                                FOR THE YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                           2001         2000        1999        1998
                                           ----         ----        ----        ----
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................  $ 1,185,521   $ 839,077   $ 601,456   $ 375,339
Loss from operations..................   (3,544,366)   (448,671)   (246,495)   (141,164)
Income (loss) from continuing
 operations(1, 2).....................   (3,810,357)   (277,688)   (328,312)   (146,579)
Loss from discontinued
 operations(3)........................      --         (540,000)    (31,389)    (39,150)
Cumulative effect of change in
 accounting principle(4)..............      --           --          --          --
Net income (loss).....................   (3,810,357)   (817,688)   (359,701)   (185,729)
Preferred stock dividends and
 amortization of preferred stock
 issuance costs.......................      (17,568)     (4,956)     --          --
Net income (loss) attributable to
 common stockholders..................   (3,827,925)   (822,644)   (359,701)   (185,729)
Basic and diluted earnings (loss) per
 share:
   Income (loss) from continuing
    operations attributable to common
    stockholders(1, 2)................        (7.86)       (.61)       (.79)       (.37)
   Loss from discontinued
    operations(3).....................      --            (1.16)       (.08)       (.10)
   Cumulative effect of change in
    accounting principle(4)...........      --           --          --          --
   Net income (loss) attributable to
    common stockholders...............        (7.86)      (1.77)       (.87)       (.47)
Common dividends paid per share.......      --           --          --          --
Total assets..........................    5,992,026   7,409,285   6,057,703   2,022,136
Long-term debt(1, 2)..................    5,838,779   4,526,706   2,965,385     615,352
Redeemable cumulative convertible
 preferred stock(1)...................      242,338     240,722      --          --
Total stockholders' equity
 (deficit)............................   (1,449,042)  1,213,272   2,112,600   1,007,682

---------

    (1) Includes reorganization items, net incurred of $2.1 billion for the ten months ended October 31, 2002 as a result of commencing chapter 11 proceedings.

    (2) Includes gain related to the purchase of a portion of its senior redeemable notes in the open market in 2001 totaling $296.9 million. This gain was originally reported as an extraordinary gain in 2001 and reclassified to continuing operations in 2002 based on the early adoption of Statement of Financial Accounting Standards No. 145, 'Recission of Financial Accounting Standards Board Statement No. 4, 44, and 64, Amendment of Financial Accounting Standards Board No. 13, and Technical Corrections.'

    (3) Represents sale of the Solutions segment in first quarter 2001. The sale was accounted for as a disposal of a business segment with the associated operating results and financial position of the segment segregated and reported as discontinued operations for prior periods.

    (4) Relates to the cumulative effect of change in accounting principle associated with the adoption of Statement of Financial Accounting Standards No. 143, 'Accounting for Asset Retirement Obligations.'

                      UNAUDITED COMPARATIVE PER SHARE DATA

    In the following table we present unaudited historical per share data for Leucadia and WilTel, respectively, combined unaudited pro forma per share data for Leucadia and historical and equivalent unaudited pro forma per share data for WilTel, as of and for the six months ended June 30, 2003 and as of and for the year ended December 31, 2002. We present the unaudited pro forma per share data for comparative purposes only. The data does not purport to be indicative of (1) the results of operations or financial position which would have been achieved if the offer and the subsequent merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of appraisal (dissenters') rights by WilTel stockholders under Nevada law in connection with a 'short form' merger.

                                                         FOR THE SIX MONTHS ENDED JUNE 30, 2003
                                                   ---------------------------------------------------
                                                                LEUCADIA                    WILTEL
                                                    LEUCADIA    COMBINED      WILTEL      EQUIVALENT
                                                   HISTORICAL   PRO FORMA   HISTORICAL     PRO FORMA
                                                   PER SHARE    PER SHARE   PER SHARE      PER SHARE
                                                      DATA        DATA         DATA         DATA(a)
                                                      ----        ----         ----         -------
Loss from continuing operations per share of
  common stock:(b)
    Basic........................................    $ --        $ (.56)      $(2.40)       $ (.24)
    Diluted......................................    $ --        $ (.56)      $(2.40)       $ (.24)
Cash dividends per share of common stock.........    $ --        $ --         $ --          $ --
Book value per share of common stock(c)..........    $26.59      $28.37       $11.41        $12.04

                                                               FOR THE TWO    FOR THE TEN
                                                                 MONTHS          MONTHS      FOR THE YEAR
                                       FOR THE YEAR ENDED         ENDED          ENDED          ENDED
                                          DECEMBER 31,        DECEMBER 31,    OCTOBER 31,    DECEMBER 31,
                                              2002                2002            2002           2002
                                     ----------------------   -------------   ------------   ------------
                                                  LEUCADIA                                      WILTEL
                                      LEUCADIA    COMBINED       WILTEL          WILTEL       EQUIVALENT
                                     HISTORICAL   PRO FORMA    HISTORICAL      HISTORICAL     PRO FORMA
                                     PER SHARE    PER SHARE     PER SHARE      PER SHARE      PER SHARE
                                        DATA        DATA          DATA            DATA         DATA(a)
                                        ----        ----          ----            ----         -------
Income (loss) from continuing
  operations per share of common
  stock:(b)
    Basic..........................    $ 2.74      $(5.02)       $(1.22)         $ 2.66         $(2.13)
    Diluted........................    $ 2.72      $(5.02)       $(1.22)         $ 2.66         $(2.13)
Cash dividends per share of common
  stock(d).........................    $  .25      $  .25        $ --            $ --           $  .11
Book value per share of common
  stock(c).........................    $25.74         N/A        $13.79             N/A            N/A

---------

 (a) The WilTel equivalent pro forma per share data is computed by multiplying the Leucadia combined pro forma per share data by the exchange ratio of
     0.4242 of a Leucadia common share to be issued for each share of WilTel common stock.

 (b) For the determination of the Leucadia combined pro forma income (loss) from continuing operations per share data, see the Notes to Unaudited Pro Forma Consolidated Financial Information contained elsewhere in this prospectus.

 (c) The historical book values per common share were computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of the period. The Leucadia combined pro forma book value per share of common stock is computed by dividing pro forma shareholders' equity by the pro forma number of shares of common stock outstanding as of June 30, 2003.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (d) The Leucadia combined pro forma cash dividends per share of common stock assumes that the historical amount paid per share of common stock would have been paid on each of the pro forma number of shares of common stock.

                       COMPARATIVE PER SHARE MARKET DATA

    In the following table we present:

     the prices of a Leucadia common share and a share of WilTel common stock as of the close of trading on August 11, 2003, the last trading date prior to the date that Leucadia and WilTel announced an agreement in principle on the offer and merger, as reported in the consolidated transaction reporting system, and the equivalent price of a share of WilTel common stock, based on the exchange ratio.

                                                               LEUCADIA      WILTEL        WILTEL
                                                              HISTORICAL   HISTORICAL   EQUIVALENT(1)
                                                              ----------   ----------   -------------
Closing price per share as of August 11, 2003...............    $37.56       $14.06        $15.93

---------

(1) We calculated the WilTel equivalent price by multiplying the applicable Leucadia closing price by the exchange ratio in the offer and the subsequent merger of 0.4242 of a Leucadia common share for each share of WilTel common stock.

                              -------------------

    On September 2, 2003, the last trading date prior to the printing of this prospectus for which this information was practicably available, the closing prices of a Leucadia common share and a share of WilTel common stock, as reported in the consolidated transaction reporting system, were $38.21 and $16.11, respectively.

    The market prices of Leucadia common shares and shares of WilTel common stock are subject to fluctuation. The actual value of the Leucadia common shares you receive in the offer and the merger will likely differ from the values illustrated. You are urged to obtain current market quotations. See 'Comparative Per Share Market Price and Dividend Information'.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


    The following unaudited pro forma consolidated financial statements have been prepared under the assumption that all of the outstanding shares of WilTel common stock not owned by Leucadia are acquired pursuant to the offer and merger. The offer is subject to a minimum condition that at least half of the shares not owned by Leucadia or its affiliates are validly tendered. If this condition is not satisfied, then Leucadia will not acquire any shares. If it is satisfied, then Leucadia is certain to own a sufficient number of shares (at least 73.7%) to assure, through its vote as the then majority stockholder of WilTel, that the merger will be consummated and that Leucadia will own all of the shares. Accordingly, the pro forma financial information assumes all of the shares are acquired.



    If after completion of the offer we own at least 90% of the outstanding shares of WilTel common stock, we may complete the acquisition of the shares of WilTel common stock that we do not own through a 'short-form merger' without a vote of WilTel stockholders. If we effect a short-form merger, it can generally be completed within a few days following completion of the offer. If we do not own at least 90% of the outstanding shares of WilTel common stock after completion of the offer, we may complete the acquisition of the shares of WilTel common stock that we do not own by a 'long-form merger' through a vote of WilTel stockholders. A long-form merger will require the calling of a stockholder meeting and the preparation of an information or proxy statement in respect of the merger. We estimate that it may take as long as several months from the completion of the offer for us to complete a long-form merger. See 'The Offer -- Approval of The Merger'.


    The execution of the Merger Agreement on August 21, 2003 created a measurement date for accounting purposes enabling Leucadia to determine the value of the Leucadia common shares to be issued. Leucadia averaged the closing prices of its common shares for the five-business day period commencing two days before and ending two days after the Merger Agreement was executed. That average, $37.90 per share, was used to calculate the aggregate value of the shares issued for purposes of the unaudited pro forma consolidated financial statements that follow, and will also be used to determine the actual cost of the acquisition if the offer and merger are consummated pursuant to the terms of the Merger Agreement.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2003
(IN THOUSANDS)

                                                                             PRO FORMA       PRO FORMA
                                                LEUCADIA      WILTEL        ADJUSTMENTS     AS ADJUSTED
                                                --------      ------        -----------     -----------
Assets:
    Investments..............................  $  779,876   $   --          $   --          $  779,876
    Cash and cash equivalents................     497,314      190,977          (1,000)(a)     687,291
    Trade, notes and other receivables,
      net....................................     406,241      247,217          --             653,458
    Prepaids, other assets and deferred
      charges, net...........................     222,635      128,573          --             351,208
    Property, plant, equipment and leasehold
      improvements, net......................     167,307    1,354,669          94,502 (b)   1,616,478
    Investments in associated companies,
      net....................................     644,041       --            (284,121)(c)     359,920
                                               ----------   ----------      ----------      ----------
        Total................................  $2,717,414   $1,921,436      $ (190,619)     $4,448,231
                                               ----------   ----------      ----------      ----------
                                               ----------   ----------      ----------      ----------
Liabilities:
    Customer banking deposits................  $  253,098   $   --          $   --          $  253,098
    Trade payables and expense accruals......      91,220      399,165          --             490,385
    Deferred income..........................      --          234,949          --             234,949
    Other liabilities........................     124,193      134,333          --             258,526
    Income taxes payable.....................      62,975       --              --              62,975
    Deferred tax liability...................      42,917       --             (42,917)(d)      --
    Debt, including current maturities.......     448,382      581,544          --           1,029,926
                                               ----------   ----------      ----------      ----------
        Total liabilities....................   1,022,785    1,349,991         (42,917)      2,329,859
                                               ----------   ----------      ----------      ----------
Commitments and contingencies
Minority interest............................      10,650          913          --              11,563
                                               ----------   ----------      ----------      ----------
Company-obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely subordinated debt securities
  of the Company.............................      98,200       --              --              98,200
                                               ----------   ----------      ----------      ----------
Shareholders' Equity:
    Common stock.............................      59,637          500            (500)(e)      70,793
                                                                                11,156 (f)
    Additional paid-in capital...............     200,860      749,500        (749,500)(e)     612,534
                                                                               411,674 (f)
    Accumulated other comprehensive income...     105,187        1,517          (1,517)(e)     105,187
    Retained earnings (Accumulated
      deficit)...............................   1,220,095     (180,985)        180,985 (e)   1,220,095
                                               ----------   ----------      ----------      ----------
        Total shareholders' equity...........   1,585,779      570,532        (147,702)      2,008,609
                                               ----------   ----------      ----------      ----------
        Total................................  $2,717,414   $1,921,436      $ (190,619)     $4,448,231
                                               ----------   ----------      ----------      ----------
                                               ----------   ----------      ----------      ----------

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            PRO FORMA       PRO FORMA
                                                    LEUCADIA    WILTEL     ADJUSTMENTS     AS ADJUSTED
                                                    --------    ------     -----------     -----------
Revenues:
    Manufacturing.................................  $ 26,225   $  --         $--            $  26,225
    Wireless messaging revenues...................    20,092      --          --               20,092
    Finance.......................................    31,878      --          --               31,878
    Telecommunications............................     --        611,457      --              611,457
    Investment and other income...................    65,948       3,374      --               69,322
    Net securities gains (losses).................       214      --          --                  214
                                                    --------   ---------     -------        ---------
                                                     144,357     614,831      --              759,188
                                                    --------   ---------     -------        ---------
Expenses:
    Manufacturing cost of sales...................    19,150      --          --               19,150
    Wireless messaging network operating
      expenses....................................     9,964      --          --                9,964
    Telecommunications cost of sales..............     --        494,386      --              494,386
    Depreciation and amortization.................     8,896     124,938       3,150 (i)      136,984
    Asset impairments and restructuring charges...     --         --          --               --
    Reorganization items, net.....................     --         --          --               --
    Interest......................................    14,272      21,450      --               35,722
    Selling, general and other expenses...........    81,336      95,880      --              177,216
                                                    --------   ---------     -------        ---------
                                                     133,618     736,654       3,150          873,422
                                                    --------   ---------     -------        ---------
Income (loss) from continuing operations before
  income taxes, minority interest and equity in
  income (losses) of associated companies.........    10,739    (121,823)     (3,150)        (114,234)
Income tax (benefit) provision....................     1,007          16        (943)(l)           80
                                                    --------   ---------     -------        ---------
Income (loss) from continuing operations before
  minority interest and equity in income (losses)
  of associated companies.........................     9,732    (121,839)     (2,207)        (114,314)
Minority expense of trust preferred securities,
  net of taxes....................................    (2,761)     --          (1,487)(l)       (4,248)
Minority interest in loss of consolidated
  subsidiary......................................     --          1,903      --                1,903
Equity in income (losses) of associated companies,
  net of taxes....................................    (7,148)     --          26,745 (l)       76,746
                                                                              57,149 (m)
                                                    --------   ---------     -------        ---------
Income (loss) from continuing operations..........  $   (177)  $(119,936)    $80,200        $ (39,913)
                                                    --------   ---------     -------        ---------
                                                    --------   ---------     -------        ---------
Basic loss per common share.......................                                          $   (0.56)
Number of shares used in calculation..............    59,624                  11,156 (n)       70,780
Diluted loss per common share.....................                                          $   (0.56)
Number of shares used in calculation..............    59,624                  11,156 (n)       70,780

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      WILTEL         WILTEL
                                      LEUCADIA      TEN MONTHS     TWO MONTHS
                                     YEAR ENDED        ENDED          ENDED
                                    DECEMBER 31,    OCTOBER 31,   DECEMBER 31,     PRO FORMA       PRO FORMA
                                        2002           2002           2002        ADJUSTMENTS     AS ADJUSTED
                                        ----           ----           ----        -----------     -----------
Revenues:
    Manufacturing.................    $  50,744     $   --          $ --          $   --          $   50,744
    Finance.......................       87,812         --            --              --              87,812
    Telecommunications............      --            1,000,007      191,656           (6,664)(g)  1,184,999
    Investment and other income...      140,315          19,756          445                         160,516
    Net securities losses.........      (37,066)        --            --              --             (37,066)
                                      ---------     -----------     --------      -----------     ----------
                                        241,805       1,019,763      192,101           (6,664)     1,447,005
                                      ---------     -----------     --------      -----------     ----------
Expenses:
    Manufacturing cost of sales...       33,963         --            --              --              33,963
    Telecommunications cost of
      sales.......................      --              862,405      171,605           (6,614)(h)  1,027,396
    Depreciation and
      amortization................       17,266         460,989       44,294         (231,853)(i)    290,696
    Asset impairments and
      restructuring charges.......      --               28,483        8,572           (8,572)(h)     28,483
    Reorganization items, net.....      --           (2,066,032)      --            2,156,330 (j)     90,298
    Interest......................       33,547         195,602        7,221         (136,481)(k)     99,889
    Selling, general and other
      expenses....................      198,554         218,621       22,257          --             439,432
                                      ---------     -----------     --------      -----------     ----------
                                        283,330        (299,932)     253,949        1,772,810      2,010,157
                                      ---------     -----------     --------      -----------     ----------
Income (loss) from continuing
  operations before income taxes,
  minority interest and equity in
  income (losses) of associated
  companies.......................      (41,525)      1,319,695      (61,848)      (1,779,474)      (563,152)
Income tax (benefit) provision....     (144,865)          1,030            3           25,837 (l)   (117,995)
                                      ---------     -----------     --------      -----------     ----------
Income (loss) from continuing
  operations before minority
  interest and equity in income
  (losses) of associated
  companies.......................      103,340       1,318,665      (61,851)      (1,805,311)      (445,157)
Minority expense of trust
  preferred securities, net of
  taxes...........................       (5,521)        --            --               (2,973)(l)     (8,494)
Minority interest in loss of
  consolidated subsidiary.........      --               12,530          802          --              13,332
Equity in income (losses) of
  associated companies, net of
  taxes...........................       54,712         --            --               36,700 (l)    104,812
                                                                                       13,400 (m)
                                      ---------     -----------     --------      -----------     ----------
Income (loss) from continuing
  operations......................    $ 152,531     $ 1,331,195     $(61,049)     $(1,758,184)    $ (335,507)
                                      ---------     -----------     --------      -----------     ----------
                                      ---------     -----------     --------      -----------     ----------
Basic earnings (loss) per common
  share...........................    $    2.74                                                   $    (5.02)
Number of shares used in
  calculation.....................       55,667                                        11,156 (n)     66,823
Diluted earnings (loss) per common
  share...........................    $    2.72                                                   $    (5.02)
Number of shares used in
  calculation.....................       56,016                                        10,807 (n)     66,823

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The unaudited pro forma consolidated balance sheet as of June 30, 2003 assumes that all of the shares of WilTel common stock not owned by Leucadia are acquired and reflects the adjustments necessary to record the acquisition as though it had occurred on June 30, 2003. The aggregate purchase price of $423,800,000 for the shares of WilTel common stock not already owned by Leucadia consists of $422,800,000 of Leucadia common shares and estimated cash expenses of $1,000,000, as described in the notes below.

    The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 and the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2003 have been prepared assuming the acquisition of WilTel common stock occurred on January 1, 2002 and reflect the effects of certain adjustments to the historical consolidated financial statements that result from the acquisition of WilTel common stock. WilTel emerged from bankruptcy in October 2002 and adopted the provisions of fresh start accounting on October 31, 2002. WilTel's emergence from bankruptcy resulted in a new reporting entity for accounting purposes and, as such, its financial results for periods before and after its emergence are presented separately.


    At acquisition, under generally accepted accounting principles, Leucadia is required to allocate the purchase price to specific tangible and intangible assets and liabilities based upon their relative fair values. Leucadia will employ independent appraisals and other techniques to determine these fair values. For purposes of the pro forma balance sheet, Leucadia principally utilized the independent appraisals, market quotes, discounted cash flow techniques and comparable sales information utilized by WilTel to prepare their fresh start balance sheet upon emergence from bankruptcy as of October 31, 2002. Leucadia reviewed this information in light of the passage of time since its preparation and the changes in the telecommunications industry to determine whether the information was still in a range of reasonable estimates of fair values for use in the pro forma balance sheet, and concluded that it was. At acquisition, the determination of the actual relative fair values may result in a different allocation than was assumed for the pro forma financial statements. Any such differences are expected to result in an increase or decrease to property, plant and equipment and deferred income, could also result in a different weighted average life used for depreciation and amortization purposes and, as a result, could either increase or decrease the annual amount of actual depreciation and amortization recorded. Accordingly, except for the effects of the pro forma adjustments to property, plant and equipment, the June 30, 2003 historical WilTel balances were assumed to be reasonable estimates of fair values for purposes of the allocation of the purchase price in the pro forma balance sheet.



    The 'Pro Forma Adjustments' column combines the accounting effects of Leucadia's actual purchases in 2002 with the pro forma accounting effect of the offer to purchase the remaining shares. The principal accounting differences between the actual 2002 purchases and the pro forma 2003 purchase are the amount of excess purchase price over WilTel's historical book value of assets acquired for each transaction, and the related depreciation and amortization expenses reflected, on a pro forma basis, for each transaction. As of June 30, 2003, the amount of the excess was $13,689,000 for the 2002 purchases and $80,813,000, on a pro forma basis, for the 2003 offer to acquire the remaining shares. Each of these amounts is assumed to be amortized as depreciation and amortization expense over an average life of 15 years. In addition, the 2003 offer to purchase the remaining shares will allow Leucadia to recognize WilTel's deferred tax assets in an amount equal to Leucadia's deferred tax liability.


    The following notes pertain to the unaudited pro forma consolidated financial statements:

     (a) Represents estimated expenses incurred in connection with the acquisition of WilTel common stock in the offer.

     (b) Represents the preliminary adjustment to fair value of the assets acquired. The excess of the amount paid to acquire WilTel common stock in the offer over the historical carrying amounts of net assets acquired is assumed allocated to property, plant and equipment.

     (c) Represents the elimination of the carrying amount of Leucadia's 47.4% interest in WilTel prior to the acquisition.

     (d) Represents the recognition of net deferred tax assets of WilTel in an amount equal to Leucadia's deferred tax liabilities. Additional deferred tax assets have not been recognized as they are not deemed more likely than not to be realizable.

     (e) Represents the elimination of the historical stockholders' equity of WilTel.

     (f) Reflects the issuance of 11,156,460 Leucadia common shares, based on a valuation of $37.90 per share, the average of the closing share prices for the five business day period commencing two days before and ending two days after the Merger Agreement was executed.

     (g) Represents an adjustment to the historical amortization of WilTel's deferred revenue as a result of the adjustment to the carrying amount of deferred revenue to reflect its fair value as of the date of acquisition.


     (h) The adjustment to reduce telecommunications cost of sales by $6,614,000 results from the recognition of a liability for the fair value of unfavorable contracts as of the date of the acquisition assumed in the pro forma financial statements. Cost of sales has been reduced for actual amounts expensed for these contracts during the ten month period ended October 31, 2002; no other amounts were expensed for these contracts for any other period presented. The adjustment to reduce asset impairments and restructuring charges by $8,572,000 substantially reflects the reversal of severance expense recorded by WilTel, which was recognized by Leucadia as a liability in its allocation of the purchase price to the fair value of the acquired liabilities.



     (i) For both periods presented, represents an increase to depreciation expense ($3,150,000 for 2003 and $6,300,000 for 2002) related to the adjustment to fair value of property, plant and equipment at June 30, 2003, which fair value adjustment is assumed amortized over an average life of 15 years. Property, plant and equipment primarily consists of network equipment (fiber, optronics and capacity IRUs) with depreciable lives of 3-20 years, rights-of-way with depreciable lives of 20 years, buildings and leasehold improvements with depreciable lives of 10-30 years, computer equipment and software with depreciable lives of 2-3 years, general office furniture and fixtures of 5-8 years, and construction in progress. Depreciation expense is computed using the straight-line method.



         The 2002 period also includes a reduction of $238,153,000 to WilTel's historical depreciation expense, as the historical carrying amount of WilTel's property, plant and equipment as of January 1, 2002 is nearly $3 billion more than the preliminary amount allocated to property, plant and equipment assumed in the pro forma financial statements. Accordingly, depreciation expense was substantially reduced on a pro forma basis since the actual depreciation expense recorded on a much larger asset would not have been recorded on a pro forma basis.


     (j) Represents the reversal of the gain recognized upon the discharge of WilTel's indebtedness in bankruptcy ($4.3 billion) and the reversal of the net charge recognized upon WilTel's application of fresh start accounting adjustments to the historical carrying amounts of its asset and liabilities ($2.1 billion).

     (k) Represents the reversal of historical interest expense related to all debt that was converted to equity under WilTel's bankruptcy plan.


     (l) Represents the reversal of Leucadia's historical federal income tax provision as losses generated by WilTel exceed Leucadia's historical income. Leucadia did not record in its historical financial statements a deferred tax benefit for its share of WilTel's losses, as its ability to utilize these unrealized capital losses to reduce taxes due on capital gains in the future was uncertain. Therefore, no amount of adjustment (l) relates to Leucadia's share of WilTel's losses. The 'Pro Forma As Adjusted' amounts for the line item 'income tax (benefit) provision' for all periods includes amounts for state income and franchise taxes and, for the 2002 period, a reversal of Leucadia tax reserves as a result of the resolution of certain federal income tax contingencies unrelated to the WilTel acquisition.


    (m) Represents the reversal of Leucadia's recognition of its share of WilTel's losses under the equity method of accounting as a result of the pro forma consolidation.

     (n) For basic and diluted earnings (loss) per common share, represents the number of shares issued in connection with the acquisition of WilTel common stock pursuant to the offer. In addition, for the year ended December 31, 2002, the pro forma adjustment for diluted earnings (loss) per common share includes a reduction of approximately 349,000 shares issuable pursuant to outstanding Leucadia options, that are included in the historical calculation but not in the pro forma calculation as the result is antidilutive.

                                  RISK FACTORS

    In deciding whether to tender your shares pursuant to the offer, you should read this prospectus (including the discussion under 'Background and Reasons for the Offer and Subsequent Merger -- Additional Factors for Consideration by WilTel Stockholders -- Other Factors You Should Consider' and 'Certain Effects of the Offer') and the documents which we incorporate by reference into this prospectus carefully. You should also carefully consider the following factors:

RISKS RELATED TO THE OFFER AND THE SUBSEQUENT MERGER

    THE NUMBER OF LEUCADIA COMMON SHARES THAT YOU WILL RECEIVE IN THE OFFER AND/OR THE SUBSEQUENT MERGER WILL BE BASED UPON A FIXED EXCHANGE RATIO. THE VALUE OF THE LEUCADIA COMMON SHARES AT THE TIME YOU RECEIVE THEM COULD BE LESS THAN AT THE TIME YOU TENDER YOUR SHARES OF WILTEL COMMON STOCK.


    In the offer and the subsequent merger, each share of WilTel common stock will be exchanged for 0.4242 of a Leucadia common share and one CSR. This is a fixed exchange ratio. We will not adjust the exchange ratio as a result of any change in the market price of Leucadia common shares or WilTel common stock between the date of this prospectus and the date you receive Leucadia common shares. The market price of the Leucadia common shares may be lower on the date you receive such shares than it is today or on the date you tender shares of WilTel common stock or on the date the offer expires or the date a subsequent merger is completed, because of changes in the business, operations or prospects of Leucadia, market reactions to our offer, general market and economic conditions, and other factors. You are urged to obtain current market quotations for Leucadia common shares and WilTel common stock. See 'Comparative Per Share Market Price and Dividend Information'.


    THE TRADING PRICE OF LEUCADIA COMMON SHARES MAY BE AFFECTED BY FACTORS IN ADDITION TO THOSE FACTORS AFFECTING THE PRICE OF WILTEL COMMON STOCK. THE PRICE OF LEUCADIA COMMON SHARES COULD DECLINE FOLLOWING THE OFFER.

    If we complete the offer, holders of WilTel common stock will become holders of Leucadia common shares. Although we currently own 47.4% of the outstanding shares of WilTel common stock, we also own and operate other businesses and have significant interests in other companies. Accordingly, our results of operations and business, as well as the trading price of Leucadia common shares, will be affected by factors in addition to those affecting WilTel's results of operations and business and the price of WilTel common stock. The price of Leucadia common shares may decrease after we accept shares of WilTel common stock for exchange in the offer and complete the subsequent merger. For a discussion of some of the factors that could affect our results of operations or business, or the trading price of our common shares, see pages 24-25 of our 2002 Annual Report on Form 10-K and pages 16-17 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

    DIRECTORS OF WILTEL HAVE POTENTIAL CONFLICTS OF INTERESTS WITH RESPECT TO THE OFFER.


    You should be aware that potential conflicts of interest exist with respect to the offer and subsequent merger among members of WilTel's board of directors in that two of the nine members of the WilTel board of directors (Ian M. Cumming and Joseph S. Steinberg) are the Chairman and President, respectively, directors and principal shareholders of Leucadia. In addition, Leucadia has designated two other members (Messrs. Alan J. Hirschfield and Jeffrey C. Keil) to the WilTel board of directors. For additional information on the interests that WilTel's board members may have in the offer and subsequent merger, see 'Interests of Certain Persons in the Offer and Subsequent Merger'.



    THE OFFER AND MERGER MAY NOT QUALIFY AS A TAX-FREE REORGANIZATION FOR UNITED STATES FEDERAL INCOME TAX PURPOSES.



    Although WilTel has received an opinion from Weil, Gotshal & Manges LLP that the offer and merger should qualify as a reorganization for U.S. federal income tax purposes, you should be aware that the tax consequences are not entirely free from doubt and the opinion is not binding on the IRS. In the event that the IRS successfully challenges the tax-free characterization of the offer and merger, you would be taxed on any gain recognized as a result of the offer and merger. Please consult your tax advisor for a full understanding of the tax consequences to you and see 'The Offer -- Material U.S. Federal Income Tax Consequences'.


RISKS RELATED TO LEUCADIA AND LEUCADIA COMMON SHARES

    LEUCADIA IS DEPENDENT ON CERTAIN KEY PERSONNEL. THESE INDIVIDUALS ARE ALSO SIGNIFICANT SHAREHOLDERS OF LEUCADIA AND HAVE SIGNIFICANT INFLUENCE OVER LEUCADIA'S AFFAIRS.

    Leucadia is dependent on the services of its senior management, including Ian M. Cumming and Joseph S. Steinberg, Leucadia's Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with Leucadia expire June 30, 2005. As of June 30, 2003, Messrs. Cumming and Steinberg and their respective families (excluding certain private charitable foundations) beneficially owned approximately 15.7% and 15.4% of the outstanding Leucadia common shares, respectively. Accordingly, Messrs. Cumming and Steinberg could exert significant influence over all matters requiring approval by Leucadia shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions. Certain of Leucadia's public debt instruments ($339,464,000 outstanding at June 30, 2003) contain provisions granting the holders thereof the right, subject to certain exceptions, to require Leucadia to repurchase such debt at 101% of principal amount plus accrued but unpaid interest upon a change of control (as defined in such instruments) of Leucadia. None of these change of control provisions would be triggered by consummation of the offer or subsequent merger addressed in this prospectus.

    LEUCADIA COMMON SHARES ARE SUBJECT TO TRANSFER RESTRICTIONS.

    Leucadia and certain of its subsidiaries have or have had tax loss carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the tax loss carryforwards, Leucadia's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating 5% or more of the Leucadia common shares and the ability of persons or entities now owning 5% or more of the Leucadia common shares from acquiring additional Leucadia common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2005, (b) the repeal of
Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year of Leucadia to which certain tax benefits may no longer be carried forward. Such restrictions may be waived by Leucadia's board of directors. Leucadia shareholders are advised to carefully monitor their ownership of Leucadia common shares and consult their own legal advisors and/or Leucadia to determine whether their ownership of Leucadia common shares approaches the proscribed level. All certificates representing the Leucadia common shares offered by this prospectus will bear a legend indicating that such shares are subject to such transfer restrictions.

    If we continue to have loss carryforwards and attributes whether or not the offer is consummated, we may seek to amend our certificate of incorporation to extend the December 31, 2005 expiration date for the restrictions on the accumulation on our common shares described in the preceding paragraph. Assuming we complete the offer but our certificate of incorporation is not amended to extend the December 31, 2005 expiration date, transfers of our stock can have a significant impact on the utilization of Leucadia's existing tax losses and other tax attributes, including those of WilTel.

    LEUCADIA MAY REDUCE OR CEASE TO PAY DIVIDENDS ON ITS COMMON SHARES.

    In 2002 and 2001, Leucadia paid annual cash dividends of $0.25 per common share. However, we can provide no assurance that Leucadia will pay dividends on its common shares in the future (or, if Leucadia does pay dividends, as to the amount thereof). The payment of dividends on Leucadia common shares in the future is subject to the discretion of Leucadia's board of directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our board of directors may deem to be relevant. In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of Leucadia common shares, Leucadia is required to comply with certain restrictions contained in certain of its debt instruments. In addition, Leucadia's regulated subsidiaries are restricted in the amount of distributions that can be made to Leucadia without regulatory approval. Leucadia may consider the recent changes in U.S. tax laws lowering the tax rate on dividends in determining its dividend policy.

                          FORWARD-LOOKING INFORMATION

    Some of the statements contained or incorporated by reference in this prospectus discuss our plans and strategies, or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995, or PSLRA (we acknowledge that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act and added by the PSLRA does not apply to forward-looking statements made in connection with a tender offer). All statements, other than statements of historical facts, that address activities, events, developments or results that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. The words 'believes,' 'anticipates,' 'estimates,' 'expects,' 'plans,' 'intends' and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which our management has not yet identified. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements as the result of various important factors, certain (but not all) of which are discussed at pages 24-25 of our 2002 Annual Report on Form 10-K, at pages 16-17 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other documents incorporated by reference in this prospectus.

    The factors described in the documents we have incorporated by reference and in the 'Risk Factors' section of this prospectus are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. Accordingly, our actual results may differ materially from those expressed in, or implied by, our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

           BACKGROUND AND REASONS FOR THE OFFER AND SUBSEQUENT MERGER

    The following discussion presents background information concerning the offer and subsequent merger and describes our reasons for undertaking the proposed transaction. Please see ' -- Additional Factors for Consideration by WilTel Stockholders' for further information relating to the proposed transactions.

LEUCADIA'S INITIAL INVESTMENTS IN WILTEL


    On October 15, 2002 (the 'Effective Date'), WilTel emerged as the successor to Williams Communications Group, Inc. ('WCG') pursuant to a plan of reorganization approved by the bankruptcy court (the 'Plan'). The Plan was proposed by WCG, the Official Committee of Unsecured Creditors of WCG, and Leucadia.



    Leucadia acquired an aggregate of 22,000,000 shares (44%) of WilTel common stock on the Effective Date pursuant to two transactions provided for under the Plan. First, pursuant to an agreement with The Williams Companies Inc. ('TWC'), Leucadia acquired from TWC, for a purchase price of $180,000,000, certain claims that TWC had against WCG. In accordance with the Plan, WilTel issued 11,775,000 shares of its common stock to Leucadia in satisfaction of such claims. Second, on the Effective Date Leucadia invested $150,000,000 in WilTel in exchange for 10,225,000 shares of WilTel common stock. On October 28, 2002, Leucadia purchased an additional 1,700,000 shares of WilTel common stock for an aggregate purchase price of $20,400,000 in a private transaction. As a result of those acquisitions, Leucadia is currently the beneficial owner of a total of 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock.


    Pursuant to the Plan, 1,000,000 shares of WilTel common stock were issued on the Effective Date to a securities holder channeling fund for purposes of providing for the settlement of certain claims against WCG. To the extent that these shares are not distributed to satisfy such claims, one-half of such unused shares will be distributed to Leucadia and the other one-half will be distributed to the holders of unsecured claims against WCG.


    In addition, pursuant to the Plan, on the Effective Date Leucadia and WilTel entered into the Stockholders Agreement, the Registration Rights Agreement and the Stockholder Rights and Co-Sale Agreement described under 'Interests of Certain Persons in the Offer and Subsequent Merger -- Certain Agreements Between Leucadia and WilTel'. Pursuant to the Stockholders Agreement and the Plan, Leucadia designated four directors (including two independent directors) of WilTel's nine-member board of directors (the other directors are the chief executive officer of WilTel and four individuals designated by the Official Committee of Unsecured Creditors of WCG).


THIS OFFER


    On May 15, 2003, Leucadia sent a letter (the 'May 2003 Letter') to the WilTel Board of Directors (the 'WilTel Board') requesting that the WilTel Board take action under WilTel's articles of incorporation and the Stockholders Agreement to permit Leucadia to offer WilTel stockholders the opportunity to exchange each share of WilTel common stock they hold for 0.3565 of a Leucadia common share (this exchange ratio represented a 30% premium to WilTel's stock price based on the respective per share closing prices of Leucadia ($38.65) and WilTel ($10.60) on May 14, 2003). Leucadia did not request that the WilTel Board recommend Leucadia's offer, only that the WilTel Board permit WilTel stockholders the opportunity to decide whether or not they wished to accept Leucadia's offer. The May 2003 Letter requested the WilTel Board to take action under the Stockholders Agreement to permit Leucadia's offer to be presented to WilTel stockholders because, as described under 'Interests of Certain Persons in the Offer and Subsequent Merger -- Certain Agreements Between Leucadia and WilTel', in the Stockholders Agreement, Leucadia agreed not to commence a tender or exchange offer for WilTel shares prior to October 15, 2004 unless that restriction was amended or waived by a majority of the independent directors of WilTel (or by the holders of a majority of the WilTel shares not owned by Leucadia). As described in greater detail below under ' -- Additional Factors for Consideration by WilTel Stockholders -- Our Reasons for Making the Offer', our reason for making the offer at this time was to acquire all of the WilTel common stock that we do not own, and thereby (a) eliminate the potential for conflicts of interest between Leucadia and WilTel, (b) eliminate the administrative, compliance and other costs associated with maintaining WilTel's status as a public company and
(c) be able to consolidate WilTel in our federal income tax return and increase the likelihood that WilTel's significant tax attributes will be utilized for the benefit of shareholders.



    On May 27, 2003, the WilTel Board established a Special Committee comprised of the six independent directors on the nine member WilTel Board. The Special Committee interviewed a number of investment banking firms and law firms to aid it in considering Leucadia's proposal before selecting JPMorgan as its financial advisor and Gibson, Dunn & Crutcher LLP as its legal advisor. Leucadia had no involvement in the selection or retention of the Special Committee's financial and legal advisors.



    On July 11, 2003, Leucadia sent a letter to the Special Committee confirming Leucadia's position mentioned at the May 27, 2003 WilTel Board meeting that Leucadia 'has no interest in entertaining any offers to reduce its ownership interest in WilTel'. On July 17, 2003, representatives of the Special Committee met with representatives of Leucadia to commence the Special Committee's financial due diligence review of Leucadia. On July 21, 2003, Leucadia executed a confidentiality agreement with the Special Committee to facilitate the provision of information about Leucadia.



    On July 25, 2003, Leucadia notified the Special Committee that 'shopping' WilTel would be dangerous for the stability of WilTel's business because it would create the impression that Leucadia was interested in selling its interest in WilTel (which was not the case) after Leucadia had gone to considerable effort to assure WilTel's customers, suppliers and employees that WilTel was a long-term investment for Leucadia. Leucadia believed that market rumors of an impending sale by Leucadia would undermine the stability and progress achieved by WilTel following the turmoil of the bankruptcy process. Leucadia further advised the Special Committee that its May 2003 proposal would be withdrawn if the Special Committee or its advisors solicited offers for WilTel. On July 29, 2003, Leucadia withdrew its proposal and request set forth in the May 2003 Letter due to its concern that certain members of the Special Committee expressed the view that WilTel needed to be 'shopped' for the Special Committee to evaluate Leucadia's proposal by a market survey, even though Leucadia, as the owner of 47.4% of the outstanding WilTel shares, had advised the Special Committee that Leucadia had no intention of selling its shares and that, therefore, a sale of WilTel to a third party was not realistic. Leucadia's position that the Special Committee did not need to 'shop' WilTel in advance of acting on Leucadia's proposal was based, among other things, on (i) the fact that Leucadia's proposal for WilTel had been publicly disclosed since mid-May 2003 and, to Leucadia's knowledge, no competing transactions had been proposed,
(ii) the fact that WilTel would be able, at any time prior to the consummation of Leucadia's offer, to respond to any unsolicited, bona fide superior proposal that may be made by a third party for the acquisition of WilTel, and the WilTel Board would be able to change its recommendation in respect of Leucadia's offer if the Board determines that such action is necessary in order for the Board to comply with its fiduciary duties under applicable law, (iii) Leucadia's belief that, with the assistance of an experienced investment banking firm of the caliber of JPMorgan, the Special Committee would be able to evaluate Leucadia's offer through means other than a market check, and (iv) Leucadia's belief that many acquisition transactions, particularly those where the subject company has a significant stockholder, are conducted without a prior market check.



    On July 31, 2003, following Leucadia's withdrawal of its May 2003 proposal, the Chairman of the WilTel Board sent a letter to the Special Committee notifying its members that a special meeting of the WilTel Board was being called to vote upon formally disbanding the Special Committee in light of the fact that the Special Committee's mandate was predicated on Leucadia's May 2003 proposal, which had been withdrawn, as well as to take action with respect to the return of non-public WilTel information that may have been disclosed to third parties, and to confirm that no one is to 'shop' WilTel without authorization of the WilTel Board. On August 1, 2003, members of the WilTel Board communicated by telephone and reached a consensus to postpone the special meeting of the WilTel Board to allow time for negotiations with respect to a possible mutually-acceptable proposal to develop. No action to disband the Special Committee was ever taken by the WilTel Board.



    Subsequent to Leucadia's withdrawal of its offer, the financial advisor to the independent directors of WilTel contacted Leucadia to encourage Leucadia to propose another offer. In response, on August 7, 2003 Leucadia sent a letter (the 'August 2003 Letter') to the independent directors of WilTel relating to alternative proposals to acquire the shares of WilTel not already owned by Leucadia. The August 2003 Letter proposed either of the following transactions:
(A) an offer of 0.3672 of a Leucadia common share in exchange for each share of WilTel common stock, if the independent directors of WilTel would agree to let the offer go forward and not oppose the offer; or (B) a higher offer of 0.3934 of a Leucadia common share in exchange for each share of WilTel common stock, if WilTel would enter into a mutually acceptable merger agreement with Leucadia which provided for (i) a first-step exchange offer to be followed by a back-end merger for the same consideration as offered in the exchange offer and (ii) a recommendation in favor of the transaction by the independent directors of WilTel. The August 2003 Letter fixed August 12 as the deadline for WilTel to accept one of the proposals. These proposals were formulated by Leucadia without negotiation with the Special Committee or their advisors. Representatives of Leucadia and the independent directors' financial advisor held numerous discussions over the next few days, during which they negotiated price, the structure of the exchange ratio (i.e., floating vs. fixed rate and the possibility of a 'collar') and, in response to a proposal by the independent directors' financial advisor that the transaction consideration include the possibility of contingent consideration for WilTel stockholders in the event Leucadia were to sell all or substantially all of the business and assets of WilTel within a short time after completing the proposed transaction for net proceeds in excess of the valuation accorded to WilTel's equity in the proposed transaction, the concept of CSRs.


    On August 12, 2003, following meetings between Leucadia and the Special Committee's financial advisor, Leucadia and WilTel issued a joint press release announcing that Leucadia and the Special Committee reached an agreement in principle with respect to the offer and merger described in this prospectus. On August 13, 2003, Weil, Gotshal & Manges LLP, our outside legal counsel, sent a draft merger agreement to the Special Committee's outside legal counsel, Gibson, Dunn & Crutcher LLP. Leucadia, the Special Committee and their respective outside legal counsels began negotiating the merger agreement on August 18, 2003. Negotiations continued until the Merger Agreement was executed, following its approval by the Special Committee and the WilTel Board, on August 21, 2003.

ADDITIONAL FACTORS FOR CONSIDERATION BY WILTEL STOCKHOLDERS

    OUR REASONS FOR MAKING THE OFFER

    We are making the offer for the purpose of acquiring all of the shares of WilTel common stock that we do not own. Below are some of the key benefits we hope to derive from the transactions:

     We believe that our ownership of 100% of WilTel would eliminate the potential for conflicts of interest between Leucadia and WilTel and would consequently allow us greater flexibility to focus resources on maximizing our investment in WilTel for the benefit of all shareholders. For example, we believe that WilTel may need additional financing in the future and that we might be a good source for that financing. Although in certain cases we might consider providing some of this financing for WilTel, the terms of such financing would need to be negotiated with WilTel's board of directors, and corporate governance concerns with respect to related-party transactions and concerns related to exploitation of corporate opportunities would factor into our decisions as to whether to propose or provide such financing. We believe that by eliminating those concerns through owning 100% of WilTel, we would be better able to focus our resources on maximizing for all shareholders the value of our investment in WilTel.


     If WilTel ceases to be a publicly held company, we would benefit from the elimination of administrative, compliance and other costs associated with maintaining WilTel's status as a public company. We estimate that these costs are approximately $6 million a year (including the costs of directors and officers liability insurance for a public company). If WilTel remains a public company, we expect that some of these costs would increase in the future as a result of new regulations adopted under the Sarbanes-Oxley Act.



     WilTel and its subsidiaries currently have significant tax loss carry-forwards and other attractive tax attributes. As disclosed in WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, WilTel has reported $2.4 billion of federal net operating losses, of which $859.9 million, $1.4 billion and $126.2 million will expire in 2020, 2021 and 2022, respectively; $297.7 million of estimated capital loss carryforwards, which will expire in 2005; and both foreign and state net operating losses that expire at various dates. Additionally, as at December 31, 2002, WilTel's reported tax basis in its property, plant and equipment was approximately $3.5 billion, which is significantly higher than the book value of those assets reflected in its financial statements; this tax basis is expected to generate substantial depreciation and amortization deductions for U.S. federal income tax purposes. Generally, by way of illustration only, assuming unlimited usability of tax losses and deductions and assuming an effective tax rate of 35%, a combination of $2.4 billion of tax loss carryforwards and $3.5 billion of depreciable or amortizable tax basis could reduce tax liability over the years by as much as $2.065 billion. Portions of these attributes are or will be subject to reduction or limitation, and we do not believe, particularly given the many unknowns as to future income, events and tax law developments, that we can ascribe a true and accurate value to these tax attributes. However, Leucadia believes that its greater financial resources will provide greater opportunity for future investments, unlike WilTel, the cash resources of which are severely restricted and which is likely to need to raise capital to meet the debt service requirements of its existing debt in 2005. Moreover, Leucadia believes that it will be more likely to generate taxable income through its diversified interests than will WilTel, the operations of which are concentrated in one industry. Consequently, Leucadia believes that completion of the offer will increase the likelihood that WilTel's significant tax attributes will be utilized for the benefit of shareholders. See 'The Offer -- Tax Consolidation with WilTel'.


    IF YOU BECOME A SHAREHOLDER OF LEUCADIA AS A RESULT OF THE OFFER OR MERGER, YOUR INVESTMENT SHOULD INDIRECTLY BENEFIT FROM ANY OF THE FOREGOING AS WELL AS OTHER BENEFITS LEUCADIA MAY OBTAIN AS A RESULT OF THE TRANSACTIONS.

    OTHER FACTORS YOU SHOULD CONSIDER

    In deciding whether or not to tender your shares of WilTel common stock, you should consider the factors described above under ' -- Our Reasons for Making the Offer', as well as the factors set forth under 'Risk Factors' and the other factors set forth in this prospectus. While we believe the offer should be attractive to you as a WilTel stockholder, you should also consider the following matters:

     As a stockholder of Leucadia, your interest in the performance and prospects of WilTel would only be indirect and in proportion to your share ownership in Leucadia. You therefore will not realize the same financial benefits of future appreciation in the value of WilTel, if any, that you may realize if the offer and the subsequent merger were not completed and you were to remain a WilTel stockholder.

     An investment in a company like WilTel, which concentrates in one industry, may be associated with greater risk and a greater potential for gain than an investment in a more diversified company like Leucadia. On the other hand, as a shareholder in a diversified company like Leucadia, your investment will be exposed to risks and events that are likely to have little or no effect on WilTel. You therefore would experience the impact of developments (both positive and negative) in the communications industry to a lesser extent, but would also experience the impact of developments (both positive and negative) in a variety of industries.


     The payment of additional Leucadia common shares in connection with the CSRs will be made only if and to the extent that Leucadia sells all or substantially all of WilTel's assets or more than 50% of WilTel's capital stock prior to the maturity date of the CSRs and the net proceeds to Leucadia from such sale exceed the valuation accorded to WilTel's equity in the offer and merger. If Leucadia and WilTel do not ultimately consummate such a sale of WilTel's assets or capital stock prior to the maturity of the CSRs, the CSRs will become worthless, and Leucadia currently has no intention of engaging in any such sale.



    In addition to the foregoing, we are aware that individual stockholders of WilTel have filed complaints in various courts purporting to commence class action lawsuits on behalf of WilTel stockholders against WilTel, directors of WilTel and Leucadia. Among other remedies, the complaints seek to enjoin the offer and merger or, alternatively, rescission and damages in an unspecified amount. Leucadia believes the complaints to be without merit but has entered into an agreement in principle to settle the litigations in order to eliminate the burden and expense of further litigation, subject to approval from directors and officers insurance carriers, based upon increased disclosure in this prospectus and the WilTtel Recommendation Statement. See 'Certain Legal Matters and Regulatory Approvals -- Stockholder Litigation' for a more detailed discussion of these lawsuits.



    CERTAIN INFORMATION PROVIDED



    It is our understanding that WilTel does not as a matter of course make public any projections as to future performance, and the projections set forth below are included in this prospectus only because this information was obtained by Leucadia in connection with its existing stockholdings in WilTel. To Leucadia's knowledge, the projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. It is Leucadia's belief that the projections do not purport to present financial condition in accordance with accounting principles generally accepted in the United States. WilTel's independent accountants have not examined, compiled or otherwise applied procedures to the projections and, accordingly, do not express an opinion or any other form of assurance with respect to the projections. It is Leucadia's belief that the projections were prepared for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. It is also Leucadia's belief that the projections reflect numerous assumptions made by management of WilTel with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond WilTel's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that Leucadia or its affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such.



    WilTel's projections, which were provided to the WilTel Board in June 2003 and do not reflect the offer and merger contemplated by this prospectus, forecast total revenues of $1.28 billion, $1.50 billion and $1.72 billion for 2003, 2004 and 2005, respectively; net losses of ($198 million), ($133 million) and ($3 million) for 2003, 2004 and 2005, respectively; and that during the three year period ending December 31, 2005, WilTel would consume aggregate cash resources of approximately $230 million, including scheduled principal amortization of debt of $157 million.



    Neither Leucadia nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of WilTel or Leucadia compared to the projections, and (except as otherwise required by applicable law) none of them undertakes any obligation to publicly update the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

                 RECOMMENDATION OF WILTEL'S BOARD OF DIRECTORS


    On August 21, 2003, WilTel's board of directors, based upon the recommendation of the Special Committee comprised of independent directors, approved the Merger Agreement, this offer and the proposed merger. WilTel's board of directors also has recommended that WilTel stockholders tender their shares of WilTel common stock in this offer. For more information about the WilTel board of directors' recommendation and the reasons for its recommendation, please see WilTel's Solicitation/Recommendation Statement on
Schedule 14D-9 (the 'WilTel Recommendation Statement'). Please see 'Where You Can Find More Information' to learn how to get a copy of the WilTel Recommendation Statement.



    WilTel's board of directors has received a written opinion, dated
August 21, 2003, from JPMorgan to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be received by the holders of WilTel common stock (other than Leucadia and its affiliates) in the offer and merger is fair, from a financial point of view, to such holders. We have been advised that JPMorgan did not assign any monetary value to the CSRs in rendering its opinion. A summary of JPMorgan's opinion and of the analysis performed, the bases and methods of arriving at the opinion, and a description of JPMorgan's investigation and assumptions, is included in the WilTel Recommendation Statement. The full text of JPMorgan's written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan in rendering its opinion, is attached to the WilTel Recommendation Statement.

          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

LEUCADIA

    Leucadia common shares are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol 'LUK'. The following table sets forth, for the calendar periods indicated, the high and low sales price per Leucadia common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.


2003                                                           HIGH     LOW
----                                                           ----     ---
Third Quarter (through September 2, 2003)...................  $39.40   $36.33
Second Quarter..............................................   39.44    35.79
First Quarter...............................................   38.60    32.59

2002                                                           HIGH     LOW
----                                                           ----     ---
Fourth Quarter..............................................  $40.27   $32.85
Third Quarter...............................................   36.37    27.62
Second Quarter..............................................   38.16    30.95
First Quarter...............................................   36.04    28.00

2001                                                           HIGH     LOW
----                                                           ----     ---
Fourth Quarter..............................................  $31.96   $26.31
Third Quarter...............................................   33.65    28.25
Second Quarter..............................................   34.90    30.58
First Quarter...............................................   35.70    30.50

    The closing sale price for a Leucadia common share on May 14, 2003, the last trading date prior to the date of Leucadia's announcement of its May 15 offer, was $38.65. The closing sale price on September 2, 2003, the last trading date prior to the printing of this prospectus for which this information was practicably available, was $38.21. You are urged to obtain current market quotations.

    As of August 5, 2003, there were 59,636,692 Leucadia common shares outstanding and approximately 2,940 holders of record of Leucadia common shares.

    In 2002 and 2001, Leucadia paid annual cash dividends of $0.25 per common share. The payment of dividends in the future is subject to the discretion of Leucadia's board of directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our board of directors may deem to be relevant. In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of Leucadia common shares, Leucadia is required to comply with certain restrictions contained in certain of its debt instruments. Leucadia's regulated subsidiaries are restricted in the amount of distributions that can be made to Leucadia without regulatory approval. Leucadia may consider the recent changes in U.S. tax laws lowering the tax rate on dividends in determining its dividend policy.

WILTEL

    WilTel common stock is traded on NASDAQ under the symbol 'WTEL'. WilTel common stock began trading on NASDAQ effective December 5, 2002. The following table sets forth, for the calendar periods indicated, the high and low sales price per share of WilTel common stock on NASDAQ, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.


2003                                                           HIGH     LOW
----                                                           ----     ---
Third Quarter (through September 2, 2003)...................  $16.30   $11.47
Second Quarter..............................................   15.45     9.88
First Quarter...............................................   16.30    11.64

2002                                                           HIGH     LOW
----                                                           ----     ---
Fourth Quarter (commencing December 5, 2002)................  $16.77   $11.65


    WilTel common stock traded on the over-the-counter bulletin board under the symbol 'WTELV' or 'WTEL' from October 2, 2002 to December 4, 2002. The following table sets forth the high and low sales price per share of WilTel common stock as reported by the Bloomberg Professional Service provided by Bloomberg L.P. for such period.

                                                               HIGH     LOW
                                                               ----     ---
October 2, 2002 to December 4, 2002.........................  $15.75   $ 6.85

    The closing sale price for shares of WilTel common stock on May 14, 2003, the last trading date prior to the date of Leucadia's announcement of its May 15 offer, was $10.60. The closing sale price on September 2, 2003, the last trading date prior to the printing of this prospectus for which this information was practicably available, was $16.11. You are urged to obtain current market quotations.

    As of July 31, 2003, there were 50,000,000 shares of WilTel common stock outstanding and approximately 25 holders of record of WilTel common stock.

    The following dividend information concerning WilTel was obtained from WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. WilTel's current debt agreements prohibit WilTel from paying cash dividends on WilTel common stock. No common stock cash dividends were paid in 2002 and WilTel management does not expect to pay cash dividends on the common stock in the foreseeable future. It is WilTel management's intention to retain future earnings, if any, to finance the operation and development of WilTel's business. Future dividends, if any, will be determined by WilTel's board of directors and will depend on the success of operations, capital needs, financial conditions, restrictions on the payment of dividends contained in WilTel's debt agreements and other such factors as WilTel's board of directors may consider.

                                   THE OFFER

    We are proposing to acquire all of the outstanding shares of WilTel common stock that we do not already own. We currently beneficially own 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock.

EXCHANGE OF SHARES OF WILTEL COMMON STOCK

    We are offering to exchange 0.4242 of a Leucadia common share and one CSR for each outstanding share of WilTel common stock validly tendered and not properly withdrawn prior to the expiration of the offer, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal. For a description of the CSRs, please see 'Description of the CSRs'. We will not acquire any shares of WilTel common stock in the offer unless WilTel stockholders (other than Leucadia and its affiliates) have validly tendered and not properly withdrawn prior to the expiration of the offer a majority of the outstanding shares of WilTel common stock not owned by Leucadia and its affiliates. If none of the shares of WilTel common stock currently held by the securities holder channeling fund established in connection with the reorganization of WilTel's predecessor company are validly tendered in accordance with the terms of the offer, then the shares of WilTel common stock in such fund will be deemed not outstanding for purposes of this minimum condition. As of the date of this prospectus, 26,300,000 of the outstanding shares of WilTel common stock were not owned by Leucadia and its affiliates. There are also other conditions to the offer that are described under '--Conditions of the Offer'.

    After completion of the offer, Leucadia will have WilTel complete a merger with Merger Sub, in which each outstanding share of WilTel common stock (except for shares beneficially owned directly or indirectly by Leucadia for its own account) will be converted into the right to receive Leucadia common shares and a CSR at the same exchange ratio as used in the offer, subject to dissenters' rights to the extent applicable under Nevada law. If after the completion of this offer we beneficially own more than 90% of the outstanding shares of WilTel common stock, we may effect this merger without the approval of WilTel stockholders, as permitted under Nevada law. See '--Approval of the Merger'.


    When we refer to the expiration of the offer we mean 5:00 PM, New York City time, on Wednesday, November 5, 2003, unless we extend the period of time for which the offer is open, in which case the offer will expire, and references to the expiration of the offer will mean, the latest time and date on which the offer is open.


    If you are the record owner of your shares and you tender your shares directly to the exchange agent and depository, you will not be obligated to pay any charges or expenses of the exchange agent and depository or any brokerage commissions. If you own your shares through a broker or other nominee, and your broker or nominee tenders the shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

TIMING OF THE OFFER


    We commenced the offer on September 4, 2003. The offer is scheduled to expire at 5:00 PM, New York City time, on Wednesday, November 5, 2003, unless we extend the period of the offer. All references to the expiration of the offer mean the time of expiration, as extended. For more information, see the discussion under '--Extension, Termination and Amendment' immediately below.


EXTENSION, TERMINATION AND AMENDMENT


    If any condition to the offer is not satisfied or, if permissible, waived, on any scheduled expiration date of the offer, then we may extend the expiration date from time to time. Each extension may last for no more than ten business days, unless WilTel and Leucadia agree in writing to allow for a longer period. We also have the right to extend the offer for any period of time required by the applicable rules and regulations of the SEC. Leucadia or WilTel can terminate the Merger Agreement if the offer is not consummated by January 15, 2004. We can extend the offer by giving oral or written notice of extension to American Stock Transfer & Trust Company, the exchange agent and depository for the offer. If we decide to extend the offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration. We are not giving any assurance that we will extend the offer. During any extension, all shares of WilTel common stock previously tendered and not withdrawn will remain deposited with the exchange agent and depository, subject to your right to withdraw your shares of WilTel common stock as described under '--Withdrawal Rights'.


    We reserve the right to make any changes in the terms and conditions of the offer by giving oral or written notice of the change to the exchange agent and depository and by making a public announcement. However, without the prior written consent of WilTel, we cannot:

     decrease the exchange ratio or decrease the number of Leucadia common shares issuable pursuant to the CSRs;

     make any changes to the form or consideration to be paid for shares of WilTel common stock in the offer;

     impose any additional conditions on the offer other than those already described in the Merger Agreement;

     amend or waive the minimum condition or the tax opinion condition as described in the Merger Agreement; or

     make any other change to the terms and conditions of the offer which is adverse to the holders of shares of WilTel common stock.

    We are required to follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, the announcement is required to be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date. Subject to applicable law, and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to the Dow Jones News Service.

    If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act.

PROCEDURE FOR TENDERING SHARES

    For you to validly tender shares of WilTel common stock into the offer, you must do one of the following:

     Deliver certificates for your shares, a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents, to the exchange agent and depository at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer;

     Arrange for a book-entry transfer of your shares to be made to the exchange agent and depository's account at DTC and receipt by the exchange agent and depository of a confirmation of this transfer prior to the expiration of the offer, and the delivery of a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents, to the exchange agent at one of its addresses set forth on the back cover of this prospectus prior to the expiration of the offer; or

     Arrange for a book-entry transfer of your shares to the exchange agent and depository's account at DTC and receipt by the exchange agent and depository of confirmation of this transfer, including an 'agent's message,' prior to the expiration of the offer.

    These deliveries and arrangements must be made before the expiration of the offer. TENDERS BY NOTICE OF GUARANTEED DELIVERY WILL NOT BE ACCEPTED. The term 'agent's message' means a message, transmitted by DTC to, and received by, the exchange agent and depository and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of WilTel common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

    The exchange agent and depository will establish an account with respect to the shares of WilTel common stock at DTC for purposes of the offer within two business days after the date of the distribution of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the shares of WilTel common stock by causing DTC to transfer these shares of WilTel common stock into the exchange agent and depository's account in accordance with DTC's procedure for the transfer. For a tender made by transfer of shares of WilTel common stock through book-entry delivery at DTC to be valid, the exchange agent and depository must receive, prior to the expiration of the offer, a book-entry confirmation of transfer and either a duly executed letter of transmittal or a duly executed copy thereof, along with any other required documents, at one of its addresses set forth on the back cover of this prospectus, or an agent's message as part of the book-entry confirmation. Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which shares of WilTel common stock are tendered either by a registered holder of shares of WilTel common stock who has not completed the box entitled 'Special Delivery Instructions' on the letter of transmittal or for the account of an eligible institution. By 'eligible institution' we mean a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agent's Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other 'eligible guarantor institution,' as that term is defined in Rule 17Ad-15 under the Exchange Act.

    If the certificates for shares of WilTel common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described above.

    The method of delivery of certificates representing shares of WilTel common stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent and depository. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery before expiration of the offer.

WITHDRAWAL RIGHTS

    You may withdraw shares of WilTel common stock that you tender pursuant to the offer at any time before the expiration of the offer. After the expiration of the offer, tenders are irrevocable. However, if we have not accepted tendered shares for exchange by November 3, 2003, you may withdraw tendered shares at any time thereafter.

    For your withdrawal to be effective, the exchange agent and depository must receive from you, prior to the expiration of the offer, a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of WilTel common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares of WilTel common stock. If shares of WilTel common stock have been tendered pursuant to the procedures for book-entry tender discussed above under '--Procedure for Tendering Shares,' any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of WilTel common stock and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent and depository, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of WilTel common stock withdrawn must also be furnished to the exchange agent and depository, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision will be final and binding.

    An eligible institution must guarantee all signatures on the notice of withdrawal unless the shares of WilTel common stock have been tendered for the account of an eligible institution.

    None of Leucadia, the exchange agent and depository, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any shares of WilTel common stock that you properly withdraw will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn shares of WilTel common stock by following one of the procedures discussed under '--Procedure for Tendering Shares' at any time before the expiration of the offer.

SUBSEQUENT OFFERING PERIOD

    We may elect to provide a subsequent offering period of up to 20 business days after the acceptance of shares of WilTel common stock in the offer if the requirements of Rule 14d-11 under the Exchange Act have been met. You will not have the right to withdraw any shares of WilTel common stock that you tender during the subsequent offering period. We are required to accept for exchange, and to deliver Leucadia common shares in exchange for, shares of WilTel common stock that are validly tendered, promptly after they are tendered during any subsequent offering period. If we elect to provide a subsequent offering period, we are required to make a public announcement to that effect no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date.

EFFECT OF A TENDER OF SHARES

    By executing a letter of transmittal, you will agree and acknowledge that our acceptance for exchange of shares of WilTel common stock you tender in the offer will, without any further action, revoke any prior powers of attorney and proxies that you may have granted in respect of those shares and you will not grant any subsequent proxies and, if any are granted, they will not be deemed effective. We reserve the right to require that, in order for shares of WilTel common stock to be validly tendered, we must be able to exercise full voting, consent and other rights with respect to those shares of WilTel common stock immediately upon our acceptance of those shares of WilTel common stock for exchange.

    We will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of WilTel common stock, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of shares of WilTel common stock that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. No tender of shares of WilTel common stock will be deemed to have been validly made until all defects and irregularities in tenders of those shares have been cured or waived. None of Leucadia, the exchange agent and depository, the information agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares of WilTel common stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer, including the letter of transmittal and instructions, will be final and binding.

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



    The tender of shares of WilTel common stock pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

DELIVERY OF LEUCADIA COMMON SHARES


    Upon the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, we will, promptly after expiration of the offer, exchange shares of WilTel common stock validly tendered and not properly withdrawn for Leucadia common shares, CSRs and cash instead of fractional shares. CSRs will not be evidenced by any form of certificate. In all cases, exchange of shares of WilTel common stock tendered and accepted for exchange pursuant to the offer will be made only if the exchange agent and depository timely receives (1) certificates for those shares of WilTel common stock, or a timely confirmation of a book-entry transfer of those shares of WilTel common stock in the exchange agent and depository's account at DTC, and a properly completed and duly executed letter of transmittal or a duly executed copy thereof, and any other required documents; or (2) a timely confirmation of a book-entry transfer of those shares of WilTel common stock in the exchange agent and depository's account at DTC, together with an 'agent's message' as described under '--Procedure for Tendering Shares'.


    For purposes of the offer, we will be deemed to have accepted for exchange shares of WilTel common stock validly tendered and not properly withdrawn when, as and if we notify the exchange agent and depository of our acceptance of the tender of those shares of WilTel common stock pursuant to the offer. The exchange agent and depository will deliver Leucadia common shares in exchange for shares of WilTel common stock pursuant to the offer and cash instead of a fraction of a Leucadia common share promptly after receipt of our notice. The exchange agent and depository will act as agent for tendering WilTel stockholders for the purpose of receiving Leucadia common shares and cash instead of a fraction of a Leucadia common share and transmitting the shares and cash to you. You will not receive any interest on any cash that you are entitled to receive, even if there is a delay in making the exchange.

    If we do not accept shares of WilTel common stock for exchange pursuant to the offer or if certificates are submitted for more shares of WilTel common stock than are tendered into the offer, we will return certificates for these unexchanged shares of WilTel common stock without expense to the tendering stockholder. If we do not accept shares of WilTel common stock for exchange pursuant to the offer, shares of WilTel common stock tendered by book-entry transfer into the exchange agent and depository's account at DTC pursuant to the procedures set forth under '--Procedure for Tendering Shares' will be credited to the account maintained with DTC from which those shares were originally transferred, promptly following expiration or termination of the offer.

CASH INSTEAD OF FRACTIONAL LEUCADIA COMMON SHARES


    We will not issue any fraction of a Leucadia common share pursuant to the offer or the merger. In lieu thereof, Leucadia will arrange for the exchange agent and depository to act on behalf of WilTel stockholders who would otherwise be entitled to fractional shares to promptly after completion of the offer aggregate these fractional interests and sell the Leucadia common shares in respect thereof at the then prevailing prices on the open market. Sales will be executed in round lots to the extent practicable. There can be no assurance as to the sales price that the exchange agent and depository will receive for such shares. Promptly after completing the sale of all of such shares, the exchange agent and depository will make a cash payment (without interest) equal to the proportionate interest in the net proceeds from the sale of such shares attributable to each WilTel stockholder otherwise entitled to fractional shares.

CONDITIONS OF THE OFFER

    The offer is subject to a number of conditions, which we describe below. Notwithstanding any other provision of the offer, Leucadia shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Leucadia's obligation to pay for or return tendered shares of WilTel common stock promptly after termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of WilTel common stock, and (subject to the provisions of the Merger Agreement) may terminate the offer and not accept for payment any tendered shares if any of these conditions are not satisfied or, where permissible, waived as of the expiration of the offer.

    MINIMUM CONDITION

    There must be validly tendered and not properly withdrawn prior to the expiration of the offer a majority of the shares of WilTel common stock not owned by Leucadia and its affiliates. As of the date of this prospectus, there were 26,300,000 shares of WilTel common stock outstanding that are not owned by Leucadia and its affiliates. If none of the 1,000,000 shares of WilTel common stock currently held by the securities holder channeling fund established in connection with the reorganization of WilTel's predecessor company are validly tendered in accordance with the terms of the offer, then the shares of WilTel common stock in such fund will be deemed not outstanding for purposes of this minimum condition. We will not waive this condition without the consent of WilTel.

    REGISTRATION STATEMENT EFFECTIVENESS CONDITION

    The registration statement on Form S-4 of which this prospectus is a part must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

    ANTITRUST CONDITION

    Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), must have expired or been terminated.

    REGULATORY CONDITION

    Leucadia shall have received all required approvals from the Federal Communications Commission and state regulatory authorities for the change of control of WilTel.

    NYSE LISTING CONDITION

    The Leucadia common shares issuable in exchange for shares of WilTel common stock in the offer and the merger shall have been approved (if such approval is necessary) for listing on the New York Stock Exchange.

    TAX OPINION CONDITION

    WilTel shall have received a written opinion from Weil, Gotshal & Manges LLP (or, if not Weil, Gotshal & Manges LLP, Gibson, Dunn & Crutcher LLP) to the effect that the offer and the merger should constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (which opinion may rely on such assumptions and representations as such counsel reasonably deems appropriate). We will not waive this condition without the consent of WilTel.

    ADDITIONAL CONDITIONS

    In addition, Leucadia shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to

Leucadia's obligation to pay for or return tendered shares of WilTel common stock promptly after termination or withdrawal of the offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of WilTel common stock, and (subject to the provisions of the Merger Agreement) may terminate the offer and not accept for payment any tendered shares if at any time prior to the expiration of the offer, any of the following conditions exist:

        (a) there shall be any injunction, judgment, ruling, order or decree issued or entered by any governmental entity that (i) restrains, enjoins, prevents, prohibits or makes illegal the acceptance for payment, payment for or purchase of some or all of the shares of WilTel common stock by Leucadia or the consummation of the transactions contemplated by the Merger Agreement, including the offer and the merger (collectively, the 'Transactions'), (ii) imposes material limitations on the ability of Leucadia or any of its affiliates effectively to exercise full rights of ownership of 100% of the shares of WilTel common stock, including, without limitation, the right to vote the shares of WilTel common stock purchased by them on all matters properly presented to WilTel's stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Merger Agreement and approval of the Transactions),
    (iii) restrains, enjoins, prevents, prohibits or makes illegal, or imposes material limitations on, Leucadia's or any of its affiliates' ownership or operation of all or any portion of the businesses and assets of WilTel and its subsidiaries, or, as a result of the Transactions, of Leucadia and its subsidiaries, (iv) compels Leucadia or any of its affiliates to dispose of any shares of WilTel common stock or, as a result of the Transactions, compels Leucadia or any of its affiliates to hold separate any portion of the businesses or assets of WilTel and its subsidiaries, or of Leucadia and its subsidiaries, or (v) imposes damages on Leucadia, WilTel or any of their respective affiliates as a result of the Transactions in amounts that are material with respect to the Transactions;

        (b) there shall be any law enacted, issued, promulgated, amended or enforced by any governmental entity applicable to (i) Leucadia, WilTel or any of their respective affiliates or (ii) the Transactions (other than the routine application of the waiting period provisions of the HSR Act) that results, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

        (c) (i) there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) or (ii) (A) the representations and warranties of WilTel set forth in the Merger Agreement that are qualified as to 'materiality' or 'Material Adverse Effect' shall not be true and correct, or the representations and warranties of WilTel set forth in the Merger Agreement that are not so qualified shall not be true and correct in all material respects, in each case, at and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (B) WilTel shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it;

        (d) the Board of Directors of WilTel shall have withdrawn or modified, in a manner adverse to Leucadia, its approval or recommendation of any of the Transactions;

        (e) there shall have occurred (1) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions),
    (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) any limitation or proposed limitation (whether or not mandatory) by any United States governmental entity that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (4) the commencement of a war directly or indirectly involving the United States or
    (5) in the case of any of the situations in clauses (1) through (4) of this paragraph existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

        (f) the Merger Agreement shall have been terminated in accordance with its terms or the offer shall have been terminated with the consent of WilTel.

    GENERAL


    All of the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions or (except as otherwise provided in the Merger Agreement) may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the expiration of the offer. The determination as to whether any condition has occurred or has been satisfied will be in our judgment and will be final and binding on all parties. Any failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the offer.


MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES


    The following discussion describes the material United States federal income tax consequences for WilTel stockholders of the offer and merger. It is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the Code), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this prospectus. Leucadia has received an opinion from Weil, Gotshal & Manges LLP that the following, insofar as it constitutes statements of law or legal conclusions and except to the extent qualified therein and herein, are the material U.S. federal income tax consequences to WilTel stockholders of the offer and merger.


    The description applies only to WilTel stockholders who are U.S. persons. For purposes of this description, the term 'U.S. person' means any person that is for U.S. federal income tax purposes: (a) an individual who is a U.S. citizen or a U.S. resident alien; (b) any entity that is created or organized under the laws of the United States or any State and is treated as a corporation; (c) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantive decisions of the trust or
(ii) that was in existence on August 20, 1996, and validly elected to continue to be treated as a domestic trust; or (d) an estate that is subject to U.S. tax on its worldwide income from all sources.

    Our description is not a comprehensive description of all the tax consequences that may be relevant to you. It applies only to WilTel stockholders who hold their shares of WilTel common stock as a capital asset. Further, it assumes that both the offer and the subsequent merger are completed as described in this prospectus and that all conditions to closing the offer and the merger as set forth in this prospectus are satisfied without waiver. No attempt has been made to address all United States federal income tax consequences that may be relevant to a particular WilTel stockholder in light of the stockholder's individual circumstances or to WilTel stockholders who are subject to special treatment under the United States federal income tax laws, such as: banks, insurance companies and financial institutions; tax-exempt organizations; mutual funds; persons that have a functional currency other than the U.S. dollar; investors in pass-through entities (including partnerships); traders in securities who elect to apply a mark-to-market method of accounting; dealers in securities or foreign currencies; holders of options granted by WilTel; WilTel stockholders who are not U.S. persons; and WilTel stockholders who hold shares of WilTel common stock as part of a hedge, straddle, constructive sale or conversion transaction.

    This description does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction, and it does not address any federal tax consequences other than federal income tax consequences. Nor does it address the tax consequences of any transaction other than the offer and the merger.


    The tax consequences to WilTel stockholders who tender or surrender their shares of WilTel common stock in the offer or the merger in exchange for Leucadia common shares depend on whether the offer and merger constitute a reorganization within the meaning of Section 368(a) of the Code. WilTel has received an opinion from Weil, Gotshal & Manges LLP that the offer and merger should qualify as a reorganization for United States federal income tax purposes. The opinion is based on representations by Leucadia and WilTel and on an assessment of prior and potential future transactions and is intended to convey a high degree of likelihood (without the ability to conclude with certainty if the offer and merger are challenged by the IRS) that the offer and merger will so qualify. Assuming that the offer and merger qualify as a reorganization within the meaning of Section 368(a) of the Code, then, in general:


     a WilTel stockholder will not recognize any gain or loss on the exchange of shares of WilTel common stock for Leucadia common shares and CSRs in the offer or the subsequent merger, except with respect to cash, if any, received by the stockholder instead of a fractional Leucadia common share;

     subject to the discussion below regarding the CSRs, the aggregate tax basis to a WilTel stockholder of the Leucadia common shares received in exchange for shares of WilTel common stock pursuant to the offer or the merger will equal the WilTel stockholder's aggregate tax basis in the shares of WilTel common stock surrendered, decreased by the amount of any tax basis allocable to any fractional Leucadia common share for which cash is received;

     subject to the discussion below regarding the CSRs, the holding period of a WilTel stockholder for the Leucadia common shares received pursuant to the offer or the merger will include the holding period of the shares of WilTel common stock surrendered in exchange therefor; and

     a WilTel stockholder who receives cash instead of a fractional Leucadia common share pursuant to the offer or the subsequent merger will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received and the basis of his shares of WilTel common stock allocable to the fractional share. The gain or loss generally will constitute capital gain or loss, long term if the shares of WilTel common stock exchanged therefor had been held for the applicable long term holding period. The deductibility of capital losses is subject to limitations for both individuals and corporations.


    If you receive Leucadia common shares under CSRs, a certain portion of those shares may be treated for federal income tax purposes as taxable interest income. The portion of any Leucadia common shares treated as interest will have a basis equal to the amount of interest required to be recognized and the holding period of such portion will begin on the day after receipt of such shares.



    Certain other tax consequences resulting from your right to the receipt of additional Leucadia common shares pursuant to the CSRs are not clear. While not free from doubt, it is likely that in allocating the aggregate tax basis in your shares of WilTel common shares to the Leucadia common shares received upon consummation of the offer or the merger, you will be required to assume that you will receive the maximum number of Leucadia common shares under the CSRs you receive. While other allocation methodologies may be permitted, this method of allocating basis will result, at least initially, in an allocation of less of your basis to the Leucadia common shares you receive at the time of the offer or the merger. After your initial allocation of basis, you may be required to reallocate the basis among your Leucadia common shares if actual results of the CSR differ from the assumptions you made in your initial allocation. Because the mechanics of such subsequent basis adjustment are complex and the law governing such an adjustment is unsettled, you should consult your own tax advisor with respect to the calculation of tax basis in the Leucadia shares received.



    A WilTel stockholder who receives cash for all its shares of WilTel common stock pursuant to the exercise of appraisal rights, if any, generally will recognize gain or loss equal to the difference between the tax basis of the shares of WilTel common stock surrendered and the amount of cash received, except that any cash received that is or is deemed to be interest for federal income tax purposes will be taxed as ordinary income. A WilTel stockholder receiving cash pursuant to the exercise of appraisal rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether the stockholder actually receives payment for its shares of WilTel common stock in that year.



    Although WilTel has received an opinion from Weil, Gotshal & Manges LLP that the offer and merger should qualify as a reorganization under Section 368(a) of the Code, WilTel stockholders should be aware that the tax consequences are not entirely free from doubt and we have not requested and will not request an advance ruling from the IRS as to the tax consequences of the offer or merger. In the event that the IRS were successfully to challenge the tax-free reorganization treatment of the offer and merger, you would recognize gain or loss in the offer or merger equal to the difference between your tax basis of the shares of WilTel common stock surrendered and your amount realized in the offer or merger. Your amount realized would include the fair market value of the Leucadia common shares you receive in the offer or merger (other than Leucadia common shares received under CSRs, which are discussed below) as well as cash received in lieu of fractional share interests in Leucadia common shares. Your tax basis in the Leucadia common shares received in the offer and merger (except with respect to Leucadia common shares received under CSRs) would be equal to their fair market value and your holding period for such shares would begin on the day following receipt of such shares.



    Moreover, in the event that the IRS successfully challenged the characterization of the offer and merger as a reorganization, it is unclear whether your amount realized in the offer or merger would include (i) the fair market value of the CSRs you receive or, alternatively, (ii) the fair market value of any Leucadia common shares you actually receive under the CSRs (less any portion of such shares treated as interest for U.S. federal income tax purposes). A portion of the Leucadia common shares, if any, that you receive under the CSRs may be treated as taxable interest income for U.S. federal income tax purposes and your basis and holding period in such portion would be as described above.



    This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein. ACCORDINGLY, EACH WILTEL STOCKHOLDER IS URGED TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OFFER AND MERGER TO THE STOCKHOLDER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.


TAX CONSOLIDATION WITH WILTEL; WILTEL TAX ATTRIBUTES


    As disclosed in WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, WilTel has reported $2.4 billion of federal net operating losses, of which $859.9 million, $1.4 billion and $126.2 million will expire in 2020, 2021 and 2022, respectively; $297.7 million of estimated capital loss carryforwards, which will expire in 2005; and $71.2 million of foreign net operating losses, as well as various state net operating losses, that expire at various dates. Additionally, WilTel has a tax basis in its assets that is significantly higher than the book value of those assets reflected in its financial statements; this high tax basis is expected to generate substantial depreciation and amortization deductions for federal income tax purposes. As a result of these favorable tax attributes, it is likely that WilTel will pay little or no federal income taxes for the foreseeable future. The ultimate utilization of WilTel's tax attributes will depend upon a number of factors, including future operating results, tax law changes and the expiration of carryforward periods. See 'Background and Reasons for the Offer and Subsequent Merger--Additional Factors for Consideration by WilTel Stockholders--Our
Reasons for Making the Offer'.


    If the offer and merger are completed, WilTel would be consolidated with Leucadia in its federal income tax return. Under the tax rules governing consolidated groups, WilTel and its subsidiaries would be segregated for certain purposes into a subgroup within the Leucadia consolidated group, and WilTel's significant tax attributes would continue to be available to offset any future income generated by the WilTel subgroup. To the extent that WilTel's tax loss carryforwards are attributable to periods prior to WilTel's consolidation within the Leucadia group, such excess will not be available to offset taxable income of other members of the Leucadia consolidated group other than income attributable to the WilTel subgroup. In addition, to the extent that the tax basis of WilTel's assets exceed their fair market value when WilTel joins Leucadia's consolidated tax group, future tax deductions related to such excess will not be available to offset taxable income of members of the Leucadia consolidated group other than members of the WilTel subgroup. Any other future deductions and losses attributable to the WilTel subgroup should be available to offset taxable income of the entire Leucadia consolidated group, and would not be limited to offset only income generated by the WilTel subgroup.

TRANSFERABILITY OF LEUCADIA COMMON SHARES

    The Leucadia common shares offered hereby will be registered under the Securities Act and listed on The New York Stock Exchange. Accordingly, such shares may be traded freely subject to (1) restrictions under Leucadia's certificate of incorporation applicable to 5% shareholdings (see, 'Risk Factors--Leucadia Common Shares are Subject to Transfer Restrictions') and (2) restrictions under the Securities Act applicable to subsequent transfers of our shares by 'affiliates' (as defined in the Securities Act) which, in general, provide that affiliates may not transfer our shares except pursuant to further registration of those shares under the Securities Act or in compliance with Rule 145 (or if applicable, Rule 144) under the Securities Act or another available exemption from registration under the Securities Act.

APPROVAL OF THE MERGER

    Under Section 92A.120 of the Nevada Revised Statutes, the approval of the board of directors of a company and the affirmative vote of the holders of at least a majority of its outstanding shares on the record date for a stockholder vote are required to approve a merger and adopt a merger agreement. WilTel's board of directors has previously approved the merger and adopted the Merger Agreement. If, after completion of this offer, we own less than 90% of the outstanding shares of WilTel common stock, we would complete the acquisition of the remaining outstanding shares of WilTel common stock through a vote of WilTel stockholders with respect to the merger. Since we will own a majority of the shares of WilTel common stock on the record date, we would have a sufficient number of shares of WilTel common stock to approve the merger without the affirmative vote of any other WilTel stockholder and, therefore, approval of the merger by WilTel stockholders will be assured. Completion of the transaction in this manner is referred to in this prospectus as a 'long-form merger'. Under
Section 92A.180 of the Nevada Revised Statutes, a merger can occur without a vote of WilTel stockholders, referred to as a 'short-form merger,' if, after completion of the offer, as it may be extended and including any subsequent offering period, we were to own at least 90% of the outstanding shares of WilTel common stock. If, after completion of the offer, as it may be extended and including any subsequent offering period, we own at least 90% of the outstanding shares of WilTel common stock, we may complete the acquisition of the remaining outstanding shares of WilTel common stock by completing a short-form merger.

APPRAISAL (DISSENTERS') RIGHTS

    Under Nevada law, WilTel stockholders do not have dissenters' rights in connection with the offer and would not have such rights in connection with a long-form merger of WilTel and Merger Sub. If after successful completion of the offer Leucadia owns at least 90% of the outstanding shares of WilTel common stock, WilTel stockholders who (a) do not tender their shares into the offer and hold common stock at the effective time of a short form merger, (b) who do not wish to accept the consideration provided for in that merger and (c) comply with the procedures provided for in Chapter 92A of the Nevada Revised Statutes (the 'NRS'), will be entitled to payment in cash of the 'fair value' of their shares of WilTel common stock, with accrued interest, as determined through Nevada's statutorily prescribed appraisal process. The following summarizes provisions of Chapter 92A of the NRS regarding dissenters' rights that would be applicable in connection with a short form merger, which will be effected as a merger of Merger Sub with WilTel. This discussion is qualified in its entirety by reference to Sections 92A.300 to 92A.500 of the NRS. A copy of Sections 92A.300 to 92A.500 of the NRS is attached to this prospectus as Annex C. If you fail to take any action required by Nevada law, your rights to dissent in connection with the merger will be waived or terminated.

    Within 10 days after the effective time, WilTel will send notice of the effective time of the merger and the availability of dissenters' rights to each WilTel stockholder. The notice will:

        (a) state where the demand for payment must be sent and where and when certificates for WilTel shares are to be deposited;

        (b) supply a form for demanding payment;

        (c) set a date by which WilTel must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

        (d) be accompanied by a copy of Sections 92A.300 through 92A.500 of the NRS.

    A stockholder to whom a dissenter's notice is sent must, by the date set forth in the dissenter's notice:

        (a) demand payment;

        (b) certify whether the stockholder acquired beneficial ownership of the shares before the date of the first announcement to the news media or to the stockholders of the terms of the merger; and

        (c) deposit his or her certificates in accordance with the terms of the dissenter's notice.

    A beneficial stockholder of WilTel stock may assert dissenters' rights as to shares held on the stockholder's behalf only if the stockholder submits to WilTel the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenters' rights and the beneficial stockholder does so with respect to all shares of which he is the beneficial stockholder or over which he has the power to direct the vote.

    WilTel stockholders who do not demand payment or deposit their certificates where required, each by the date set forth in the dissenter's notice, will not be entitled to demand payment for their shares under Nevada law governing dissenters' rights.

    Within 30 days after receipt of a valid demand for payment, WilTel will pay each dissenter who complied with the procedures described by the Nevada dissenters' rights statute the amount WilTel estimates to be the fair value of the shares, plus accrued interest. The payment will be accompanied by:

        (a) WilTel's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that fiscal year, a statement of changes in shareholders' equity for that fiscal year and the latest available interim financial statements, if any;

        (b) a statement of WilTel's estimate of the fair value of the shares;

        (c) an explanation of how the interest was calculated;

        (d) a statement of dissenters' rights to demand payment under Section 92A.480 of the NRS; and

        (e) a copy of Sections 92A.300 through 92A.500 of the NRS.

    WilTel may elect to withhold payment from a dissenting stockholder if such stockholder became the beneficial owner of the shares on or after the date of the first announcement to the news media or to the stockholders of the proposed terms of the merger. To the extent WilTel elects to withhold payment, after effectuating the merger, it will estimate the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the stockholder's demand. WilTel will send with its offer:

        (a) a statement of WilTel's estimate of the fair value of the shares;

        (b) an explanation of how the interest was calculated; and

        (c) a statement of dissenters' rights to demand payment pursuant to
    Section 92A.480 of the NRS.

    A dissenter may notify WilTel in writing of the dissenter's own estimate of the fair value of the shares and interest due, and demand payment of his or her estimate, less WilTel's fair value payment or offer for payment, or reject the offer for payment made by WilTel and demand payment of the fair value of the dissenter's shares and interest due if the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated. A dissenter waives his right to demand such payment unless the dissenter notifies WilTel of his demand in writing within 30 days after WilTel made or offered payment for the dissenter's shares.

    If a demand for payment remains unsettled, WilTel will commence a proceeding within 60 days after receiving the demand for payment and petition the court to determine the fair value of the shares of WilTel common stock and accrued interest. If WilTel does not commence the proceeding within the 60-day period, it will be required to pay each dissenter whose demand remains unsettled the amount demanded.

    Each dissenter who is made a party to the proceeding is entitled to a judgment:

        (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by WilTel; or

        (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which WilTel elected to withhold payment pursuant to Nevada law.

    Under Nevada law, the fair value of shares of WilTel common stock means the value of the shares immediately before the consummation of the merger, excluding any increase or decrease in value in anticipation of the merger unless excluding such increase or decrease is inequitable. The value determined by the court for WilTel common stock could be more than, less than, or the same as the merger consideration, but the form of consideration payable as a result of the dissent proceeding would be cash.

    The court will determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court will assess the costs against WilTel, except that the court may assess costs against all or some of the dissenters, in the amounts the court finds equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

        (a) against WilTel and in favor of all dissenters if the court finds WilTel did not substantially comply with the Nevada dissenters' rights statute; or

        (b) against either WilTel or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the dissenters' rights provided under the Nevada dissenter' rights statute.

    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against WilTel, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

    If a proceeding is commenced because WilTel did not pay each dissenter who complied with the procedures described by the Nevada dissenters' rights statute the amount WilTel estimated to be the fair value of the shares, plus accrued interest, within 30 days after receipt of a valid demand for payment, the court may assess costs against WilTel, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding. The assessment of costs and fees, if any, may also be affected by Nevada law governing offers of judgment.

    The foregoing summary of the rights of dissenting WilTel stockholders does not purport to be a complete statement of such rights and the procedures to be followed by stockholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Nevada law, a copy of which is attached hereto as Annex C.

                            DESCRIPTION OF THE CSRS


    The following is a summary description of the CSRs. WilTel stockholders are urged to read the Merger Agreement (a copy of which is attached as Annex A to this prospectus) in its entirety for a more complete description of the CSRs because it is the legal document that governs the CSRs. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement will control.


    Subject to the terms and conditions of the offer and the merger, the consideration payable by Leucadia per share of WilTel common stock in the offer and merger will include one CSR. As described in greater detail below, the purpose of the CSRs is to give WilTel stockholders who participate in the offer and merger the opportunity to receive additional Leucadia common shares in connection with any Sale of WilTel (as defined below) consummated after the merger and on or before the Maturity Date (as defined below) in which Leucadia or its subsidiaries receive Net Proceeds (as defined below) in excess of the Deal Price (as defined below). You should not take the existence of the CSRs as an indication that a Sale of WilTel will occur or, if one does occur, as to the proceeds therefrom. Leucadia will conduct its business (including all decisions relating to whether, when, how and for what consideration to dispose of any assets) as it in its sole discretion determines. Leucadia presently has no intention to dispose of or to entertain offers to sell its shares of WilTel common stock or all or substantially all of WilTel's assets.

    The CSRs will be non-assignable and non-transferable by any holder thereof, except as required by any applicable community property laws or laws of descent and distribution. CSRs will not be represented by any certificate. A CSR will not entitle its holder to any of the rights of a shareholder in Leucadia (including voting or dividend rights).

    The CSRs will become effective at the time of the merger and will mature at 11:59 p.m. New York City time on the earlier of (i) the date, if any, on which a Sale of WilTel for Net Proceeds in excess of the Deal Price is consummated and
(ii) October 15, 2004, provided that if after the merger and prior to August 21, 2004 Leucadia or WilTel enter into a definitive agreement with an unaffiliated third party providing for a Sale of WilTel, the date in this clause (ii) will be the later of (A) October 15, 2004 and (B) the earlier of (x) the date the Sale of WilTel pursuant to such agreement is consummated and (y) the date such Sale of WilTel is abandoned (the earlier of (i) and (ii) being the 'Maturity Date').

    For purposes of the CSRs, 'Sale of WilTel' means the occurrence of any of the following events: (i) a sale by WilTel of all or substantially all of the assets of WilTel and its subsidiaries to another entity (other than Leucadia or one or more of its subsidiaries ('Permitted Holders')); (ii) any 'person' or 'group', other than Permitted Holders, is or becomes the 'beneficial owner', directly or indirectly, of more than 50% of the issued and outstanding shares of capital stock of WilTel having general voting power under ordinary circumstances ('Voting Stock'); or (iii) WilTel consolidates with, or merges with or into, another entity (other than a Permitted Holder), other than any such transaction where (A) the outstanding Voting Stock of WilTel is converted into or exchanged for voting securities of the surviving entity and (B) immediately after such transaction Permitted Holders are the 'beneficial owners', directly or indirectly, of more than 50% of the total voting power of the surviving entity. For purposes of this definition, the term 'beneficial owner' is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act and the terms 'person' or 'group' are used as such terms are used in Section 13(d) and 14(d) of the Exchange Act. For the avoidance of doubt, only the consummation of the transactions described above in this definition will constitute a 'Sale of WilTel' and neither any discussions, negotiations or preparations, nor entering into any agreement, relating to any such transaction will be deemed a 'Sale of WilTel'.

    If there is consummated after the merger and on or before the Maturity Date a Sale of WilTel for Net Proceeds in excess of the Deal Price, then, following the Maturity Date, Leucadia will issue for each CSR that number of whole Leucadia common shares (after aggregating all

CSRs held by the holder thereof) determined under the following formula (calculated to the fourth decimal point) and the following paragraphs:

             Sale Profit
           ---------------   divided by Parent Price
             50,000,000

          provided, however, that in no event shall more than a total of the Cap Number (as defined below) of Leucadia common shares be issuable in respect of all CSRs in the aggregate, and the number of Leucadia common shares issuable to each CSR holder will be reduced pro rata to the extent necessary to give effect to this limitation where,

    'Sale Profit' means the amount of Net Proceeds in excess of the Deal Price;

    'Net Proceeds' means the U.S. dollar amount (expressed as a whole number) of aggregate proceeds (with any non-cash proceeds to be valued at their fair market value as determined in good faith by Leucadia's board of directors) received by Leucadia, WilTel or any of their subsidiaries in respect of a Sale of WilTel consummated after the merger and on or before the Maturity Date, plus the fair market value (to be determined in good faith by Leucadia's board of directors) of any assets of WilTel or its subsidiaries retained by Leucadia upon consummation of such Sale of WilTel, net of (i) the costs relating to such transaction (including regulatory filing fees, legal, accounting and investment banking fees, and brokerage and sales commissions), (ii) taxes paid or payable as a result of such transaction, (iii) amounts required to be applied to the repayment of principal, premium (if any) and interest on any indebtedness required to be paid as a result of such transaction, (iv) deduction of appropriate amounts to be provided as a reserve in accordance with U.S. generally accepted accounting principles against any liabilities associated with such transaction (including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction) and (v) all liabilities of WilTel or its subsidiaries that are retained by Leucadia or any of its subsidiaries following consummation of such transaction;

    'Deal Price' equals (A) 800,000,000, plus (B) the aggregate U.S. dollar amount (expressed as a whole number) of contributions to capital and other investments made by Leucadia or any of its affiliates (other than WilTel and its subsidiaries) in, and expenditures funded by Leucadia or any of its affiliates (other than WilTel and its subsidiaries) in support of, WilTel or its subsidiaries after the merger and prior to the Maturity Date, minus (C) the aggregate U.S. dollar amount (expressed as a whole number) of dividends paid by WilTel to Leucadia after the merger and prior to the Maturity Date, plus (D) an amount equal to notional interest on the excess, if any, of (i) the amounts described in clause (B) above over (ii) the amount described in clause (C) above, at a rate per annum of 8%, determined based on the number of days elapsed from the closing date of the merger to the Maturity Date;

    'Parent Price' equals 37.72, reduced to reflect the amount (if any) of cash dividends per Leucadia common share paid (or with a record date) between August 21, 2003 and the Maturity Date in excess of Leucadia's regular $0.25 per share annual dividend; and

    'Cap Number' means the lesser of (A) 11,000,000 and (B) the number of Leucadia common shares issued by Leucadia in the offer and the merger (excluding consideration paid to any WilTel stockholders who properly exercised appraisal (dissenters') rights) minus one.

    If, on the Maturity Date, Net Proceeds are equal to or less than the Deal Price, the CSRs will automatically terminate and no consideration shall be deliverable in respect thereof. If, on the Maturity Date, the amount determined pursuant to the above formula is greater than zero, Leucadia will thereafter issue to each CSR holder the number of whole Leucadia common shares to which such holder is entitled as herein described (rounded down to the nearest whole share, after aggregating all CSRs held by such holder), and the CSRs will be automatically cancelled.

    If between the date of the merger and the Maturity Date the outstanding Leucadia common shares are changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then the number of and kind of shares issuable in respect of the CSRs will be appropriately adjusted. No dividends or other distributions with respect to Leucadia common shares with a record date before the Maturity Date will be paid in respect of, and no interest will be paid or will accrue on, any Leucadia common shares issuable in respect of CSRs.

    If Leucadia common shares become issuable under the CSRs, Leucadia will determine the amount required under applicable tax laws to be treated as interest income, and may, at its option, issue two stock certificates to each holder of CSRs, one certificate in respect of the shares treated as interest and the other certificate in respect of the remaining shares; provided, however, that in no event will Leucadia issue any fractional share interests.

    All computations and determinations relating to the CSRs will be made by Leucadia in good faith. Promptly after the Maturity Date, Leucadia will notify holders of CSRs in writing (which notification may be made through a press release which will be attached to a submission that is made publicly available on the SEC's EDGAR system) of Leucadia's determination as to (i) whether a Sale of WilTel occurred, (ii) the amount of any Net Proceeds received in respect thereof, (iii) the amount (if any) of any resulting Sale Profit, and (iv) the number of Leucadia common shares (if any) due and payable to CSR holders.

                 CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

REGULATORY APPROVALS

    Antitrust. The offer and the merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the 'Antitrust Division') and the Federal Trade Commission (the 'FTC') and certain waiting period requirements have been satisfied.


    Leucadia and WilTel filed their Notification and Report Forms with respect to the offer under the HSR Act on August 29, 2003. Leucadia has been notified that early termination of the waiting period under the HSR Act has been granted.



    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Leucadia's acquisition of shares of WilTel common stock pursuant to the offer and the merger. At any time before or after Leucadia's acquisition of shares of WilTel common stock, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares pursuant to the offer or otherwise seeking divestiture of shares of WilTel common stock acquired by Leucadia or divestiture of substantial assets of Leucadia or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer or other acquisition of shares of WilTel common stock by Leucadia on antitrust grounds will not be made or, if such a challenge is made, of the result. See 'The Offer--Conditions of the Offer'.


    Other Regulatory Approvals. WilTel holds certain licenses, authorizations and certificates issued by the Federal Communications Commission ('FCC') and State utility commissions. Prior to acquiring the beneficial and voting rights to 50% or more of WilTel's outstanding voting stock, Leucadia will need to obtain the approval of the FCC and certain state utility commissions. In order to obtain such approvals, Leucadia filed applications with the FCC on September 3, 2003 and will file notifications and applications with certain state utility commissions. Although it is not possible to predict the timing of regulatory agencies, Leucadia believes that if no challenges are filed to these applications, Leucadia should obtain the requisite FCC and state commission approvals within 60 to 120 days. There can be no assurance that a challenge to the offer or the merger will not be made or, if such a challenge is made, of the result. See 'The Offer--Conditions of the Offer'.

NON-U.S. APPROVALS

    We are unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the offer or the merger.

STATE TAKEOVER LAWS

    A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which have substantial assets, stockholders, principal executive offices or principal places of business in those states. We have not attempted to comply with any state takeover statutes in connection with the offer, since we do not believe that any of these apply. However, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer, and nothing in this prospectus nor any action taken in connection herewith is intended as a waiver of that right. If one or more takeover statutes apply to the offer and are not found to be invalid, we may be required to file documents with, or receive approvals from, relevant state authorities and we may also be unable to accept for exchange shares of WilTel common stock tendered into the offer or may delay the offer. See 'The Offer--Conditions of the Offer'.

STOCKHOLDER LITIGATION


    Individual WilTel stockholders have filed complaints in the District Court of Tulsa County, Oklahoma, the District Court of Clark County, Nevada, the District Court of Washoe County, Nevada, and the Supreme Court of the State of New York, New York County, purporting to commence class action lawsuits against Leucadia, WilTel, and directors of WilTel. The complaints are (1) Sleeper v. WilTel Communications Group, Inc., et al. (Civil Action No. CJ 2003 03163, District Court Tulsa Co. Oklahoma); (2) Merullo v. WilTel Communications Group, Inc., et al. (Civil Action No. A467774, District Court Clark Co. Nevada);
(3) Gottdiener v. WilTel Communications Group, Inc., et al. (Civil Action No. A467700, District Court Clark Co. Nevada); (4) Guy v. WilTel Communications Group, Inc., et al. (Civil Action No. A467773, District Court Clark Co. Nevada);
(5) Guerra v. WilTel Communications Group, Inc., et al. (Civil Action No. A467738, District Court Clark Co. Nevada); (6) Hersch v. WilTel Communications Group, Inc., et al. (Civil Action No. CV03-03220, District Court Washoe Co. Nevada, transferred to Clark Co. Nevada); (7) Provorny v. Leucadia National Corporation, et al. (Case No. 03-109061, N.Y. Supreme Court, County of New
York); and (8) Guy v. WilTel Communications Group, Inc., et al. (Civil Action No. 03-115368, N.Y. Supreme Court, County of New York). In general, the complaints allege, among other things: (a) breaches of fiduciary duty by Leucadia, WilTel, and the members of WilTel's board of directors in connection with the offer and merger, including, among other things, allegations of inadequate disclosure; (b) that the consideration Leucadia is offering WilTel stockholders is inadequate; and (c) that Leucadia is acting to further its own interests at the expense of WilTel stockholders.



    Among other remedies, the complaints seek to enjoin completion of the offer and merger or, alternatively, damages in an unspecified amount and attorneys' fees and rescission in the event that proposed transaction occurs. Leucadia believes the complaints to be without merit. We will make publicly available, to the extent required by applicable law, any material updates to the information disclosed regarding these complaints.



    On October 15, 2003, subject to approval from directors and officers insurance carriers, the parties in these litigations reached an agreement in principle to settle the litigation based upon increased disclosure in this prospectus and the WilTel Recommendation Statement. The proposed settlement is subject to numerous conditions, including the consummation of the offer and merger, the drafting and execution of a formal settlement agreement, and final approval of the settlement by the New York courts. Plaintiffs' counsel intend to apply to the New York courts for an award of attorneys' fees and reimbursement of expenses in an amount not yet agreed upon by the parties.

    If any of the conditions to the proposed settlement do not occur, the litigation could proceed and plaintiffs could seek the relief sought in their complaints.


                          CERTAIN EFFECTS OF THE OFFER

EFFECTS ON THE MARKET; EXCHANGE ACT REGISTRATION

    The tender and the acceptance of shares of WilTel common stock in the offer will reduce the number of shares of WilTel common stock that might otherwise trade publicly and also the number of holders of shares of WilTel common stock. This could adversely affect the liquidity and market value of the remaining shares of WilTel common stock held by the public. Depending upon the number of shares of WilTel common stock tendered to and accepted by us in the offer, the shares of WilTel common stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on NASDAQ.

    If NASDAQ ceased publishing quotations for the shares of WilTel common stock, it is possible that the shares of WilTel common stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of WilTel common stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of WilTel common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of shares of WilTel common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of WilTel common stock.

    Shares of WilTel common stock are currently registered under the Exchange Act. WilTel can terminate that registration upon application to the SEC if the outstanding shares of WilTel common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of WilTel common stock. Termination of registration of the shares of WilTel common stock under the Exchange Act would reduce the information that WilTel must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the shares of WilTel common stock. In addition, if the shares of WilTel common stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to 'going-private' transactions would no longer be applicable to WilTel. Furthermore, the ability of 'affiliates' of WilTel and persons holding 'restricted securities' of WilTel to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares of WilTel common stock under the Exchange Act were terminated, they would no longer be eligible for NASDAQ listing or for continued inclusion on the Federal Reserve Board's list of 'margin securities.'

    Leucadia may seek to cause WilTel to apply for termination of registration of the shares of WilTel common stock under the Exchange Act as soon after the expiration of the offer as the requirements for such termination are met. If the NASDAQ National Market listing and the Exchange Act registration of the shares of WilTel common stock are not terminated prior to the merger, then the shares of WilTel common stock will be delisted from the NASDAQ National Market and the registration of the shares of WilTel common stock under the Exchange Act will be terminated following the consummation of the merger.

    The shares of WilTel common stock are presently 'margin securities' under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of WilTel common stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the offer, the shares of WilTel common stock may no longer constitute 'margin securities' for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of WilTel common stock would be ineligible as collateral for margin loans made by brokers.

FINANCING OF THE OFFER


    Our offer is not conditioned on the receipt of financing. Leucadia's fees and expenses in connection with the offer will be paid from Leucadia's available capital resources. Leucadia intends to deliver the Leucadia common shares offered in the offer and the merger from Leucadia's available treasury shares.


CONDUCT OF WILTEL IF THE OFFER IS NOT COMPLETED

    If the offer is not completed because the minimum condition or another condition is not satisfied or, if permissible, waived, we expect that WilTel will continue to be significantly owned by Leucadia and operate its business as presently operated, subject to market and industry conditions and the terms of the agreements and other documents referred to below under '--Relationships With WilTel'. We presently have no intention to dispose of or to entertain offers to sell our shares of WilTel common stock.

PLANS AND PROPOSALS FOR WILTEL FOLLOWING COMPLETION OF THE MERGER

    Consummation of the merger will permit us to receive the benefits that result from ownership of all of the equity interest in WilTel. Such benefits include management and investment discretion with regard to the future conduct of WilTel's business, the benefits of the profits generated by operations and increases, if any, in WilTel's value and the ability to utilize, subject to applicable limitations, WilTel's current and future tax losses. Conversely, we will bear the risk of any decrease in WilTel's value and losses generated by operations. If you become a Leucadia shareholder as a result of the offer or merger, your investment should indirectly benefit from any of the foregoing as well as other benefits Leucadia may obtain as a result of the transactions, and, conversely, be indirectly exposed to the foregoing risks.


    Except as otherwise described in this prospectus, we have no current plans or proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving WilTel; (ii) any purchase, sale or transfer of a material amount of assets of WilTel; (iii) any change in the management of WilTel or any change in any material term of the employment contract of any executive officer; or (iv) any other material change in WilTel's corporate structure or business. However, in light of the consolidation and other changes taking place in the telecommunications industry, we continually are evaluating and considering possible acquisition and disposition transactions which may involve Leucadia or WilTel.


RELATIONSHIPS WITH WILTEL


    In considering whether to tender your shares in the offer, you should be aware of various existing agreements and ongoing and prior relationships, arrangements and transactions between Leucadia and WilTel, as described under 'Interests of Certain Persons in the Offer And Subsequent Merger'. Also, please see 'Comparison of Rights of Holders of WilTel Common Stock and Leucadia Common Shares--Shareholder Approval of Business Combinations--WilTel'.


ACCOUNTING TREATMENT

    Our acquisition of WilTel common stock pursuant to the offer will be accounted for under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. In addition, as a result of acquiring the additional shares of WilTel common stock, we will consolidate the financial position and results of operations of WilTel from the date of this additional acquisition and no longer account for our investment in WilTel under the equity method of accounting.

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FEES AND EXPENSES

    We have retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of WilTel common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners of WilTel common stock. We will pay the information agent customary fees for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

    In addition, we have retained American Stock Transfer & Trust Company as the exchange agent and depository with respect to the offer and the merger. We will pay the exchange agent and depository reasonable and customary fees for its services in connection with the offer and the merger, will reimburse the exchange agent and depository for its reasonable out-of-pocket expenses and will indemnify the exchange agent and depository against certain liabilities and expenses in connection with the performance of its services.

    We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

    We will pay the costs mentioned above in this section. We will not pay any costs or expenses associated with the offer of any WilTel stockholder.


    For a description of the fees and expenses of the Special Committee, see the WilTel Recommendation Statement.


        INTERESTS OF CERTAIN PERSONS IN THE OFFER AND SUBSEQUENT MERGER

INTERESTS OF MANAGEMENT AND THE WILTEL BOARD

    One of WilTel's officers and some members of the WilTel board of directors have interests in the proposed transactions that may be different from, or in addition to, the interests of WilTel stockholders generally.


    Two of the nine members of WilTel's board of directors (Ian M. Cumming and Joseph S. Steinberg) are the Chairman and President, respectively, directors and principal shareholders of Leucadia. In addition, Leucadia has designated two other members to WilTel's board of directors (Alan J. Hirschfield and Jeffrey C. Keil).


    Leucadia beneficially owns 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock. To the best of our knowledge, as of August 21, 2003, none of the directors, executive officers and affiliates of Leucadia own any shares of WilTel common stock. Although neither Mr. Cumming nor Mr. Steinberg directly owns any shares of WilTel common stock, by virtue of their ownership of approximately 15.7% and 15.4% interests, respectively, in Leucadia (as of June 30, 2003), each may be deemed to be the indirect beneficial owner of shares of WilTel common stock beneficially owned by Leucadia. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable board of directors of Leucadia. Neither Leucadia nor, to the best of its knowledge, any of the directors, executive officers or affiliates of Leucadia have bought or sold any shares of WilTel common stock within the past sixty days.

    The Merger Agreement provides that from and after the merger, Leucadia and WilTel will indemnify the individuals who at or prior to the merger were directors or officers of WilTel with respect to all acts or omissions by them in their capacities as such at any time prior to the merger, to the fullest extent required by WilTel's articles of incorporation and by-laws (as in effect on August 21, 2003) and permitted under applicable law. In addition, the Merger Agreement provides that for a three year period commencing immediately after the merger, Leucadia and WilTel will maintain in effect directors' and officers' liability insurance covering acts or omissions occurring prior to the merger with respect to those persons who are currently covered by WilTel's current

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primary directors' and officers' liability insurance policy, on terms with respect to such coverage not less favorable to WilTel's directors and officers currently covered by such insurance than those of such policy in effect on August 21, 2003 (or Leucadia or WilTel may substitute therefor insurance policies, issued by reputable carriers, with respect to matters occurring prior to the merger); provided, however, that the aggregate amount of coverage under such insurance will be limited to $10 million. For those amounts of directors' and officers' liability insurance in excess of the insurance described in the preceding sentence which are currently provided under WilTel's other current directors' and officers' liability insurance policies (the 'Other Policies'), the Merger Agreement provides that for a six year period commencing immediately after the merger, Leucadia will make payments to those persons who are currently covered by such Other Policies to the extent such payments otherwise would have been made under such Other Policies (as in effect on August 21, 2003) had such Other Policies remained in effect for a period of six years following the merger, with respect to acts or omissions occurring prior to the merger; provided, however, that the maximum amount of payments that Leucadia and WilTel agreed to make will not exceed $50 million in the aggregate.

    H. E. Scruggs, Senior Vice President--Corporate of WilTel, is a Vice President of Leucadia and does not receive compensation from WilTel.

    In addition, each member of the Special Committee is entitled to $40,000 in director fees and the chairman of the Special Committee is entitled to $50,000. These fees will be paid by WilTel.

CERTAIN AGREEMENTS BETWEEN LEUCADIA AND WILTEL

    In connection with the plan of reorganization of WilTel's predecessor company (the 'Plan'), Leucadia and WilTel entered into a Stockholders Agreement as of October 15, 2002. The Stockholders Agreement contains various provisions that were presumably intended by the directors of WilTel's predecessor company to benefit the holders of WilTel stock other than Leucadia (the 'Publicly Held Stock'). Specifically, pursuant to the Stockholders Agreement, Leucadia and WilTel agreed, among other things, to the following provisions, any and all of which may be amended with either (i) the prior approval of the holders of a majority of the Publicly Held Stock ('Stockholder Approval') or (ii) the prior consent of a majority of the Independent Company Directors (as defined in the Stockholders Agreement) of WilTel ('Board Approval'):

    'STANDSTILL' PROVISIONS

    The material 'standstill' provisions of the Stockholders Agreement provide that, until October 16, 2007:

     Leucadia would not (i) commence any tender or exchange offer for WilTel voting securities other than a Permitted Investor Tender Offer (as defined below) commenced after October 15, 2004 or (ii) acquire more than 49% of the outstanding voting securities of WilTel except pursuant to a Permitted Investor Tender Offer commenced after October 15, 2004.

     Prior Stockholder Approval or Board Approval would be required for (i) the termination (other than in accordance with its terms) or amendment of the Stockholders Agreement and (ii) any transaction between or involving WilTel, on the one hand, and Leucadia, on the other hand, other than a Permitted Investor Tender Offer after October 15, 2004.

     Prior Board Approval would be required for any change to the provisions of WilTel's bylaws relating to the nomination of directors of WilTel, or the imposition or deletion of any super-majority requirement or stockholder approval requirement for the amendment of WilTel's articles of incorporation or bylaws.

    Leucadia also agreed that, until October 16, 2005, Leucadia would not cause a merger with WilTel following a Permitted Investor Tender Offer unless the per share merger consideration offered to WilTel stockholders was at least the same as paid in the Permitted Investor Tender Offer.

    Leucadia further agreed that, until October 16, 2007, Leucadia would only tender its WilTel shares into, or give a proxy to vote or otherwise agree to vote its WilTel shares for or otherwise support, a Third Party Sale Transaction (as defined below), if Leucadia first required the third party seeking to engage in a Third Party Sale Transaction to agree that (i) the same form (and a proportionate amount) of consideration would be paid to all other holders of WilTel shares as to Leucadia in the Third Party Sale Transaction, (ii) all other holders of WilTel shares would be given the same opportunity to participate in the Third Party Sale Transaction, and (iii) the Third Party Sale Transaction would be structured so as to seek the acquisition or approval of a majority of the WilTel shares not already owned by Leucadia. The foregoing restrictions do not apply to a Third Party Sale Transaction that is structured as a tender or exchange offer that would result in the third party acquiring beneficial ownership of no more than 49% of the WilTel shares so long as the acquiror in such tender or exchange offer agreed to be bound by the terms of the Stockholders Agreement.

    The Stockholders Agreement defines 'Third Party Sale Transaction' to mean any of the following that has not been approved or recommended by a majority of the members of WilTel's board of directors: (A) any tender or exchange offer for WilTel voting securities made by a person other than (x) WilTel or one of its wholly owned subsidiaries or (y) directly or indirectly, Leucadia, or (B) any merger, consolidation, business combination, sale of all or substantially all of the assets of WilTel and its subsidiaries, dissolution, liquidation, restructuring, recapitalization or similar transaction of or involving WilTel.

    Each of the Stockholders Agreement provisions described above will terminate upon consummation of the offer, and the remaining provisions of the Stockholders Agreement will terminate upon consummation of the merger.

    A 'Permitted Investor Tender Offer' is defined in the Stockholders Agreement as a tender or exchange offer made by or on behalf of Leucadia for WilTel voting securities that:

     is subject to a non-waivable condition that the holders of at least a majority of the WilTel voting securities not owned by Leucadia have tendered and not withdrawn their voting securities;

     is open to all holders of WilTel voting securities; and

     seeks to purchase at least a majority of the WilTel voting securities that are not owned by Leucadia.

    Leucadia has received Board Approval for the commencement of the offer, the merger and the other transactions contemplated by the Merger Agreement.

    BOARD PROVISIONS

    The Stockholders Agreement also provides that:

     Until October 16, 2007, Leucadia must use its best efforts to cause WilTel's board of directors to be comprised of nine directors, including six Independent Company Directors.

     Until October 16, 2004, Leucadia must vote all WilTel voting securities that it owns for the election of the directors who were initially designated by the creditors committee of WilTel's predecessor company or their permitted successors.

     Leucadia is entitled to designate (i) four members of WilTel's board of directors for as long as Leucadia owns at least 20% of the WilTel common stock and (ii) at least one member of WilTel's board of directors for as long as Leucadia owns at least 10% of the WilTel common stock.

    In addition to the Stockholders Agreement, Leucadia is a party to the following agreements with WilTel:

     A Stockholder Rights and Co-Sale Agreement entered into pursuant to the Plan under which, among other things, certain WilTel stockholders are eligible to participate in proposed issuances or actual issuances of Rights Securities (as defined in the agreement) to Leucadia until October 15, 2007. In addition, under this agreement certain WilTel stockholders would be eligible to participate in any transfer (other than Exempt Transactions (as defined in the agreement) and transfers to affiliates of Leucadia) by Leucadia of 33% or more of the shares of WilTel common stock outstanding until October 15, 2007. The Merger Agreement

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



     provides that the Stockholder Rights and Co-Sale Agreement will terminate upon consummation of the merger.

     A registration rights agreement entered into pursuant to the Plan under which WilTel has granted Leucadia certain rights to obligate WilTel to register for sale under the Securities Act shares of WilTel common stock owned by Leucadia or its affiliates. This agreement also provides customary indemnification from WilTel for the benefit of Leucadia.

     A one-year Restructuring Services Agreement effective as of October 16, 2002 under which Leucadia provides advice to WilTel with respect to management, operations, future business opportunities, and other matters to be mutually determined between WilTel and Leucadia. Leucadia does not receive any compensation for services rendered under this agreement, but is reimbursed for all expenses incurred in connection with its performance under the agreement. This agreement is terminable upon 90 days notice by either Leucadia or WilTel.

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

                              THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement. This summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this prospectus. WilTel stockholders are urged to read the Merger Agreement in its entirety. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement will control.

THE OFFER

    The Merger Agreement provides for the making of the offer. The obligation of Leucadia to accept for purchase and to exchange Leucadia common shares and CSRs for shares of WilTel common stock tendered pursuant to the offer is subject to the satisfaction of the minimum condition and certain other conditions described under 'The Offer -- Conditions of the Offer'.


    We may (A) extend the offer beyond the scheduled expiration date set forth on the cover of this prospectus, or any subsequent scheduled expiration date, if, at the scheduled expiration of the offer, any of the conditions to our obligation to accept for exchange, and to exchange, Leucadia common shares and CSRs for shares of WilTel common stock tendered shall not be satisfied or, to the extent permitted by the Merger Agreement, waived, subject, however, to the right of Leucadia or WilTel to terminate the Merger Agreement as described below under ' -- Termination of the Merger Agreement,' and (B) extend the offer for any period required by any rule, regulation or interpretation of the SEC applicable to the offer. Each extension may last for no more than ten business days, unless WilTel and Leucadia agree in writing to allow for a longer period.


    We may elect to provide a subsequent offering period of up to 20 business days after the acceptance of shares of WilTel common stock in the offer if,
(i) on the expiration date of the offer, all of the conditions to the offer have been satisfied or waived, but the total number of shares of WilTel common stock that have been validly tendered and not withdrawn pursuant to the offer plus the number of shares of WilTel common stock owned by us as of the scheduled expiration date is less than 90% of the total number of shares of WilTel common stock then outstanding, and (ii) the requirements of Rule 14d-11 under the Exchange Act have been met.

    PROMPT PAYMENT FOR SHARES OF WILTEL CAPITAL STOCK IN THE OFFER

    Subject to the terms of the offer and the Merger Agreement, and the satisfaction, or waiver to the extent permitted, of the conditions to the offer, we are required to accept for exchange all shares of WilTel common stock validly tendered and not withdrawn pursuant to the offer promptly after the applicable expiration date of the offer, as it may be extended pursuant to the Merger Agreement, and are required to exchange all accepted shares of WilTel common stock promptly after acceptance. We will not issue fractional Leucadia common shares in the offer. Instead, each tendering WilTel stockholder who would otherwise be entitled to a fractional share (after aggregating all fractional Leucadia common shares that otherwise would be received by the stockholder) will receive cash (without interest and subject to any withholding for taxes) equal to such stockholder's proportionate interest in the net proceeds from the sale in the open market by the exchange agent and depository of the aggregated fractional shares of Leucadia issued for such purposes.

THE MERGER

    GENERALLY

    The Merger Agreement provides that after completion of the offer, Merger Sub will, subject to the conditions described below, be merged into WilTel. Upon completion of the merger, WilTel will continue as the 'surviving corporation' and will be a subsidiary of Leucadia.

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

    THE COMPLETION OF THE MERGER

    The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Nevada or at such other time as specified in the certificate of merger. The merger will be completed after all of the conditions to the merger contained in the Merger Agreement are satisfied or, where permissible, waived. Upon completion of the merger:

     the directors of Merger Sub and the officers of WilTel immediately before the merger will become the directors and officers, respectively, of the surviving corporation;

     the articles of incorporation of the surviving corporation will be substantively identical to WilTel's articles of incorporation immediately before the merger, until they are subsequently amended as provided by applicable law and such articles of incorporation;

     the bylaws of the surviving corporation will be substantively identical to Merger Sub's bylaws immediately before the merger, until they are subsequently amended as provided by applicable law and such bylaws; and

     the Stockholders Agreement and the Stockholders Rights and Co-Sale Agreement will terminate and be of no further force or effect.

    MANNER AND BASIS OF CONVERTING SHARES OF WILTEL COMMON STOCK IN THE MERGER

    Under the terms of the Merger Agreement, upon completion of the merger, each share of WilTel common stock outstanding immediately before the merger other than Dissenting Shares (as defined in the Merger Agreement) or shares of WilTel common stock held by WilTel, Leucadia or any subsidiary of Leucadia, will be converted into the right to receive (i) 0.4242 of a Leucadia common share and
(ii) one CSR. Shares of WilTel common stock held by WilTel, Leucadia or any subsidiary of Leucadia immediately before the completion of the merger will be canceled at the effective time of the merger without payment of any consideration.

    We will not issue fractional Leucadia common shares in the merger. Instead, each stockholder who would otherwise be entitled to a fractional share (after aggregating all fractional Leucadia common shares that otherwise would be received by the stockholder) will receive cash (without interest and subject to any withholding for taxes) equal to such stockholder's proportionate interest in the net proceeds from the sale in the open market by the exchange agent and depository of the aggregated fractional common shares of Leucadia issued for such purposes.

    The Merger Agreement provides that promptly after the date of completion of the merger, the exchange agent and depository will mail to each record holder of a certificate or certificates that represented shares of WilTel common stock immediately before the merger, a letter of transmittal and instructions for use in exchanging WilTel common stock certificates for Leucadia common share certificates. In addition, the Merger Agreement contemplates that, promptly after the exchange agent and depository receives back from a record holder a WilTel common stock certificate, the letter of transmittal and any other documents that are reasonably required by the exchange agent and depository or Leucadia, the exchange agent and depository will mail to the record holder a certificate or certificates representing the appropriate number of Leucadia common shares, any dividends or other distributions to which the holder is entitled pursuant to the Merger Agreement and an amount of cash for any fractional share. The CSRs will not be evidenced by any form of certificate.

    After the completion of the merger, each certificate that previously represented shares of WilTel common stock will be cancelled and retired. Each holder of a certificate of WilTel common stock shall cease to have any rights with respect thereto, except the right to receive Leucadia common shares, CSRs, any dividends or other distributions to which the holder is entitled pursuant to the Merger Agreement and cash for any fractional share. We will not pay dividends or other distributions on any Leucadia common shares to be issued in exchange for any WilTel common stock certificate that is not surrendered until the WilTel common stock certificate is properly surrendered, as provided in the Merger Agreement.

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

    BASIS OF CONVERTING SHARES OF COMMON STOCK OF MERGER SUB IN THE MERGER

    Under the terms of the Merger Agreement, upon completion of the merger, each share of common stock of Merger Sub outstanding immediately before the merger will be converted into one share of common stock of the surviving corporation.

REPRESENTATIONS AND WARRANTIES

    In the Merger Agreement, WilTel has provided customary representations and warranties concerning, among other things, its capitalization and financial condition, the accuracy and completeness of its filings with the SEC, certain tax matters, and authorizations, consents and approvals needed for the transactions. We have made similar customary representations, including those concerning the accuracy and completeness of our filings with the SEC and consents and approvals needed for the transactions. In general, the representations and warranties of each party will expire upon completion of the merger.

CONDUCT OF WILTEL'S BUSINESS PRIOR TO COMPLETION OF THE MERGER

    The Merger Agreement contemplates that, until the completion of the merger, WilTel will conduct its business in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve the goodwill of those having business relationships with it and comply in all material respects with applicable laws and material licenses, permits and agreements. The Merger Agreement also expressly prohibits WilTel from engaging in certain transactions without Leucadia's prior written consent. Among other things, WilTel has agreed that it will not:

     issue, sell, grant, pledge or otherwise encumber, or redeem, purchase or otherwise acquire, any shares of its capital stock, voting securities or equity interests, or any securities, options, warrants or rights convertible into, or exchangeable or exercisable for, any shares of its capital stock, voting securities or equity interests;

     declare, pay any dividend on, or make any other distribution on, any shares of its common stock;

     split, combine, subdivide or reclassify any shares of its common stock;

     approve any transfer of shares under Article IV, Section 3 of WilTel's articles of incorporation (pertaining to WilTel's tax status under Section 382 of the Internal Revenue Code), other than the transactions contemplated by the Merger Agreement;

     enter into, terminate or amend any agreement that is material to WilTel, except in the ordinary course of business consistent with past practice;

     make (i) any changes in financial or tax accounting methods, except as required by GAAP or applicable law, or (ii) any material tax election;

     adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger or other reorganization; or

     settle or compromise any litigation that is material to WilTel.

CONDUCT OF LEUCADIA'S BUSINESS PRIOR TO COMPLETION OF THE MERGER

    The Merger Agreement contemplates that, until the completion of the merger, Leucadia will conduct its business in compliance in all material respects with all applicable laws; will use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties; and will not:
(i) take any actions that would materially delay the consummation of the merger,
(ii) engage in any material reorganization or (iii) pay or set a record date, prior to the effective date of the merger, for any extraordinary dividend or distribution. The Merger Agreement also expressly prohibits Leucadia from engaging in certain material transactions without WilTel's prior written consent. Among other things, Leucadia has agreed that until completion of the merger it will not (without WilTel's consent):

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

     adopt a plan or agreement of complete or partial liquidation, dissolution, recapitalization or reclassification;

     dispose of, or enter into an agreement to dispose of, any assets of Leucadia which have, individually or in the aggregate, a market or assigned value in excess of $750 million;

     offer, sell or otherwise issue or agree to issue any capital stock, or securities convertible into or exchangeable for capital stock, of Leucadia or its subsidiaries that have, individually or in the aggregate, a market or assigned value in excess of $750 million;

     redeem, purchase or otherwise acquire shares of Leucadia capital stock that have a market value in excess of $50 million, other than pursuant to transactions consistent with past repurchases, redemptions or acquisitions; or

     engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the Merger Agreement.

REASONABLE BEST EFFORTS TO COMPLETE THE TRANSACTION

    Subject to the terms of the Merger Agreement, Leucadia and WilTel will use reasonable best efforts to take, or cause to be taken, all actions necessary to complete the transactions contemplated by the Merger Agreement.

LIMITATION ON WILTEL'S ABILITY TO CHANGE ITS RECOMMENDATION AND CONSIDER OTHER TAKEOVER PROPOSALS

    The Merger Agreement provides WilTel's board of directors will not withdraw or modify its approval or recommendation of the transactions contemplated by the Merger Agreement in a manner adverse to Leucadia unless WilTel's board of directors determines in good faith (after consulting with outside counsel) that such action is necessary in order for WilTel's board of directors to comply with its fiduciary duties under applicable law. Also, the Merger Agreement requires that WilTel immediately cease and cause to be terminated any existing discussions with any third party relating to any proposal or offer from a third party involving any of the following:

     the direct or indirect acquisition WilTel's assets (including securities of subsidiaries, but excluding sales of assets held for sale in the ordinary course of business consistent with past practice) equal to 20% or more of WilTel's consolidated assets or to which 20% or more of WilTel's revenues or earnings on a consolidated basis are attributable;

     the direct or indirect acquisition of 20% or more of any class of equity securities of WilTel;

     a tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of WilTel; or

     a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving WilTel or any assets of WilTel equal to 20% or more of WilTel's consolidated assets or to which 20% or more of WilTel's revenues or earnings on a consolidated basis are attributable.

    Any proposal or offer involving the foregoing (other than the transactions contemplated by the Merger Agreement) is referred to as a 'Takeover Proposal'.

    WilTel has agreed that, except in the circumstances described below, it will not, directly or indirectly, and it will not authorize or permit any or its representatives directly or indirectly, to:

     solicit, initiate or knowingly encourage the initiation of (including by way of furnishing information that has not been previously publicly disseminated) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal; or

     participate in any discussions with any third party regarding, or furnish to any third party any non-public information with respect to, or assist or facilitate, any Takeover Proposal.

    However, WilTel may furnish nonpublic information about WilTel (but will use its best efforts to avoid providing information that may be competitively harmful to WilTel, taking into

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

consideration the identity of the person making the Takeover Proposal) to, or participate in discussions with, any third party in response to a bona fide written Takeover Proposal that is submitted to WilTel by the third party, if:

     the Takeover Proposal is unsolicited and made in circumstances not constituting a breach of the Merger Agreement;

     WilTel's board of directors determines in good faith that such Takeover Proposal constitutes a Superior Proposal (as defined below);

     WilTel gives Leucadia written notice of the identity of the party making the Takeover Proposal and of WilTel's intention to furnish nonpublic information to, or enter into discussions with, the third party, and WilTel receives from the third party a signed confidentiality agreement containing customary protections (and not any provisions calling for an exclusive right to negotiate with WilTel); and

     WilTel furnishes the nonpublic information to Leucadia (to the extent WilTel has not already done so).

    In addition, WilTel must advise us orally and in writing, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, WilTel, in respect of any Takeover Proposal. In such notice, WilTel must indicate the identity of the third party and the terms and conditions of any proposal, or the nature of any inquiries. WilTel must keep us informed, on a reasonably current basis, of all material developments affecting the status and terms of any such proposals.

    For purposes of the Merger Agreement, a 'Superior Proposal' means a bona fide written proposal made not in breach of the Merger Agreement by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of any class of equity securities of WilTel or more than 50% of the assets of WilTel and its subsidiaries on a consolidated basis, which is otherwise on terms and conditions which WilTel's board of directors determines in its good faith and reasonable judgment (after consultation with a financial advisor of national reputation) to be more favorable to the holders of WilTel common stock from a financial point of view than the offer, merger and other transactions contemplated by the Merger Agreement, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by Leucadia in writing and the ability and likelihood of the person making such proposal to consummate the transations contemplated by such proposal in a timely manner (based upon, among other things, the availability of financing and the expectation of obtaining required approvals). Any action required to be taken by WilTel's board of directors under this section shall be performed with the approval of a majority of the members of the Special Committee then in office.

CONDITIONS TO THE OFFER

    For a list of the conditions to the offer, see 'The Offer -- Conditions of the Offer'.

CONDITIONS TO THE MERGER

    The obligations of Leucadia and WilTel to complete the merger are subject to the satisfaction or waiver of the following conditions:

     if required by applicable law or WilTel's articles of incorporation, the Merger Agreement shall have been duly adopted by the requisite vote of WilTel stockholders;

     no law, injunction, judgment or ruling enacted, issued or entered by any governmental entity shall be in effect enjoining, restraining, prohibiting or making illegal the consummation of the merger;

     the registration statement on Form S-4 of which this prospectus forms a part shall have been declared effective under the Securities Act, and shall not be the subject of any stop order or any proceedings seeking a stop order;

     if required, the Leucadia common shares issuable in the offer and the merger shall have been approved for listing on the New York Stock Exchange; and

     the minimum condition shall have been satisfied and Leucadia shall have exchanged shares of WilTel common stock for Leucadia common shares and CSRs in the offer as contemplated under the Merger Agreement.

TERMINATION OF THE MERGER AGREEMENT

    TERMINATION BY MUTUAL AGREEMENT

    Leucadia and WilTel may terminate the Merger Agreement at any time before the completion of the merger by mutual written consent.

    TERMINATION BY EITHER LEUCADIA OR WILTEL

    Either Leucadia or WilTel may terminate the Merger Agreement any time before the completion of the merger if:

     a governmental entity has enacted, issued or entered any law prohibiting (or making illegal) the offer or the merger, or any injunction, judgment, order, decree or ruling or taken any other action permanently enjoining or prohibiting the offer or the merger, and such action shall have become final and non-appealable, unless the governmental entity's taking of such final, non-appealable action was due to a failure by the party seeking to terminate the agreement to perform its obligations under the Merger Agreement;

     the offer expires without Leucadia having accepted for exchange any shares of WilTel common stock pursuant to the offer, unless the failure to accept shares is attributable to a failure by the party seeking to terminate the agreement to perform its obligations under the Merger Agreement; or

     the acceptance of shares of WilTel common stock for exchange pursuant to the offer has not occurred on or before January 15, 2004, unless the failure to accept shares of WilTel common stock for exchange pursuant to the offer is attributable to a failure by the party seeking to terminate the agreement to perform any of its obligation under the Merger Agreement.

    TERMINATION BY LEUCADIA

    We may terminate the Merger Agreement, at any time before the first date on which we accept any shares of WilTel common stock for exchange pursuant to the offer, if any of the following occurs:

     WilTel's board of directors has withdrawn or modified, in a manner adverse to Leucadia, its approval or recommendation of any of the transactions contemplated by the Merger Agreement;

     an event or change occurs that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on WilTel; or

     WilTel's representations and warranties set forth in the Merger Agreement that are qualified as to 'materiality' or material adverse effect are not true and correct, or those that are not so qualified are not true and correct in all material respects, as of the execution date of the Merger Agreement and as of the date of determination as if made on such date, or WilTel breaches or fails in any material respect to perform or comply with its obligations under the Merger Agreement, and such breach or failure cannot be cured or has not been cured within the time periods specified under the Merger Agreement.

    TERMINATION BY WILTEL

    WilTel may terminate the Merger Agreement before the date shares of WilTel common stock are first accepted for exchange pursuant to the offer, if:

     an event or change occurs that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Leucadia; or

     the representations and warranties of Leucadia set forth in the Merger Agreement that are qualified as to 'materiality' or material adverse effect are not true and correct, or those that are not so qualified are not true and correct in all material respects, as of the execution date of the Merger Agreement and as of the date of determination as if made on such date, or Leucadia or Merger Sub breaches or fails in any material respect to perform or comply with its obligations under the Merger Agreement, and such breach or failure cannot be cured or has not been cured within the time periods specified under the Merger Agreement.

EXPENSES

    The Merger Agreement provides that all expenses incurred in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are to be paid by the party incurring such expenses.

AMENDMENTS OR SUPPLEMENTS TO THE MERGER AGREEMENT

    The Merger Agreement may be amended or supplemented at any time before the completion of the merger, even after the Merger Agreement has been approved by WilTel stockholders. Unless applicable law requires that WilTel stockholders approve any subsequent amendment or change to the provisions of the Merger Agreement, such amendment or change may be effected by written agreement of WilTel and Leucadia by action taken by their respective boards of directors. Any action by WilTel's board of directors with respect to the amendment or termination of the Merger Agreement must be approved by a majority of the members of the Special Committee of the WilTel board of directors.

WAIVERS

    Before the completion of the merger, WilTel or Leucadia may, subject to applicable law, (i) waive any inaccuracies in the other party's representations and warranties; (ii) extend the time for the performance of any of the obligations or acts of the other party; or (iii) waive the other party's compliance with any provisions or pertinent conditions of the Merger Agreement. Any such action by WilTel must be approved by a majority of the members of the Special Committee of the WilTel board of directors.

             COMPARISON OF RIGHTS OF HOLDERS OF WILTEL COMMON STOCK
                     AND HOLDERS OF LEUCADIA COMMON SHARES

INTRODUCTION

    WilTel is incorporated under the laws of the State of Nevada and the rights of WilTel stockholders are governed by Nevada law and WilTel's articles of incorporation and by-laws. Leucadia is incorporated under the laws of the State of New York and the rights of Leucadia's shareholders are governed by New York law and Leucadia's certificate of incorporation and by-laws. If your shares of WilTel common stock are exchanged pursuant to the offer or subsequent merger into Leucadia common shares, your rights as a shareholder will change as a result of the differences between the respective governing documents of WilTel and Leucadia and differences between Nevada law and New York law. The following summary highlights material differences between the current rights of WilTel stockholders and Leucadia shareholders.

    This following comparison of the New York Business Corporation Law and Leucadia's certificate of incorporation and by-laws, on the one hand, with the Nevada Revised Statutes and WilTel's articles of incorporation and by-laws, on the other hand, is intended only to be a summary and not a comprehensive discussion of rights of either company's shareholders. Copies of our certificate of incorporation and by-laws and WilTel's articles of incorporation and by-laws have been filed with the SEC, and this summary is qualified in its entirety by reference to the specific provisions of these documents. See 'Where You Can Find More Information'.

AUTHORIZED SHARES; PREFERRED STOCK

    WILTEL

    WilTel's articles of incorporation authorize WilTel to issue 300,000,000 shares of capital stock consisting of 200,000,000 shares of common stock and 100,000,000 shares of preferred stock. Under Nevada law and WilTel's articles of incorporation, the board of directors has the right to issue preferred shares with the powers, rights and designations as it may so determine.

    LEUCADIA

    Leucadia's certificate of incorporation authorizes Leucadia to issue 156,000,000 shares of capital stock consisting of 150,000,000 common shares and 6,000,000 preferred shares. Under New York law and Leucadia's certificate of incorporation, the board of directors has the right to issue preferred shares with the powers, rights and designations as it may so determine.

VOTING OF STOCKHOLDERS; LIMITATIONS ON SHARE OWNERSHIP

    WILTEL

    Subject to applicable law and WilTel's articles of incorporation, each WilTel stockholder is entitled to one vote per share of WilTel common stock. In addition, WilTel's articles of incorporation generally restrict WilTel stockholders from becoming 5% stockholders (as defined in the articles of incorporation) or, if they already are 5% stockholders, from increasing their percentage stock ownership interest or transferring their interests unless such increase or transfer is approved by the board of directors.

    LEUCADIA

    Subject to applicable law and Leucadia's certificate of incorporation, each Leucadia shareholder is entitled to one vote per Leucadia common share. In addition, Leucadia's certificate of incorporation generally restricts Leucadia shareholders from becoming the owners of 5% of the outstanding Leucadia common shares or, if they already own 5% of the outstanding Leucadia common shares, from increasing their percentage ownership interest or transferring their interests unless such increase or transfer is approved by the board of directors.

ANNUAL MEETING; SPECIAL MEETINGS OF STOCKHOLDERS

    WILTEL

    Nevada law provides that stockholders meetings are to be held as directed by the corporation's by-laws and/or articles of incorporation. WilTel's articles of incorporation and bylaws provide that annual and special meetings of stockholders may be called only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors or by certain persons specified by the by-laws. WilTel's articles of incorporation explicitly deny any power its stockholders may have under Nevada law to call a special meeting or to act by written consent.

    WilTel's by-laws provide that, except as otherwise required by law or the articles of incorporation, a majority of the shares entitled to vote, present in person or represented by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum at a meeting of stockholders for the transaction of business.

    LEUCADIA

    New York law provides that shareholder meetings must be held annually and a special meeting of shareholders may be called by the board of directors or by persons authorized in the certificate of incorporation or the by-laws. Leucadia's by-laws provide that the board of directors may call special meetings of shareholders at any time.

    Leucadia's by-laws provide that, except as otherwise required by law, the certificate of incorporation or the by-laws, a majority of shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders (subject to class voting rights, if any).

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    WILTEL

    WilTel's by-laws provide that stockholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder's notice must be received by WilTel's corporate secretary:

     not less than 90 nor more than 120 days before the anniversary date of immediately preceding annual meeting, or if the annual meeting is called for a date that is not within 30 days before or after the immediately preceding annual meeting, not later than the close of business on the tenth day following the day on which notice of the annul meeting is mailed to the stockholders or public disclosure of the date of the annual meeting is first made.

    LEUCADIA

    Leucadia's by-laws provide that shareholders seeking to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice in writing. To be timely, a shareholder's notice must be received by Leucadia's corporate secretary:

     not less than 120 days before the first anniversary date of Leucadia's proxy statement in connection with the last annual meeting, or if no annual meeting was held in the previous year, not less than a reasonable time, as determined by the board of directors, before the date of the applicable annual meeting.

REMOVAL OF DIRECTORS; VACANCIES ON THE BOARD OF DIRECTORS

    WILTEL

    Under Nevada law and WilTel's articles of incorporation, a director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote, voting together as a single class.

    Under Nevada law and WilTel's by-laws, a vacancy on the board of directors may be filled by the affirmative vote of two-thirds of the remaining directors then in office. See 'Interests of Certain Persons in the Offer and Subsequent Merger -- Certain Agreements between Leucadia and WilTel' for a description of certain agreements between Leucadia and WilTel with respect to the WilTel board of directors. The Stockholders Agreement will terminate upon completion of the merger.

    LEUCADIA

    Under New York law, any director or the entire board of directors may be removed for cause by holders of a majority of the shares voting on the removal. Under New York law and Leucadia's by-laws, any director may be removed for cause by the affirmative vote of a majority of the directors present, provided a quorum (one-third of the directors) is present.

    Under New York law and Leucadia's by-laws, a vacancy on the board of directors, other than due to the removal of a director without cause, may be filled by a vote of the board of directors or if the number of directors then in office is less than a quorum, by vote of a majority of directors then in office. A vacancy created by the removal of a director without cause may be filled only by a vote of the shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    WILTEL

    Pursuant to its articles of incorporation and by-laws, WilTel shall indemnify its current or past directors or officers, to the fullest extent permitted by Nevada law, for expenses reasonably incurred in any civil, criminal or administrative proceeding. Nevada law and WilTel's by-laws permit indemnification only if such director or officer (1) is not liable, and (2) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

    LEUCADIA

    New York law generally permits a corporation to provide indemnification and advancement of expenses, by by-law provision, agreement or otherwise, against judgments, fines, expenses and amounts paid in settlement actually and reasonably incurred by the person in connection with a proceeding if the person acted in good faith and for a purpose he or she reasonably believed to be in or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

    Leucadia's by-laws provide for indemnification to the fullest extent permitted by law.

SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS

    WILTEL

    Under Nevada law, a business combination may be approved by the affirmative vote of holders of shares representing a majority of the outstanding voting power. A business combination is defined broadly to include a merger or consolidation, sale, lease, exchange or other disposition of corporation property exceeding threshold aggregate market values, or a dissolution of the corporation.


    In addition, WilTel's articles of incorporation provide that until the earlier of December 15, 2007 and the Expiration Date (as defined in the articles of incorporation), if a majority of the members of WilTel's board of directors are not Continuing Directors (as defined in the articles of incorporation), in addition to any approvals required by law, the prior approval of either (i) the holders of 75% of the issued and outstanding voting securities of WilTel, or
(ii) a vote of a majority of the Continuing Directors, will be required for the consummation of a Business Combination Transaction (as defined in the articles of incorporation), unless certain conditions are satisfied. If the offer is successfully consummated, this provision will no longer be applicable.

    LEUCADIA

    Under New York law, for corporations in existence on February 22, 1998, whose certificate of incorporation expressly provides, or for corporations formed after that date, the holders of a majority of the shares entitled to vote must approve a merger or consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation. In the case of all other corporations, like Leucadia, approval by the holders of two-thirds of the votes of all outstanding shares entitled to vote is required.

AMENDMENT OF GOVERNING DOCUMENTS

    WILTEL

    Under Nevada law, amendments to the articles of incorporation must be adopted in accordance with the following procedures:

     the board of directors must adopt a resolution setting forth the amendment and declaring its advisability;

     the board of directors must call a meeting, providing notice to each stockholder entitled to vote as to the meeting and the amendment to be considered; and

     unless the articles of incorporation provide otherwise, the amendment may be approved by the holders of a majority of the voting power entitled to vote on the amendment.

    WilTel's articles of incorporation provide that the affirmative vote of at least (a) 75% of the combined voting power of the then outstanding shares of WilTel common stock shall be required to amend or repeal the restriction regarding Business Combination Transaction, (b) 80% of the combined voting power shall be required to amend or repeal the provisions of the articles of incorporation granting the board of directors exclusive authority to call special meetings of stockholders and prohibiting stockholder action by written consent, (c) 66 2/3% of the combined voting power shall be required to amend or repeal the provisions of the articles of incorporation relating to the removal of directors in office, and (d) a majority of the shares of WilTel common stock shall be required to amend the other provisions of the articles of incorporation.

    Nevada law provides that, subject to any by-laws adopted by the stockholders, the board of directors may adopt the by-laws of the corporation. Nevada law is silent on the amendment or repeal of by-laws. WilTel's articles of incorporation and by-laws provide that, generally, by-laws may be adopted, altered, amended or repealed by a majority vote of the entire board of directors or the holders of outstanding common stock or preferred stock entitled to vote thereon. Any proposed alteration of certain provisions relating to stockholders meetings, director elections, or the amendment of WilTel's by-laws, however, must be approved by an affirmative vote of at least 80% of the entire board of directors or stockholders entitled to vote.

    LEUCADIA

    Under New York law, an amendment to the certificate of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote, provided that (1) provisions in the certificate of incorporation requiring a greater vote on a matter may be amended only with that greater vote and (2) the affirmative vote of a majority of the outstanding shares of classes of stock that would be adversely affected is required, in addition to the foregoing, in certain circumstances.

    Under New York law, the board of directors may amend by-laws if so authorized in the charter or a by-law adopted by the shareholders or the incorporators. Leucadia's by-laws authorize the board of directors to amend by-laws by a vote of the majority of directors present at a meeting at which a quorum is present. The shareholders of a New York corporation also have the power to amend by-laws, by majority vote of shares outstanding and entitled to vote in an election of directors.

STATE ANTI-TAKEOVER STATUTES

    WILTEL

    Nevada law includes two anti-takeover statutes:

     the combinations with interested stockholders statutes; and

     the acquisition of controlling interest statutes.

    WilTel has adopted provisions in its articles of incorporation to 'opt-out' of these combinations with interested stockholders statutes. Thus, the statutes are generally not applicable to business combinations involving WilTel.

    LEUCADIA

    New York law includes an anti-takeover statute that restricts the ability of a New York corporation to engage in a business combination with an interested shareholder for a period of five years following such interested shareholder's stock acquisition date. Under New York law, an interested shareholder is defined as the beneficial owner of 20% or more of the corporation's shares or an affiliate or associate of the corporation who has, within the previous five years, beneficially owned 20% or more of the corporation's then outstanding shares.

STOCK EXCHANGE LISTING

    WILTEL

    WilTel common stock is traded on NASDAQ under the symbol 'WTEL'.

    LEUCADIA

    Leucadia common shares are traded on the New York Stock Exchange and the Pacific Exchange, Inc. under the symbol 'LUK'.

                      WHERE YOU CAN FIND MORE INFORMATION

    Leucadia and WilTel file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports that Leucadia and WilTel file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

    Leucadia and WilTel's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov.

    We filed a registration statement on Form S-4 to register with the SEC the Leucadia common shares we will issue pursuant to the offer and the subsequent merger. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. We also filed with the SEC a tender offer statement on Schedule TO pursuant to the Exchange Act in connection with our offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.


    WilTel is required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 regarding the offer within ten business days from the date of the distribution of this prospectus and to disseminate this statement to WilTel stockholders. You may obtain a copy of the Schedule 14D-9 (and any amendments to that document) in the manner described above.


    Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement or otherwise filed with the SEC, reference is made to the copy so filed, and each statement shall be deemed qualified in its entirety by this reference.

    The following documents filed by us with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this prospectus:

        (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended,

        (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003,


        (3) Current Reports on Form 8-K filed on February 7, 2003, May 12, 2003, May 15, 2003, June 3, 2003, June 4, 2003, June 11, 2003, July 29, 2003,
    August 7, 2003, August 12, 2003, August 13, 2003, August 22, 2003,
    October 2, 2003, October 16, 2003, and October 30, 2003, and



        (4) The description of Leucadia common shares in the Registration Statement (No. 33-57054), including any amendment or report for the purpose of updating this description.


    The following documents filed by WilTel with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this prospectus:


        (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended,


        (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003, and

        (3) Current Reports on Form 8-K filed on February 3, 2003, May 15, 2003, June 25, 2003, and August 25, 2003.

    All documents filed by Leucadia and WilTel pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this prospectus to the date that the offer of Leucadia common shares pursuant to this prospectus is concluded (or the date that our offer is terminated) are also deemed to be incorporated by reference into this prospectus.

    We have supplied all information contained or incorporated by reference in this prospectus relating to us, and WilTel has supplied all such information relating to WilTel. Documents incorporated by reference are available from us without charge upon written or oral request of WilTel stockholders to the information agent for the proposed transaction, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Stockholders Call Toll-Free: (888) 750-5834, Banks and Brokers Call Collect: (212) 750-5833. Exhibits to these documents will only be furnished if they are specifically incorporated by reference in this document. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                                 LEGAL MATTERS


    The validity of the Leucadia common shares offered hereby will be passed upon for Leucadia by Weil, Gotshal & Manges LLP (members of which own approximately 120,000 Leucadia common shares).


                                    EXPERTS


    The financial statements of Leucadia and Olympus Re Holdings, Ltd. incorporated by reference in this prospectus and elsewhere in the registration statement by reference to Leucadia's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.



    The consolidated financial statements of Berkadia LLC and FINOVA Group Inc. appearing in Leucadia's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



    The financial statements of Jefferies Partners Opportunity Fund II, LLC, as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002, appearing in the December 31, 2002 Annual Report on Form 10K/A of Leucadia, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.



    The consolidated financial statements of WilTel appearing in WilTel's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                                 MISCELLANEOUS

    The offer is being made solely by this prospectus and the related letter of transmittal and is being made to holders of all outstanding shares of WilTel common stock. We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after making a good faith effort, we cannot comply with that state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction. No person has been authorized to give any information or make any representation on behalf of Leucadia not contained in this prospectus or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                         LEUCADIA NATIONAL CORPORATION,
                           WRANGLER ACQUISITION CORP.
                                      AND
                       WILTEL COMMUNICATIONS GROUP, INC.

                          DATED AS OF AUGUST 21, 2003
--------------------------------------------------------------------------------

ARTICLE I -- THE OFFER.                                                       A-1
     1.1       The Offer...................................................   A-1
     1.2       Company Actions.............................................   A-4
     1.3       Stockholder Meeting.........................................   A-5

ARTICLE II -- THE MERGER...................................................   A-5

     2.1       The Merger..................................................   A-5
     2.2       Closing.....................................................   A-5
     2.3       Effective Time..............................................   A-5
     2.4       Effects of the Merger.......................................   A-6
     2.5       Articles of Incorporation and By-laws of the Surviving         A-6
                 Corporation...............................................
     2.6       Directors and Officers of the Surviving Corporation.........   A-6
     2.7       Conversion of Securities....................................   A-6
     2.8       Exchange of Certificates....................................   A-6
     2.9       Appraisal Rights............................................   A-9
     2.10      Exchange Ratio..............................................   A-9
     2.11      CSRs........................................................  A-10

ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............  A-13

     3.1       Organization................................................  A-13
     3.2       Capitalization..............................................  A-13
     3.3       Authority...................................................  A-13
     3.4       Consents and Approvals; No Violations.......................  A-14
     3.5       SEC Documents; Undisclosed Liabilities......................  A-15
     3.6       Absence of Certain Changes or Events........................  A-15
     3.7       Schedule 14D-9; Offer Documents; and Proxy Statement........  A-15
     3.8       Tax Matters.................................................  A-16
     3.9       Opinion of Financial Advisor................................  A-16
     3.10      Finders or Brokers..........................................  A-16

ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB......  A-16

     4.1       Organization................................................  A-16
     4.2       Authority...................................................  A-16
     4.3       Consents and Approvals; No Violations.......................  A-17
     4.4       Offer Documents; Schedule 14D-9; Proxy Statement............  A-17
     4.5       Capitalization..............................................  A-18
     4.6       Parent Common Stock.........................................  A-18
     4.7       SEC Documents; Undisclosed Liabilities......................  A-18
     4.8       Absence of Certain Changes or Events........................  A-18
     4.9       Tax Matters.................................................  A-18
     4.10      Ownership and Operations of Merger Sub......................  A-18
     4.11      Finders or Brokers..........................................  A-19

ARTICLE V -- ADDITIONAL COVENANTS AND AGREEMENTS...........................  A-19
     5.1       Conduct of Business.........................................  A-19
     5.2       Recommendation..............................................  A-20
     5.3       Reasonable Best Efforts.....................................  A-21
     5.4       Public Announcements........................................  A-22
     5.5       Access; Confidentiality.....................................  A-22
     5.6       Notification of Certain Matters.............................  A-22
     5.7       Director and Officer Indemnification........................  A-23
     5.8       Securityholder Litigation...................................  A-23
     5.9       Offer Documents; Schedule 14D-9; Proxy Statement............  A-23
     5.10      Other Offers................................................  A-23
     5.11      Rule 16b-3..................................................  A-25

     5.12      Tax Matters.................................................  A-25

Article VI -- CONDITIONS TO THE MERGER.....................................  A-25
     6.1       Conditions to Each Party's Obligation to Effect the
                 Merger....................................................  A-25

ARTICLE VII -- TERMINATION.................................................  A-25

     7.1       Termination.................................................  A-25
     7.2       Effect of Termination.......................................  A-27
     7.3       Expenses....................................................  A-27

ARTICLE VIII -- MISCELLANEOUS..............................................  A-27

     8.1       No Survival of Representations and Warranties; etc..........  A-27
     8.2       Amendment or Supplement.....................................  A-27
     8.3       Extension of Time, Waiver, Etc..............................  A-28
     8.4       Assignment; Binding Effect..................................  A-28
     8.5       Counterparts; Effectiveness.................................  A-28
     8.6       Entire Agreement; No Third-Party Beneficiaries..............  A-28
     8.7       Governing Law; Enforcement; Jurisdiction; Waiver of Jury
                 Trial.....................................................  A-28
     8.8       Notices.....................................................  A-29
     8.9       Severability................................................  A-29
     8.10      Headings....................................................  A-29
     8.11      Definitions; Construction...................................  A-29

ANNEX A -- Conditions to the Offer

    AGREEMENT AND PLAN OF MERGER (this 'Agreement'), dated as of August 21, 2003 (the 'Execution Date'), among LEUCADIA NATIONAL CORPORATION, a New York corporation ('Parent'), WRANGLER ACQUISITION CORP., a Nevada corporation and wholly owned subsidiary of Parent ('Merger Sub'), and WILTEL COMMUNICATIONS GROUP, INC., a Nevada corporation (the 'Company'). Certain terms used in this Agreement are used as defined in Section 8.11.

    WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each deems it advisable that Parent acquire the Company on the terms and subject to the conditions provided for in this Agreement;

    WHEREAS, in furtherance thereof it is proposed that such acquisition be accomplished by (a) Parent commencing an exchange offer to acquire all of the shares of common stock, $.01 par value, of the Company ('Company Common Stock') issued and outstanding (each, a 'Share' and, collectively, the 'Shares') that are not beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the 'Exchange Act')) by Parent (each, a 'Public Share' and, collectively, the 'Public Shares'), in which exchange offer each Public Share validly tendered and not properly withdrawn would be exchanged for
(i) 0.4242 (such exchange ratio, or any greater exchange ratio, per Public Share paid pursuant to the Offer being hereinafter referred to as the 'Exchange Ratio') of a common share, $1.00 par value, of Parent ('Parent Common Stock') (such amount of shares, or any greater amount of shares, of Parent Common Stock paid per Public Share pursuant to the Offer being hereinafter referred to as the 'Base Offer Consideration') and (ii) one Contingent Sale Right having the terms described in Section 2.11 hereof (as it may be amended in accordance with this Agreement, a 'CSR' and, together with the Base Offer Consideration, the 'Offer Consideration'), in each case, subject to any required withholding of taxes, on the terms and subject to the conditions provided for in this Agreement (such exchange offer, as it may be amended from time to time as permitted by this Agreement, the 'Offer'), and (b) following the consummation of the Offer, the merger of Merger Sub with and into the Company, with the Company being the surviving corporation, in accordance with the Nevada Revised Statutes (the 'NRS'), pursuant to which Shares (other than certain shares as provided in
Section 2.7(b) hereof) will be converted into the right to receive the Offer Consideration, subject to any required withholding of taxes, on the terms and subject to the conditions provided for in this Agreement (the 'Merger');

    WHEREAS, for federal income tax purposes, it is intended that the Offer and the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the 'Code'); and

    WHEREAS, the respective Boards of Directors of Parent (on its own behalf and as the sole stockholder of Merger Sub), Merger Sub and the Company have each adopted this Agreement and approved the Offer and the Merger.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I
                                   THE OFFER

    1.1 The Offer.

    (a) Provided that (i) none of the events or circumstances set forth in paragraphs (a) through (f) of Annex A hereto shall have occurred and be existing (and shall not have been waived by Parent) and (ii) the Company shall have complied with its obligations under Section 1.2 hereof, Parent shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the Execution Date, but in no event later than 10 business days after the Execution Date.

    (b) The obligation of Parent to accept for exchange, and to exchange the Offer Consideration for, Public Shares tendered pursuant to the Offer shall be subject only (i) to the satisfaction of the condition that at the expiration of the Offer there be validly tendered in accordance with the terms of the Offer (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn that number of Public Shares which represents more than 50% of the Public Shares then outstanding, subject to Section 1.1(g) hereof the 'Minimum Condition'), and (ii) to the satisfaction (or waiver by Parent) of the other conditions set forth in Annex A hereto. Parent expressly reserves the right to waive any of such conditions (other than the Minimum Condition and the condition set forth in clause (vi) of the second paragraph of Annex A hereto), to increase the consideration per Public Share payable in the Offer and to make any other changes in the terms of the Offer; provided, however, that no change may be made without the prior written consent of the Company which decreases the Exchange Ratio for the Offer from that set forth in the second 'Whereas' clause hereof (or decreases the number of shares of Parent Common Stock issuable pursuant to the CSRs), changes the form of consideration to be paid in the Offer, reduces the maximum number of Shares sought to be acquired in the Offer, imposes conditions to the Offer in addition to the conditions set forth in Annex A hereto, waives the Minimum Condition or the condition set forth in clause (vi) of the second paragraph of Annex A hereto, or modifies or amends any of the conditions set forth in Annex A hereto or makes other changes in the terms of the Offer that are in any manner adverse to the holders of Public Shares or, except as provided below, extends the expiration date of the Offer. Notwithstanding the foregoing, Parent may (A) extend the Offer beyond the initial scheduled expiration date, which shall be 20 business days following the date of commencement of the Offer, or any subsequent scheduled expiration date, if, at the scheduled expiration of the Offer, any of the conditions to Parent's obligation to accept for exchange, and to exchange the Offer Consideration for, Public Shares tendered shall not be satisfied or, to the extent permitted by this Agreement, waived, subject, however, to the parties' respective rights to terminate this Agreement pursuant to Section 7.1, and (B) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the 'SEC') or the staff thereof applicable to the Offer. Each extension of the Offer pursuant to clause (A) of the preceding sentence shall not exceed the lesser of ten business days (or such longer period as the Company and Parent may agree in writing in any particular instance) or such fewer number of days that Parent reasonably believes are necessary to cause the conditions of the Offer set forth in Annex A hereto to be satisfied. In addition, if, at the expiration date of the Offer, all of the conditions to the Offer have been satisfied (or, to the extent permitted by this Agreement, waived by Parent) but the number of Public Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with Shares, if any, then beneficially owned by Parent, constitutes less than 90% of the Shares then outstanding, without the consent of the Company, Parent shall (subject to applicable law) have the right to provide for a 'subsequent offering period' (as contemplated by Rule 14d-11 under the Exchange Act) for up to 20 business days after Parent's acceptance for exchange of the Public Shares then tendered and not withdrawn pursuant to the Offer, in which event Parent shall (I) give the required notice of such subsequent offering period and (II) immediately accept for exchange, and promptly exchange the Offer Consideration for, all Public Shares tendered and not withdrawn as of such expiration date.

    (c) Subject to the terms of the Offer and this Agreement and the satisfaction or earlier waiver of all the conditions of the Offer set forth in Annex A hereto as of any expiration date of the Offer, Parent shall accept for exchange, and exchange the Offer Consideration (subject to any required withholding of taxes) for, all Public Shares validly tendered and not withdrawn pursuant to the Offer promptly after it is permitted to do so under applicable law.

    (d) Notwithstanding anything to the contrary set forth herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Offer, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to any such fractional share interest and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, each tendering stockholder who would otherwise be entitled to a fractional share of Parent

Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would have been received by such stockholder) will be entitled to receive an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent (as hereinafter defined), on behalf of such holders, of the aggregated fractional shares of Parent Common Stock issued pursuant to this paragraph. Promptly following the Purchase Date, (i) the Exchange Agent shall determine the total amount of the fractional shares of Parent Common Stock to which all such tendering stockholders would otherwise be entitled, and aggregate the same into whole shares of Parent Common Stock (rounded up to the nearest whole share), (ii) Parent shall issue such whole shares of Parent Common Stock to the Exchange Agent, as agent for such tendering stockholders, and (iii) the Exchange Agent shall sell such shares of Parent Common Stock at the then prevailing prices on the New York Stock Exchange through one or more member firms of the New York Stock Exchange (which sales shall be executed in round lots to the extent practicable). Until the net proceeds of such sales have been distributed to such tendering stockholders, the Exchange Agent will hold such proceeds in trust for such holders. Promptly after the determination of the amount of cash to be paid to such holders in lieu of any fractional interests in Parent Common Stock, the Exchange Agent shall pay such amounts to such holders (subject to any required withholding of taxes).

    (e) The Company agrees that no Shares held by the Company or any of its subsidiaries will be tendered to Parent pursuant to the Offer.

    (f) As promptly as practicable on the date of commencement of the Offer, Parent shall file with the SEC (i) a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the 'Schedule TO') and (ii) a registration statement on Form S-4 to register, under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the 'Securities Act'), the offer and sale of Parent Common Stock pursuant to the Offer and the Merger (together with all amendments, supplements and exhibits thereto, the 'Registration Statement'). The Registration Statement shall include a prospectus (the 'Prospectus') containing the information required under Rule 14d-4(b) promulgated under the Exchange Act. The Schedule TO shall include or contain as an exhibit an offer to exchange and form of the related letter of transmittal and all other ancillary Offer documents (collectively with the Prospectus, and together with all amendments, supplements and exhibits thereto and to the Prospectus, the 'Offer Documents'). Parent shall cause the Offer Documents to be disseminated to the holders of the Public Shares as and to the extent required by applicable federal securities laws. Parent, on the one hand, and the Company, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall be or shall have become false or misleading in any material respect, and Parent shall cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of the Public Shares, in each case, as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents before they are filed with the SEC and disseminated to holders of Public Shares. In addition, Parent agrees to provide the Company and its counsel with any comments, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, to consult with the Company and its counsel prior to responding to any such comments and to provide the Company with copies of all such responses, whether written or oral. Following the time the Registration Statement is declared effective, Parent shall file the final prospectus included therein under Rule 424(b) promulgated pursuant to the Securities Act.

    (g) If none of the Shares held by the securities holder channeling fund established in connection with Second Amended and Restated Joint Plan of Reorganization of Williams Communications Group, Inc. and CG Austria Inc. are validly tendered in accordance with the terms of the Offer and not withdrawn at the expiration of the Offer, then the Shares in such fund shall be deemed not outstanding for purposes of the Minimum Condition.

    1.2 Company Actions.

    (a) The Company hereby represents and warrants that the Company's Board of Directors, at a meeting duly called and held, has (i) adopted this Agreement and approved the Transactions, including the Offer and the Merger, and
(ii) resolved (subject to Section 5.2 hereof) to recommend that holders of Public Shares accept the Offer, tender their Public Shares to Parent pursuant thereto and approve this Agreement. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company's Board of Directors described in the immediately preceding sentence. The Company hereby further represents and warrants that (A) the Board of Directors of the Company has received the opinion of JPMorgan, dated the Execution Date, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair to such holders from a financial point of view (the 'Fairness Opinion') and (B) the Company has been authorized by JPMorgan to permit the inclusion of the Fairness Opinion and/or references thereto in the Offer Documents, the Schedule 14D-9 and any Proxy Statement, subject to prior review and consent by JPMorgan (such consent not to be unreasonably withheld or delayed).

    (b) As promptly as practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the 'Schedule 14D-9') which shall contain the recommendation of the Board of Directors of the Company referred to in Section 1.2(a). The Company shall cause the Schedule 14D-9 to be disseminated to holders of the Public Shares as and to the extent required by applicable federal securities laws. The Company, on the one hand, and Parent, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall be or shall have become false or misleading in any material respect, and the Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Public Shares, in each case, as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the
Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Public Shares. In addition, the Company agrees to provide Parent and its counsel with any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the
Schedule 14D-9 promptly after the receipt of such comments, to consult with Parent and its counsel prior to responding to any such comments and to provide Parent with copies of all such responses, whether written or oral.

    (c) The Company agrees (i) to promptly upon Parent's request provide all information about the Company required to be disclosed in the Offer Documents,
(ii) to promptly deliver to Parent a duly executed consent of the Company's accountants to allow Parent to include in the Registration Statement the Company's financial statements and such accountants' report thereon, (iii) that all information provided by the Company for inclusion or incorporation by reference in the Offer Documents will not (at the respective times such materials, or any amendments or supplements thereto, are filed with the SEC, first published, sent or given to stockholders of the Company, the Offer expires or shares of Parent Common Stock are delivered in connection with the Offer, or at the Effective Time, as the case may be) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iv) to promptly correct any information provided by the Company for the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

    (d) The Company shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish Parent with such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Parent or its agents may reasonably require in communicating the Offer to the record and beneficial holders of Shares.

    1.3 Stockholder Meeting.

    (a) As promptly as practicable following the acquisition of Public Shares pursuant to the Offer, if required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law and the Company's articles of incorporation and by-laws:

        (i) duly call, give notice of, convene and hold a meeting of the Company's stockholders for the purposes of considering and taking action upon the approval of this Agreement (the 'Company Shareholders Meeting'); and

        (ii) in consultation with Parent, prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and obtain and furnish the information required by the SEC to be included therein and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (together with all amendments, supplements and exhibits thereto, the 'Proxy Statement') to be mailed to the Company's stockholders at the earliest practicable date; provided that no amendments or supplements to the Proxy Statement shall be made by the Company without consultation with Parent. Parent shall provide the Company with such information with respect to Parent and its directors and officers as shall be required to be included in the Proxy Statement.

    (b) Notwithstanding the provisions of Section 1.3(a), in the event that Parent and its subsidiaries shall acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties hereto shall, subject to Article VI hereof, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with
Section 92A.180 of the NRS.

    (c) Parent shall vote, or cause to be voted, all of the Shares acquired in the Offer or otherwise then owned by it or any of its subsidiaries in favor of the approval of this Agreement.

                                   ARTICLE II
                                   THE MERGER

    2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Chapter 92A of the NRS, at the Effective Time Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the 'Surviving Corporation').

    2.2 Closing. The closing of the Merger (the 'Closing') shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties, which date shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing is held is herein referred to as the 'Closing Date'. The Closing will be held at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, unless another place is agreed to by the parties hereto.

    2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties shall file with the Secretary of State of the State of Nevada articles of merger pursuant to the applicable provisions of the NRS (the 'Certificate of Merger'), executed in accordance with the relevant provisions of the NRS, and shall make all other filings or recordings required under the NRS in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the parties hereto and specified in the

Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the 'Effective Time').

    2.4 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    At the Effective Time, each of (i) the Stockholders Rights and Co-Sale Agreement, dated as of October 15, 2002, between Parent and the Company and
(ii) the Stockholders Agreement (as hereinafter defined) shall terminate and be of no further force or effect.

    2.5 Articles of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, (a) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and such articles of incorporation, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law and such by-laws.

    2.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub and the officers of the Company, respectively, immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

    2.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:

        (a) Each then issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $.0l par value, of the Surviving Corporation.

        (b) Any Shares that are owned by the Company as treasury stock, and all Shares owned by Parent or any subsidiary of Parent, shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

        (c) Each issued and outstanding Share (other than (i) Shares to be canceled in accordance with Section 2.7(b) and (ii) any Dissenting Shares (as hereinafter defined)), shall be converted into the right to receive
    (A) one CSR and (B) the Exchange Ratio of a share of Parent Common Stock, issuable to the holder thereof upon surrender, in the manner provided in this Agreement, of the certificate formerly representing such Share, without interest (the 'Merger Consideration'). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Shares (each, a 'Certificate') shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.8(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.8(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.8(b), without interest.

    2.8 Exchange of Certificates.

    (a) Exchange Agent. As of the Effective Time, Parent shall deposit with American Stock Transfer & Trust Company or such other bank or trust company as may be designated by Parent (the 'Exchange Agent'), for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.7 in exchange for shares of Company Common Stock (such shares of Parent Common Stock, together with any dividends or other distributions with respect thereto with a record date after the Effective Time and any cash payments in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the 'Exchange Fund'). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent.

    (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.7(c), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and shall have such other provisions as Parent may specify) and
(ii) instructions for use in surrendering the Certificates in exchange for certificates representing the Merger Consideration, any dividends or other distributions to which holders of Certificates are entitled pursuant to
Section 2.8(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.8(e). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all the shares of Company Common Stock held by such holder under all such Certificates so surrendered, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.8(c) and (C) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.8(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.8(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to
Section 2.8(e). No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to Section 2.8(c) or (e).

    (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.8(e), in each case until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Following surrender of any Certificate, there shall be paid to the record holder thereof the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of cash payable in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.8(e) and the amount of dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and paid with respect to Parent Common Stock prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

    (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.8(c) and cash paid in lieu of any fractional shares pursuant to Section 2.8(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of
Section 2.8(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

    (e) No Fractional Shares. Notwithstanding anything to the contrary set forth herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, no dividends or other distributions with respect to Parent Common Stock shall be payable on or with respect to any such fractional share interest and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, each former holder of shares of Company Common Stock who would otherwise have been entitled to such a fractional share interest (after aggregating all fractional shares of Parent Common Stock that otherwise would have been received by such holder) will be entitled to receive an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of such holders, of the aggregated fractional shares of Parent Common Stock issued pursuant to this paragraph. Promptly following the Effective Time, (i) the Exchange Agent shall determine the total amount of the fractional shares of Parent Common Stock to which all such former Company stockholders would otherwise be entitled, and aggregate the same into whole shares of Parent Common Stock (rounded up to the nearest whole share), (ii) Parent shall issue such whole shares of Parent Common Stock to the Exchange Agent, as agent for such former stockholders, and (iii) the Exchange Agent shall sell such shares of Parent Common Stock at the then prevailing prices on the New York Stock Exchange through one or more member firms of the New York Stock Exchange (which sales shall be executed in round lots to the extent practicable). Until the net proceeds of such sales have been distributed to such former stockholders, the Exchange Agent will hold such proceeds in trust for such holders. Promptly after the determination of the amount of cash to be paid to such former stockholders in lieu of any fractional interests in Parent Common Stock, the Exchange Agent shall pay such amounts to such former stockholders (subject to any required withholding of taxes).

    (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any dividends or other distributions with respect to shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration (and dividends or other distributions payable pursuant to Section 2.8(c) and cash payable in lieu of fractional shares pursuant to Section 2.8(e)) would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration (and dividends or other distributions payable pursuant to Section 2.8(c) and cash payable in lieu of fractional shares pursuant to
Section 2.8(e)) in respect thereof shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

    (g) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of any CSRs or any shares of Parent Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of Parent

Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.8(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holder would be entitled pursuant to Section 2.8(e), in each case pursuant to this Agreement.

    (i) Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the Exchange Agent will be treated as though it withheld from the type of consideration from which withholding is required an appropriate amount otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock in order to provide for such withholding obligation. If withholding is required from shares of Parent Common Stock, the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

    2.9 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if appraisal rights are available under Section 92A.380 of the NRS in respect of the Merger, then Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have demanded and perfected their demands for appraisal of such Shares in the time and manner provided in Sections 92A.300 through 92A.500 (inclusive) of the NRS and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the NRS (the 'Dissenting Shares'), shall not be converted as described in Section 2.7(c) hereof, but shall, by virtue of the Merger, be entitled to only such rights as are granted by Section 92A.380 of the NRS; provided, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the NRS, such holder's Shares shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 2.7(c), into the right to receive the Merger Consideration, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the NRS and received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NRS. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any funds paid to holders of Dissenting Shares shall be paid solely out of the assets of the Surviving Corporation and Parent shall not contribute funds to Merger Sub or the Surviving Corporation to fund payments to holders of Dissenting Shares, assume the Surviving Corporation's obligation to make such payment, or otherwise reimburse the Surviving Corporation, directly or indirectly, for such payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to
Section 2.8 to pay for Shares for which appraisal rights have been perfected shall be returned to Parent upon demand.

    2.10 Exchange Ratio. Notwithstanding anything to the contrary, if between the Execution Date and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

    2.11 CSRs.

    (a) Subject to the terms and conditions of this Agreement, the consideration payable by Parent per share of Company Common Stock in the Offer and Merger will include one CSR. As described in greater detail below, the purpose of the CSRs is to give Company stockholders who participate in the Offer and Merger the opportunity to receive additional Parent Common Stock in connection with any Sale of the Company (as hereinafter defined) consummated after the Effective Time and on or before the Maturity Date (as hereinafter defined) in which Parent or its subsidiaries receive Net Proceeds (as hereinafter defined) in excess of the Deal Price (as hereinafter defined).

    (b) The CSRs will be uncertificated contract rights and will be non-assignable and non-transferable by any holder thereof, except as required by any applicable community property laws or laws of descent and distribution.

    (c) The CSRs will become effective at the Effective Time and will mature at 11:59 p.m. New York City time on the earlier of (i) the date, if any, on which a Sale of the Company for Net Proceeds in excess of the Deal Price is consummated and (ii) October 15, 2004, provided that if after the Effective Time and prior to the first anniversary of the Execution Date Parent or the Surviving Corporation shall have entered into a definitive agreement with an unaffiliated third party providing for a Sale of the Company (a 'Sale Contract'), the date in this clause (ii) shall be the later of (A) October 15, 2004 and (B) the earlier of (x) the date the Sale of the Company pursuant to such Sale Contract is consummated and (y) the date such Sale of the Company is abandoned (the earlier of (i) and (ii) being the 'Maturity Date').

    For purposes of the CSRs, 'Sale of the Company' means the occurrence of any of the following events: (i) a sale by the Surviving Corporation of all or substantially all of the assets of the Surviving Corporation and its subsidiaries to another entity (other than Parent or one or more of its subsidiaries ('Permitted Holders')), including any such sale of assets to a Permitted Holder that is done as part of a related sale of such assets to an entity that is not a Permitted Holder; (ii) any 'person' or 'group', other than Permitted Holders, is or becomes the 'beneficial owner', directly or indirectly, of more than 50% of the issued and outstanding shares of capital stock of the Surviving Corporation having general voting power under ordinary circumstances ('Voting Stock'); or (iii) the Surviving Corporation consolidates with, or merges with or into, another Person (other than a Permitted Holder), other than any such transaction where (A) the outstanding Voting Stock of the Surviving Corporation is converted into or exchanged for voting securities of the surviving entity and (B) immediately after such transaction Permitted Holders are the 'beneficial owners', directly or indirectly, of more than 50% of the total voting power of the surviving entity. For purposes of this definition, the term 'beneficial owner' is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act and the terms 'person' or 'group' are used as such terms are used in Section 13(d) and 14(d) of the Exchange Act. For the avoidance of doubt, only the consummation of the transactions described above in this definition shall constitute a 'Sale of the Company' and neither any discussions, negotiations or preparations, nor entering into any agreement, relating to any such transaction shall be deemed a 'Sale of the Company'.

    (d) If there is consummated after the Effective Time and on or before the Maturity Date a Sale of the Company for Net Proceeds in excess of the Deal Price, then, following the Maturity Date, Parent will issue for each CSR that number of whole shares of Parent Common Stock (after aggregating all CSRs held by the holder thereof) determined under the following formula (calculated to the fourth decimal point) and paragraphs (e) and (f) of this Section 2.11:

             Sale Profit
             -----------   divided by Parent Price
              50,000,000

          provided, however, that in no event shall more than a total of the Cap Number (as hereinafter defined) of shares of Parent Common Stock be issuable in respect of all CSRs in the aggregate, and the number of shares of Parent Common Stock issuable to each

          CSR holder shall be reduced pro rata to the extent necessary to give effect to this limitation where,

        'Sale Profit' means the amount of Net Proceeds in excess of the Deal Price;

        'Net Proceeds' means the US$ amount (expressed as a whole number) of aggregate proceeds (with any non-cash proceeds to be valued at their fair market value as determined in good faith by the Board of Directors of Parent) received by Parent, the Surviving Corporation or any of their subsidiaries in respect of a Sale of the Company consummated after the Effective Time and on or before the Maturity Date, plus the fair market value (to be determined in good faith by the Board of Directors of Parent) of any assets of the Surviving Corporation or its subsidiaries retained by Parent upon consummation of such Sale of the Company, net of (i) the costs relating to such transaction (including, without limitation, regulatory filing fees, legal, accounting and investment banking fees, and brokerage and sales commissions), (ii) taxes paid or payable as a result of such transaction, (iii) amounts required to be applied to the repayment of principal, premium (if any) and interest on any indebtedness required to be paid as a result of such transaction, (iv) deduction of appropriate amounts to be provided as a reserve in accordance with GAAP against any liabilities associated with such transaction (including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction) and (v) all liabilities of the Surviving Corporation or its subsidiaries that are retained by Parent or any of its subsidiaries following consummation of such transaction;

        'Deal Price' equals (A) 800,000,000, plus (B) the aggregate US$ amount (expressed as a whole number) of contributions to capital and other investments made by Parent or any of its affiliates (other than the Surviving Corporation and its subsidiaries) in, and expenditures funded by Parent or any of its affiliates (other than the Surviving Corporation and its subsidiaries) in support of, the Surviving Corporation or its subsidiaries after the Effective Time and prior to the Maturity Date, minus
    (C) the aggregate US$ amount (expressed as a whole number) of dividends paid by the Surviving Corporation to Parent after the Effective Time and prior to the Maturity Date, plus (D) an amount equal to notional interest on the excess, if any, of (i) the amounts described in clause (B) above over
    (ii) the amount described in clause (C) above, at a rate per annum of 8%, determined based on the number of days elapsed from the Closing Date to the Maturity Date and a 360-day year;

        'Parent Price' equals 37.72, reduced to reflect the amount (if any) of cash dividends per share of Parent Common Stock paid (or with a record date) between the Execution Date and the Maturity Date in excess of Parent's regular $0.25 per share annual dividend; and

        'Cap Number' means the lesser of (A) 11,000,000 and (B) the number of shares of Parent Common Stock issued by Parent in the Offer and the Merger (excluding consideration paid to holders of Dissenting Shares) minus one.

    (e) If, on the Maturity Date, Net Proceeds are equal to or less than the Deal Price, the CSRs shall automatically terminate and no consideration shall be deliverable in respect thereof. If, on the Maturity Date, the amount determined pursuant to the formula in Section 2.11(d) above is greater than zero, Parent will thereafter issue to each CSR holder the number of whole shares of Parent Common Stock to which such holder is entitled as herein described (rounded down to the nearest whole share, after aggregating all CSRs held by such holder), and the CSRs shall be automatically cancelled.

    (f) Notwithstanding anything to the contrary, if between the Effective Time and the Maturity Date the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then the number of and kind of shares issuable in respect of the CSRs shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

    (g) If shares of Parent Common Stock become issuable under the CSRs, Parent will determine the amount required under applicable tax laws to be treated as interest income, and may, at its option, issue two stock certificates to each holder of CSRs, one certificate in respect of the shares treated as interest and the other certificate in respect of the remaining shares; provided, however, that in no event will Leucadia issue any fractional share interests.

    (h) All computations and determinations relating to the CSRs shall be made by Parent in good faith. Promptly after the Maturity Date, Parent shall notify holders of CSRs in writing (which notification may be made through a press release which will be attached to a submission that is made publicly available on the SEC's EDGAR system) of Parent's determination as to (i) whether a Sale of the Company occurred after the Effective Time and on or before the Maturity Date, (ii) the amount of any Net Proceeds received in respect thereof,
(iii) the amount (if any) of any resulting Sale Profit, and (iv) the number of shares of Parent Common Stock (if any) due and payable to CSR holders under this Agreement ((i) through (iv) collectively, the 'Relevant Determinations'). Following such notice, CSR holders shall have 180 days to communicate to Parent in writing any objections to Parent's determination of the Relevant Determinations; provided that a CSR holder may object to Parent's determinations only (A) on the basis that Parent's determinations, including determinations regarding fair market value in the definition of 'Net Proceeds' being made in good faith, were not made in accordance with this Agreement, (B) to the extent that if such holder's objection was upheld, Parent would be required to issue an aggregate of at least 25,000 more shares of Parent Common Stock in respect of the CSRs than would be issuable according to Parent's determinations and (C) if the bases for such holder's objection are specified in writing and in reasonable detail (an 'Objection Notice'). If Parent receives one or more Objection Notices, then Parent and the CSR holders who delivered such Objection Notice shall discuss the objections set forth therein in good faith and Parent agrees, and each CSR holder, by accepting a CSR agrees, to use all reasonable efforts to ensure that any final resolution of such objections will be applicable to, and binding on, all CSR holders (and not only those CSR holders who objected to Parent's determinations). If shares are issued or other amounts are paid in settlement of one or more Objection Notices, then all objecting and non-objecting CSR holders shall, to the extent practicable, be treated equally by Parent and receive the same amount and form of consideration as the objecting CSR holders, based on and in proportion to the number of CSRs held by each such holder. If any such objections are not resolved by the date that is 270 days after the Maturity Date, then Parent and the CSR holders shall submit the matter to an Agreed Court for resolution through appropriate proceedings, provided that Parent and such holders shall use all reasonable efforts to ensure that such proceedings are conducted as a class action such that any final resolution in such proceedings will be applicable to, and binding on, all CSR holders (and not only those CSR holders who objected to Parent's determinations), provided further that, if class action status is not available for such proceedings, Parent agrees, and each CSR holder, by accepting a CSR agrees, to use all reasonable efforts to ensure that any final resolution in such proceedings will be applicable to, and binding on, all CSR holders (and not only those CSR holders who objected to Parent's determinations). By accepting a CSR, each CSR holder irrevocably waives any rights to trial by jury in any legal proceeding related to the CSRs.

    (i) The holder of a CSR will not be entitled to any of the rights of a stockholder in Parent (including, without limitation, voting and dividend rights).

    (j) No dividends or other distributions with respect to Parent Common Stock with a record date before the Maturity Date will be paid in respect of, and no interest will be paid or will accrue on, any shares of Parent Common Stock issuable in respect of CSRs. None of Parent or any of its subsidiaries shall be liable to any person in respect of any shares of Parent Common Stock issuable in respect of CSRs delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (k) Notwithstanding anything to the contrary, Parent shall be free to conduct its business (including, without limitation, all decisions relating to whether, when, how and for what consideration to dispose of any assets) as it in its sole discretion shall determine.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub as follows:

    3.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company has heretofore made available to Parent a complete and correct copy of its articles of incorporation and by-laws as amended to date (the 'Company Charter Documents'). The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company ('Company Material Adverse Effect'). For purposes of this Agreement, the term 'Material Adverse Effect' shall mean, with respect to any party, a state of facts, effect, event or change which has or would reasonably be expected to have a material adverse effect on the business, properties, net assets, results of operations or financial condition of such party and its subsidiaries taken as a whole.

    3.2 Capitalization. The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, $.01 par value ('Company Preferred Stock'). At the close of business on the Execution Date, there were 50,000,000 Shares issued and outstanding (of which no Shares are held by the Company in its treasury and no Shares are held by any subsidiary of the Company) and no shares of Company Preferred Stock issued and outstanding. All Shares have been duly authorized and validly issued and are fully paid and nonassessable. Since the Execution Date, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests. Except as set forth above in this Section 3.2, as of the Execution Date there are not, and as of the Effective Time there will not be, any shares of capital stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Common Stock.

    3.3 Authority.

    (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval of its stockholders to the adoption of this Agreement as contemplated by Section 1.3 (to the extent required by the NRS), to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors and, except for obtaining the approval of its stockholders to the adoption of this Agreement as contemplated by Section 1.3 (to the extent required by the NRS), no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the 'Bankruptcy and Equity Exception').

    (b) The Company's Board of Directors, at a meeting duly called and held, has duly adopted resolutions (i) adopting this Agreement and approving the Transactions, including the Offer and the Merger, and (ii) resolving (subject to Section 5.2 hereof) to recommend that holders of Public Shares accept the Offer, tender their Public Shares to Parent pursuant thereto and approve this Agreement.

    (c) All action has been taken to render inapplicable to this Agreement and the Transactions the restrictive provisions of (x) Sections 3.C and 3.G of
Article IV of the articles of incorporation of the Company and (y) Article II of the Stockholders Agreement, dated as of October 15, 2002, between Parent and the Company (the 'Stockholders Agreement'), to the extent, if any, such provisions would otherwise be applicable to this Agreement or any of the Transactions.

    (d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock in favor of the approval of this Agreement is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its subsidiaries which is necessary to adopt and approve this Agreement and approve the Transactions.

    3.4 Consents and Approvals; No Violations.

    (a) Except for (i) the filing with the SEC of the Schedule 14D-9 and, if necessary, of a Proxy Statement in definitive form relating to the Company Shareholders Meeting, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of the NASDAQ National Market System, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Nevada pursuant to the NRS, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) filings with, and approvals of, the Federal Communications Commission (the 'FCC') and applicable State regulatory authorities for the change of control of the Company ('FCC Filings'), no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or the governing documents of any subsidiary of the Company or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4(a) (and the approval of the Company's stockholders contemplated by Section 1.3) are obtained and the filings referred to in Section 3.4(a) are made, (x) violate any Law, judgment, writ or injunction of any Governmental Entity applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    3.5 SEC Documents; Undisclosed Liabilities.

    (a) The Company has filed all required reports, schedules, forms, prospectuses, and registration, proxy and other statements with the SEC since October 15, 2002 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the 'Company SEC Documents'). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities
Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (b) The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material).

    (c) Neither the Company nor any of its subsidiaries has any liabilities which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) reflected or reserved against on the balance sheet of the Company and its subsidiaries as of June 30, 2003 included in the Company's Quarterly Report on Form 10-Q for the period then ended or
(ii) incurred after June 30, 2003 in the ordinary course of business consistent with past practice that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    3.6 Absence of Certain Changes or Events. Since December 31, 2002, there has not occurred any event or change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    3.7 Schedule 14D-9; Offer Documents; and Proxy Statement. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.4, neither the Schedule 14D-9 nor any information supplied (or to be supplied) in writing by or on behalf of the Company for inclusion in the Offer Documents will (at the respective times such materials, or any amendments or supplements thereto, are filed with the SEC, first published, sent or given to stockholders of the Company, the Offer expires or shares of Parent Common Stock are delivered in connection with the Offer, or at the Effective Time, as the case may be) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (if any) will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Proxy Statement (if any) and the Schedule 14D-9 will comply as to form in all material respects with the applicable requirements of the Exchange Act.

Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent for inclusion in any of the foregoing documents.

    3.8 Tax Matters.

    (a) Neither the Company nor any of its subsidiaries knows of any facts or circumstances that should reasonably be expected to prevent the Offer and the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    (b) To the knowledge (within the meaning of Treasury Regulation
Section 1.382-2T(k)) of the Company, no Person or 'entity' (within the meaning of Treasury Regulation Section 1.382-3(a)(1)), other than any Person or entity that currently has on file a Schedule 13D under the Exchange Act in respect of the Company Common Stock (each a '13D Filer'), owns (or has owned at any time since October 15, 2002) actually or constructively (within the meaning of Treasury Regulation Section 1.382-2T(h)) an amount of Company Common Stock that results in it, or any other Person or entity, being treated as a '5% Shareholder' of the Company under Treasury Regulation Section 1.382-2T(g), and the ownership of Company Common Stock by each 13D Filer (other than Parent and its subsidiaries) is as reported in the Schedule 13D(s) filed by such 13D Filer.

    3.9 Opinion of Financial Advisor. The Board of Directors of the Company has received the Fairness Opinion and the Company has delivered to Parent a true and complete copy of the Fairness Opinion.

    3.10 Finders or Brokers. Except for JPMorgan, whose fees and expenses will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its subsidiaries. The Company has heretofore delivered to Parent a complete copy of the Company's engagement letter with JPMorgan, which letter describes all fees payable by the Company to JPMorgan (the 'Engagement Letter').

                                   ARTICLE IV
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

    4.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent has heretofore made available to the Company a complete and correct copy of its certificate of incorporation and by-laws as amended to date. Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent ('Parent Material Adverse Effect'). Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

    4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors and adopted by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

    4.3 Consents and Approvals; No Violations.

    (a) Except for (i) the filing of the Offer Documents and, if necessary, a Proxy Statement in definitive form relating to the Company Shareholders Meeting with, and the requirement that the Registration Statement be declared effective by, the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act and the rules of The New York Stock Exchange, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Nevada pursuant to the NRS,
(iii) FCC Filings and (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    (b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents, approvals and filings referred to in Section 4.3(a) are obtained and made, (x) violate any Law, judgment, writ or injunction of any Governmental Entity applicable to Parent or any of its subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    4.4 Offer Documents; Schedule 14D-9; Proxy Statement. Subject to the accuracy of the representations and warranties of the Company set forth in
Section 3.7, neither the Offer Documents nor any information supplied (or to be supplied) in writing by or on behalf of Parent or Merger Sub for inclusion in the Schedule 14D-9 will (at the respective times such materials, or any amendments or supplements thereto, are filed with the SEC, first published, sent or given to stockholders of the Company, the Offer expires or shares of Parent Common Stock are delivered in connection with the Offer, or at the Effective Time, as the case may be) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement (if any) will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion in any of the foregoing documents.

    4.5 Capitalization. The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 6,000,000 shares of preferred stock, $1.00 par value ('Parent Preferred Stock'). At the close of business on August 15, 2003, there were 118,503,871 shares of Parent Common Stock issued and outstanding (of which 58,867,179 shares were held by Parent in its treasury) and no shares of Parent Preferred Stock issued and outstanding. As of August 15, 2003, there were 1,318,570 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options and warrants.

    4.6 Parent Common Stock. The shares of Parent Common Stock issuable in the Offer and the Merger as contemplated by this Agreement have been duly authorized and, when issued as contemplated by this Agreement, will be validly issued, fully paid and nonassessable (except, where applicable, as provided by Section 630 of the New York Business Corporation Law).

    4.7 SEC Documents; Undisclosed Liabilities.

    (a) Parent has filed all required reports, schedules, forms, prospectuses, and registration, proxy and other statements with the SEC since January 1, 2002 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the 'Parent SEC Documents'). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (b) The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material).

    (c) Neither Parent nor any of its subsidiaries has any liabilities which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, except liabilities (i) reflected or reserved against on the balance sheet of Parent and its subsidiaries as of June 30, 2003 included in Parent's Quarterly Report on Form 10-Q for the period then ended or (ii) incurred after June 30, 2003 in the ordinary course of business consistent with past practice that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    4.8 Absence of Certain Changes or Events. Since December 31, 2002, there has not occurred any event or change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    4.9 Tax Matters. Neither Parent nor any of its subsidiaries knows of any facts or circumstances that should reasonably be expected to prevent the Offer and the Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

    4.10 Ownership and Operations of Merger Sub. Parent beneficially owns all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the

Transactions, has engaged in no other business activities and had conducted its operations only as contemplated hereby.

    4.11 Finders or Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its subsidiaries.

                                   ARTICLE V
                      ADDITIONAL COVENANTS AND AGREEMENTS

    5.1 Conduct of Business.

    (a) Except as expressly permitted by this Agreement or as required by applicable Law, during the period from the Execution Date until the Effective Time, unless Parent otherwise agrees in writing, the Company shall, and shall cause each of its subsidiaries to (1) conduct its business in the ordinary course consistent with past practice, (2) use commercially reasonable efforts to maintain and preserve intact the goodwill of those having business relationships with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time, and (3) comply in all material respects with all applicable Laws and the requirements of all licenses, Permits, leases, agreements and other instruments that are material to the Company and its subsidiaries taken as a whole. Any transaction specifically approved by Ian M. Cumming and Joseph S. Steinberg acting in their capacities as directors of the Company shall constitute Parent approval for purposes of this Section 5.1(a). Without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent:

        (i) (A) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such (other than dividends by a direct or indirect wholly owned subsidiary of the Company to its parent); (D) split, combine, subdivide or reclassify any shares of its capital stock; or (E) approve any transfer of shares under Article IV,
    Section 3 of the Company's articles of incorporation (other than the Transactions);

        (ii) (A) enter into, terminate or amend any agreement that is material to the Company and its subsidiaries taken as a whole, except in the ordinary course of business consistent with past practice, (B) enter into or extend the term or scope of any contract or agreement that purports to restrict the Company, or any subsidiary or affiliate of the Company, from engaging in any line of business or in any geographic area, (C) amend or modify the Engagement Letter, (D) enter into any contract or agreement that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (E) release any Person from, or modify or waive any provision of, any confidentiality or similar agreement;

        (iii) make (x) any changes in financial or tax accounting methods, principles or practices, except insofar as may be required by a change in GAAP or applicable Law, or (y) any material Tax election;

        (iv) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned subsidiaries of the Company);

        (v) settle or compromise any litigation or proceeding material to the Company and its subsidiaries taken as a whole (this covenant being in addition to the Company's agreement set forth in Section 5.8 hereof); or

        (vi) agree, in writing or otherwise, to take any of the foregoing actions or take any action or agree, in writing or otherwise, to take any action, which would cause any of the representations or warranties of the Company set forth in this Agreement (A) that are qualified as to materiality or Material Adverse Effect to be untrue and (B) that are not so qualified to be untrue in any material respect.

    (b) Parent agrees that, during the period from the Execution Date until the Effective Time, except as expressly contemplated or permitted by this Agreement or as required by applicable Law, or unless the Company otherwise agrees in writing, Parent shall, and shall cause each of its subsidiaries to, conduct their business in compliance in all material respects with all applicable laws and regulations and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and shall not (1) take any action or engage in any transactions that would materially delay the consummation of the transactions contemplated by this Agreement, (2) engage in any material recapitalization or restructuring of Parent or (3) pay or set a record date prior to the Effective Time relating to any extraordinary dividend or extraordinary distribution, other than dividends and distributions declared and paid in the ordinary course and consistent with historical dividends and distributions by Parent and its subsidiaries. Without limiting the generality of the foregoing, during the period from the Execution Date to the Effective Time, Parent shall not, and shall not permit any of its subsidiaries to, without the prior written consent of the Company:

        (i) adopt a plan or agreement or complete or partial liquidation, dissolution, recapitalization or reclassification relating to Parent or its capital stock (excluding liquidations of subsidiaries and inter-corporate transactions by and between one or more of Parent's subsidiaries);

        (ii) adopt or propose any change in Parent's certification of incorporation (other than the filing of a certificate of designations);

        (iii) dispose of, or enter into any agreement to dispose of (by sale, merger, consolidation or disposition of stock or assets for cash or capital stock) any corporation, partnership or other person or division or business unit thereof or any equity interest therein of Parent or its subsidiaries if such disposition would relate to assets that have, individually or in the aggregate, a market or assigned value in excess of $750 million;

        (iv) offer, sell or otherwise issue or agree to issue any capital stock of Parent or its subsidiaries, including securities convertible into or exchangeable for Parent Common Stock or stock of one or more of Parent's subsidiaries, that have, individually or in the aggregate, a market or assigned value in excess of $750 million (other than in connection with the transactions contemplated by this Agreement);

        (v) redeem, purchase or otherwise acquire directly or indirectly shares of capital stock of Parent that have a market value in excess of $50 million, other than pursuant to transactions contemplated by this Agreement or consistent with past repurchases, redemptions or acquisitions;

        (vi) engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

        (vii) take, agree in writing, publicly announce or otherwise take any of the actions described in paragraph (i) through (v) above.

    5.2 Recommendation. Except as expressly permitted by this Section 5.2, the Board of Directors of the Company shall not withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors described in the first sentence of Section 1.2(a) hereof. Notwithstanding the foregoing, the Board of Directors of the Company may withdraw or modify its recommendation described in Section 1.2(a) if such Board determines in good faith, after reviewing applicable provisions of state law and after consulting with outside counsel, that such action is necessary in order for such Board to comply with its fiduciary duties under applicable law.

    5.3 Reasonable Best Efforts.

    Subject to the terms and conditions of this Agreement (including
Section 5.3(d)), the Company and Parent shall each cooperate with the other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate the Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws (as hereinafter defined)) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Transactions. For purposes hereof, 'Antitrust Laws' means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

    In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within five business days of the Execution Date and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; (ii) each of the parties shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable and keep the Registration Statement effective for so long as necessary to consummate the Merger (it being understood that this covenant shall not be construed to require Parent to file a general consent to service of process, or to qualify to do business in any jurisdiction in which it is not now so qualified); and
(iii) the Company shall use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

    Each of Parent and the Company shall use its reasonable best efforts to
(i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.

    In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the

Company shall not, without Parent's prior written consent, commit to any divestiture transaction, and nothing in this Section 5.3 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to
Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.3, (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of its or the Company's businesses, operations, assets or product lines (or a combination of Parent's and the Company's respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or
(C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their affiliates may carry on business in any part of the world or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any Transaction as violative of any Antitrust Law.

    5.4 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, except as may be required by Law or by any applicable listing agreement with a national securities exchange or NASDAQ as determined in the good faith judgment of the party proposing to make such release, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed).

    5.5 Access; Confidentiality. Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent, during the period from the Execution Date until the Effective Time, access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel, financial advisors and other representatives and, during such period, the Company shall, and shall cause its subsidiaries to, make available to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided that no investigation shall affect or modify any representation or warranty of the Company. Until the Effective Time, such information provided will be subject to the terms of Section 3.6 of the Stockholders Agreement.

    5.6 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent,
(ii) any orders, actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (A) that is qualified as to materiality or Material Adverse Effect to be untrue and (B) that is not so qualified to be untrue in any material respect, and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 5.6 shall not (x) (nor shall any information provided pursuant to Section 5.5) be considered in determining whether any representation or warranty is true for purposes of Section 7.1 or the conditions to the Offer, (y) cure any breach or non-compliance with any other provision of this Agreement or
(z) limit the remedies available to the party receiving such notice.

    5.7 Director and Officer Indemnification.

    From and after the Effective Time, Parent and the Surviving Corporation shall (i) indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company (collectively, the 'Indemnitees') with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent (A) required by the Company Charter Documents as in effect on the Execution Date and (B) permitted under applicable Law.

    For a three year period commencing immediately after the Effective Time, Parent and the Surviving Corporation shall maintain in effect directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's current primary directors' and officers' liability insurance policy, on terms with respect to such coverage not less favorable to the Company's directors and officers currently covered by such insurance than those of such policy in effect on the Execution Date (or Parent or the Surviving Corporation may substitute therefore insurance policies, issued by reputable carriers, with respect to matters occurring prior to the Effective Time); provided, however, that the aggregate amount of coverage under such insurance shall be limited to $10 million. For those amounts of directors' and officers' liability insurance in excess of the insurance described in the preceding sentence which are currently provided under the Company's other current directors' and officers' liability insurance policies (the 'Other Policies'), for a six year period commencing immediately after the Effective Time, Parent agrees to make payments to those persons who are currently covered by such Other Policies to the extent such payments otherwise would have been made under such Other Policies (as in effect on the Execution Date) had such Other Policies remained in effect for a period of six years following the Effective Time, with respect to acts or omissions occurring prior to the Effective Time; provided, however, that the maximum amount of payments that Parent and the Surviving Corporation shall be required to make shall not exceed $50 million in the aggregate.

    The Indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7. The provisions of this Section 5.7 are intended to be for the benefit of each Indemnitee and his heirs.

    5.8 Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent's prior consent.

    5.9 Offer Documents; Schedule 14D-9; Proxy Statement. Without limiting any other provision of this Agreement, whenever any party hereto becomes aware of any matter, event or change which is required to be set forth in an amendment or supplement to the Offer Documents, the Schedule 14D-9 and/or the Proxy Statement, such party shall promptly inform the other parties thereof and each of the parties shall cooperate in the preparation, filing with the SEC and (as and to the extent required by applicable federal securities laws) dissemination to the Company's stockholders of such amendment or supplement.

    5.10 Other Offers.

    (a) The Company shall immediately cease, and shall cause its subsidiaries and the Company's and its subsidiaries' respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives to cease, any discussions or negotiations with any Person that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and demand in writing the return from all such Persons or the destruction of all copies of confidential information provided to such Persons by the Company or its representatives that are still in the possession of such Persons. The Company shall not, and shall cause its subsidiaries and the Company's and its subsidiaries' respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives not to, directly or indirectly
(i) solicit, initiate or knowingly encourage the initiation of (including by way of furnishing information that has not been previously publicly disseminated) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions with any third party regarding, or furnish to any third party any non-public information with respect to, or assist or facilitate, any Takeover Proposal; provided, however, that if the Board of Directors of the Company receives an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of this Agreement and that the Board of Directors of the Company determines in good faith constitutes a Superior Proposal (as hereinafter defined), then the Company may (but only prior to the Purchase Date), in response to such Takeover Proposal and after providing Parent not less than 24 hours written notice of its intention to take such actions, (A) furnish to the Person making such Takeover Proposal information (including non-public information, provided that the Company shall use its best efforts to avoid providing information that may be competitively harmful to the Company, taking into consideration the identity of such Person) with respect to the Company, but only after such Person enters into a customary confidentiality agreement with the Company, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal.

    (b) In addition to the other obligations of the Company set forth in this Section, the Company shall promptly advise Parent, orally and in writing, and in no event later than 48 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, identify the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter shall keep Parent informed, on a reasonably current basis, of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests and of the status of any such discussions or negotiations.

    (c) For purposes of this Agreement:

        'Takeover Proposal' shall mean any bona fide written proposal or offer from any Person (other than Parent and its subsidiaries) relating to any
    (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its subsidiaries (including securities of subsidiaries, but excluding sales of assets held for sale in the ordinary course of business consistent with past practice) equal to 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or involving any subsidiary (or subsidiaries) or any assets of the Company and its subsidiaries equal to 20% or more of the Company's consolidated assets or to which 20% or more of the Company's revenues or earnings on a consolidated basis are attributable; in each case, other than the Transactions.

        'Superior Proposal' shall mean a bona fide written proposal made not in breach of this Agreement by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of any class of equity securities of the Company or more than 50% of the assets of the Company and its subsidiaries on a consolidated basis, which is otherwise on terms and conditions which the Board of Directors of the Company determines in its good faith and reasonable judgment (after consultation with a financial advisor of national reputation) to be more favorable to the holders of Shares from a financial point of view than the Offer, the Merger and the other Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and the ability and likelihood of the Person making such proposal to consummate the transactions contemplated by such proposal in a timely manner (based upon, among other things, the availability of financing and the expectation of obtaining required approvals). Any action required to be taken by the Company's Board of Directors pursuant to this Section 5.10 shall be performed with Director Approval.

        5.11 Rule 16b-3. Parent and the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and the rules and regulations promulgated thereunder in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

        5.12 Tax Matters.

        (a) Each of Parent, Merger Sub and the Company shall provide to Weil, Gotshal & Manges LLP and Gibson, Dunn & Crutcher LLP a certificate containing representations reasonably requested by such counsel in connection with the opinion referred to in clause (vi) of the second paragraph of Annex A hereto.

        (b) During the period from the Execution Date until the Effective Time, none of Parent, Merger Sub or the Company shall take any action, or permit their respective subsidiaries to take any action, that should reasonably be expected to prevent the Offer and the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

        (a) This Agreement shall have been duly adopted by the requisite vote of the holders of Company Common Stock, if and to the extent required by applicable Law and the articles of incorporation of the Company, in order to consummate the Merger;

        (b) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal;

        (c) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

        (d) If such approval is necessary, the shares of Parent Common Stock issuable to the stockholders of the Company in the Merger as contemplated by this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

        (e) The Minimum Condition shall have been satisfied and Parent shall have purchased Public Shares pursuant to the Offer, provided that this condition shall be deemed satisfied with respect to Parent if Parent shall have failed to purchase Public Shares pursuant to the Offer in breach of its obligations under this Agreement.

                                  ARTICLE VII
                                  TERMINATION

    7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

        (a) By the mutual written consent of the Company and Parent duly authorized by the respective Boards of Directors of the Company (including the Director Approval contemplated by Section 8.2(b)) and Parent.

        (b) By either of the Company or Parent:

        (i) if any Governmental Entity shall have enacted, promulgated, issued, entered, amended or enforced (A) a Law prohibiting the Offer or the Merger or making the Offer or the Merger illegal, or (B) an injunction, judgment, order, decree or ruling, or taken any other action, in each case, permanently enjoining, restraining, preventing or prohibiting the Offer or the Merger and such injunction, judgment, order, decree or ruling or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the issuance of such final, non-appealable injunction, judgment, order, decree or ruling was primarily due to the failure of such party to perform any of its obligations under this Agreement;

        (ii) if the Offer shall have expired pursuant to its terms (and not have been extended by Parent in accordance with Section 1.1 hereof) without any Public Shares being purchased therein, provided, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of is obligations under this Agreement resulted in the failure of Parent to purchase Public Shares in the Offer; or

        (iii) if no Public Shares shall have been purchased pursuant to the Offer on or before the Walk-Away Date; provided, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party whose failure to perform any of is obligations under this Agreement resulted in the failure of the Offer to be so consummated by the Walk-Away Date.

        (c) By the Company:

        (i) if Parent shall have failed to commence the Offer on or prior to the date provided therefor in Section 1.1; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is in material breach of this Agreement; or

        (ii) if (A) there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect or (B)(x) the representations and warranties of Parent or Merger Sub set forth in this Agreement that are qualified as to 'materiality' or 'Material Adverse Effect' shall not be true and correct, or the representations and warranties of Parent or Merger Sub set forth in this Agreement that are not so qualified shall not be true and correct in all material respects, in each case, on and as of the Execution Date and on and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or
    (y) Parent or Merger Sub shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by them, which inaccuracy, breach or failure (in each case under clauses (x) and (y)) cannot be cured or has not been cured by the later of (I) the next scheduled expiration date of the Offer pursuant to Section 1.1 and (II) ten business days after Parent receives notice of such inaccuracy, breach or failure; provided, however, that the Company may only exercise this termination right prior to the Purchase Date.

        (d) By Parent:

        (i) if, due to a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions set forth in Annex A hereto, Parent shall have failed to commence the Offer on or prior to the date provided therefor in
    Section 1.1; provided, that Parent may not terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent is in material breach of this Agreement;

        (ii) if the Board of Directors of the Company shall have withdrawn or modified, in a manner adverse to Parent, its approval or recommendation of any of the Transactions;

    provided, however, that Parent may only exercise this termination right prior to the Purchase Date; or

        (iii) if (A) there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or (B)(x) the representations and warranties of the Company set forth in this Agreement that are qualified as to 'materiality' or 'Material Adverse Effect' shall not be true and correct, or the representations and warranties of the Company set forth in this Agreement that are not so qualified shall not be true and correct in all material respects, in each case, on and as of the Execution Date and on and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (y) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it, which inaccuracy, breach or failure (in each case under clauses (x) and (y)) cannot be cured or has not been cured by the later of (I) the next scheduled expiration date of the Offer pursuant to Section 1.1 and (II) ten business days after the Company receives notice of such inaccuracy, breach or failure; provided, however, that Parent may only exercise this termination right prior to the Purchase Date.

    7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 5.8, 7.2 and 7.3, Article VIII and the last sentence of Section 5.5, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent or the Company or their respective directors, officers and affiliates, except (i) as provided in
Section 7.3 and (ii) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.

    7.3 Expenses. All fees and expenses incurred by the parties in connection with this Agreement and the Transactions shall be borne solely and entirely by the party that incurred such fees and expenses, irrespective of whether or not the Transactions are consummated.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    8.1 No Survival of Representations and Warranties; etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available shall be deemed to be disclosed in this Agreement except to the extent actually set forth herein. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.7 and 5.8 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Sections 5.8, 7.2 and 7.3 and this Article VIII shall survive termination indefinitely.

    8.2 Amendment or Supplement.

    (a) At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after approval of any of the transactions contemplated hereby by stockholders of the Company, by written agreement of the parties hereto, by action taken by their respective Boards of Directors (which in the case of the Company shall include the Director Approval contemplated by Section 8.2(b)); provided, however, that following approval of the transactions contemplated hereby by stockholders of the Company there shall be no amendment or change to the provisions hereof which by Law would require stockholder approval without such approval.

    (b) Until the Effective Time, the approval by affirmative vote or written consent of a majority of the members of the Special Committee of the Board of Directors of the Company established May 27, 2003 then in office ('Director Approval') shall be required to authorize (i) any amendment or termination of this Agreement by the Company, (ii) any extension by the Company of time for performance of any obligation or action under this Agreement by Parent or
(iii) any waiver, exercise or enforcement of any of the Company's rights under this Agreement.

    8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party's conditions; provided, however, in the case of the Company until the Effective Time, the Director Approval contemplated by Section 8.2(b) is obtained. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    8.4 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

    8.5 Counterparts; Effectiveness. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

    8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with Annex A hereto, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement, except for the provisions of Section 5.7, is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.

    8.7 Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

    (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereof.

    (b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or in any New York State court located in the City of New York (each, an 'Agreed Court') this being in addition to any other remedy to which they are entitled at law or in equity.

    (c) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Agreed Court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than an Agreed Court.

    (d) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

    8.8 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

       If to Parent or Merger Sub, to:

           Leucadia National Corporation
           315 Park Avenue South
           New York, New York 10010
           Attention: President
           Facsimile: (212) 598-3241

       with a copy (which shall not constitute notice) to:

           Weil, Gotshal & Manges LLP
           767 Fifth Avenue
           New York, New York 10153
           Attention: Stephen E. Jacobs, Esq.
           Facsimile: (212) 310-8007

       If to the Company, to:

           WilTel Communications Group, Inc.
           One Technology Center
           Tulsa, Oklahoma 74103
           Attention: President
           Facsimile: (918) 547-0448

       with a copy (which shall not constitute notice) to:

           Gibson, Dunn & Crutcher LLP
           333 South Grand Avenue, 47th Floor
           Los Angeles, California 90071
           Attention: Andrew E. Bogen, Esq. and
                     Jennifer Bellah-Maguire, Esq.
           Facsimile: (213) 229-7520

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

    8.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

    8.10 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

    8.11 Definitions; Construction.

    (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

           'affiliate' shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, 'control' (including, with its correlative meanings, 'controlled by' and 'under common control with') shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

           'business day' shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

           'GAAP' shall mean generally accepted accounting principles in the United States.

           'Governmental Entity' shall mean any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

           'HSR Act' shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

           'Laws' shall mean all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Entities.

           'Liens' shall mean all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests whatsoever.

           'Person' shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Entity.

           'Purchase Date' shall mean the first date on which Parent accepts for exchange Public Shares tendered and not withdrawn pursuant to the Offer.

           'subsidiary' when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more subsidiaries of such party or by such party and one or more subsidiaries of such party. For purposes of this Agreement, the Company shall not be considered a subsidiary of Parent.

           'Transactions' refers collectively to this Agreement and the transactions contemplated hereby, including the Offer and the Merger.

           'Walk-Away Date' shall mean January 15, 2004.

    (b) The following terms are defined on the page of this Agreement set forth after such term below:

Agreed Court.............................   28
Agreement................................    1
Antitrust Laws...........................   21
Bankruptcy and Equity Exception..........   14
Base Offer Consideration.................    1
Certificate..............................    6
Certificate of Merger....................    5
Closing..................................    5
Closing Date.............................    5
Code.....................................    1
Company..................................    1
Company Charter Documents................   13
Company Common Stock.....................    1
Company Material Adverse Effect..........   13
Company SEC Documents....................   15
Company Shareholders Meeting.............    5
CSR......................................    1
Director Approval........................   28
Dissenting Shares........................    9
Effective Time...........................    6
Engagement Letter........................   16
Exchange Act.............................    1
Exchange Ratio...........................    1
Execution Date...........................    1

Fairness Opinion.........................    4
FCC......................................   14
FCC Filings..............................   14
Material Adverse Effect..................   13
Merger...................................    1
Merger Consideration.....................    6
Merger Sub...............................    1
Minimum Condition........................    2
NRS......................................    1
Offer....................................    1
Offer Consideration......................    1
Offer Documents..........................    3
Parent...................................    1
Parent Common Stock......................    1
Parent Material Adverse Effect...........   16
Parent SEC Documents.....................   18
Proxy Statement..........................    5
Public Share.............................    1
Registration Statement...................    3
Schedule 14D-9...........................    4
SEC......................................    2
Securities Act...........................    3
Share....................................    1
Stockholders Agreement...................   14
Surviving Corporation....................    5

    As used in this Agreement, 'including' shall mean 'including, without limitation.'

    (c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

                              [Signature page follows]

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                  LEUCADIA NATIONAL CORPORATION

                                  By:       /s/ JOSEPH S. STEINBERG
                                      ..................................
                                      Name: Joseph S. Steinberg
                                      Title: President

                                  WRANGLER ACQUISITION CORP.

                                  By:         /s/ LAURA ULBRANDT
                                      ..................................
                                      Name: Laura E. Ulbrandt
                                      Title: Vice President

                                  WILTEL COMMUNICATIONS GROUP, INC.

                                  By:         /s/ JEFF K. STOREY
                                      ..................................
                                      Name: Jeff K. Storey
                                      Title: President & Chief Executive Officer

                                                                         ANNEX A

                            CONDITIONS TO THE OFFER

    The capitalized terms used in this Annex A have the meanings set forth in the attached Agreement, except that the term 'the Agreement' shall be deemed to refer to the attached Agreement.

    Notwithstanding any other provision of the Offer, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered shares if (i) the Minimum Condition shall not have been satisfied at the expiration of the Offer,
(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, (iii) FCC and applicable State regulatory approval of the change of control of the Company shall not have been obtained prior to the expiration of the Offer or such approval shall not be in full force and effect at the expiration of the Offer, (iv) the Registration Statement shall not have become effective under the Securities Act prior to the expiration of the Offer or shall be the subject of any stop order or proceedings seeking a stop order at the expiration of the Offer, (v) the shares of Parent Common Stock issuable in exchange for Shares in the Offer shall not have been approved (if such approval is necessary), prior to the expiration of the Offer, for listing on the New York Stock Exchange (subject to official notice of issuance), (vi) the Company shall not have received, prior to the expiration of the Offer, a written opinion of Weil, Gotshal & Manges LLP (or, if Weil, Gotshal & Manges LLP shall not have delivered such opinion, the Company shall not have received, prior to the expiration of the Offer, a written opinion of Gibson, Dunn & Crutcher LLP) to the effect that the Offer and the Merger should constitute a reorganization within the meaning of Section 368(a) of the Code (which opinion may rely on such assumptions and representations as such counsel reasonably deems appropriate) or (vii) at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

        (a) there shall be any injunction, judgment, ruling, order or decree issued or entered by any Governmental Entity that (i) restrains, enjoins, prevents, prohibits or makes illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Parent or the consummation of the Transactions, (ii) imposes material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of 100% of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company's stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Agreement and approval of the Transactions), (iii) restrains, enjoins, prevents, prohibits or makes illegal, or imposes material limitations on, Parent's or any of its affiliates' ownership or operation of all or any portion of the businesses and assets of the Company and its subsidiaries, or, as a result of the Transactions, of Parent and its subsidiaries, (iv) compels Parent or any of its affiliates to dispose of any Shares or, as a result of the Transactions, compels Parent or any of its affiliates to hold separate any portion of the businesses or assets of the Company and its subsidiaries, or of Parent and its subsidiaries, or (v) imposes damages on Parent, the Company or any of their respective affiliates as a result of the Transactions in amounts that are material with respect to the Transactions;

        (b) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Entity applicable to (i) Parent, the Company or any of their respective affiliates or (ii) the Transactions (other than the routine application of the waiting period provisions of the HSR Act) that results, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

                                     A-A-1

        (c) (i) there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or (ii)(A) the representations and warranties of the Company set forth in the Agreement that are qualified as to 'materiality' or 'Material Adverse Effect' shall not be true and correct, or the representations and warranties of the Company set forth in the Agreement that are not so qualified shall not be true and correct in all material respects, in each case, at and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (B) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it;

        (d) the Board of Directors of the Company shall have withdrawn or modified, in a manner adverse to Parent, its approval or recommendation of any of the Transactions;

        (e) there shall have occurred (1) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or in the NASDAQ National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions),
    (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) any limitation or proposed limitation (whether or not mandatory) by any United States Governmental Entity that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (4) the commencement of a war directly or indirectly involving the United States or
    (5) in the case of any of the situations in clauses (1) through (4) of this paragraph existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (f) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company.

    The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to such conditions or may be waived by Parent, in whole or in part at any time and from time to time in the sole discretion of Parent (except for any condition which, pursuant to Section 1.1 of the Agreement, may only be waived with the Company's consent). The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.

    If the Offer is terminated, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

                                     A-A-2

                                    ANNEX B

                      INFORMATION CONCERNING THE DIRECTORS
               AND EXECUTIVE OFFICERS OF LEUCADIA AND MERGER SUB

    1. Leucadia

    The following table sets forth, to the best of our knowledge, for each executive officer and director of Leucadia, his or her name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or the organization in which such employment is conducted or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the persons listed below are citizens of the United States of America. During the past five years, to the best of our knowledge, none of the executive officers or directors of Leucadia have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Unless otherwise indicated, the principal business address of each director and executive officer is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.


                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
       -------------------------             --------------------------------------------------
Ian M. Cumming ........................  Chairman of the Board and a Director of Leucadia since
  c/o Leucadia National                    June 1978. Chairman of the Board of The FINOVA Group, Inc.
   Corporation                             (a middle market lender) since August 2001. Director of
  529 E. South Temple                      Skywest, Inc. (a Utah-based regional air carrier) since
  Salt Lake City, Utah 84102               June 1986. Director of MK Gold Company (an international
                                           gold mining company) since June 1995. Director of
                                           HomeFed Corporation (a real estate development company)
                                           since May 1999. Director of Carmike Cinemas, Inc. (a
                                           motion picture exhibitor) from January 2002 until
                                           August 2003. Chairman of WilTel Communications Group,
                                           Inc. since October 2002. Director of Allcity Insurance
                                           Company since February 1988.

Joseph S. Steinberg ...................  President of Leucadia since January 1979 and Director since December 1978. Director of Jordan Industries, Inc.
                                           (a public company that owns and manages manufacturing
                                           companies) since June 1988. Director of MK Gold Company
                                           since June 1995; Director of HomeFed Corporation since
                                           August 1998 and Chairman of the Board of Directors of
                                           HomeFed Corporation since December 1999. Director of The
                                           FINOVA Group, Inc. since December 2001. Director of
                                           White Mountains Insurance Group, Ltd. (a publicly traded
                                           insurance company) since June 2001. Director of WilTel
                                           Communications Group, Inc. since October 2002. Director
                                           of Allcity Insurance Company since February 1988 and
                                           Chairman of the Board of Allcity Insurance Company since
                                           August 1998.

Paul M. Dougan ........................  Director of Leucadia. Director, President and Chief
  c/o Equity Oil Company                   Executive Officer of Equity Oil Company (a company engaged
  10 West 300 South                        in oil and gas exploration and production having an
  Salt Lake City, Utah 84102               office in Salt Lake City, Utah).

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
       -------------------------             --------------------------------------------------
Lawrence D. Glaubinger ................  Director of Leucadia. Private Investor; President of
  c/o Lawrence Economic                    Lawrence Economic Consulting Inc., (a management
  Consulting, Inc.                         consulting firm) and a manager of Bee Gee Trading
  P.O. Box 3567                            Company LLC (a private commodities trading company).
  Hallandale Beach, FL 33008               Director of Marisa Christina Inc. Chairman of the Board
                                           of Stern & Stern Industries, Inc. from November 1977
                                           through 2000.

James E. Jordan .......................  Director of Leucadia. Managing Director of Arnhold and
  c/o Arnhold and                          S. Bleichroeder Advisers, Inc. (a privately owned global
  S. Bleichroeder Advisers, Inc.           investment management company). Director of Allcity
  1345 Avenue of the Americas              Insurance Company since 1997. Director of First Eagle
  New York, NY 10105                       family of mutual funds and JZ Equity Partners Plc., a
                                           British investment trust company.

Jesse Clyde Nichols, III ..............  Director of Leucadia. Private investor. President of
  4945 Glendale Road                       Crimsco, Inc. From May 1974 through 2000.
  Westwood Hills, KS 66205

Thomas E. Mara ........................  Executive Vice President of Leucadia since May 1980 and
                                           Treasurer of Leucadia since January 1993. Director of MK
                                           Gold Company since February 2000. Director and Chief
                                           Executive Officer of The FINOVA Group, Inc. since
                                           September 2002. Director of Allcity Insurance Company
                                           since October 1994.

Joseph A. Orlando .....................  Vice President since January 1994 and Chief Financial
                                           Officer of Leucadia since April 1996. Director of Allcity
                                           Insurance Company since October 1998.

Mark Hornstein ........................  Vice President of Leucadia since July 1983.

Barbara L. Lowenthal ..................  Vice President and Comptroller of Leucadia since April
                                           1996.

H. E. Scruggs .........................  Vice President of Leucadia since August 2002 as well as
  c/o Leucadia National                    from March 2000 until December 2001. Senior Vice President
   Corporation                             of WilTel Communications Group, Inc. since October 2002.
  529 E. South Temple                      President, Chief Executive Officer and Director of
  Salt Lake City, UT 84102                 Allcity Insurance Company since September 2000. Chairman
                                           of American Investment Bank, another Leucadia
                                           subsidiary, since 1997. Director of MK Gold Company
                                           since March 2001.

    2. Merger Sub

    The following table sets forth, to the best of our knowledge, for each executive officer and director of Merger Sub, his or her name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or the organization in which such employment is conducted or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the persons listed below are citizens of the United States of America. During the past five years, to the best of our knowledge, none of the executive officers or directors of Merger Sub have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of these laws. Unless otherwise indicated, the principal business address of each director and executive officer is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
      -------------------------             --------------------------------------------------
Joseph A. Orlando ...................  Mr. Orlando is the sole director and the President and Chief
                                         Financial Officer of Merger Sub. Vice President since
                                         January 1994 and Chief Financial Officer of Leucadia since
                                         April 1996. Director of Allcity Insurance Company since
                                         October 1998.

Thomas E. Mara ......................  Mr. Mara is the Vice President and Treasurer of Merger Sub.
                                         Executive Vice President of Leucadia since May 1980 and
                                         Treasurer of Leucadia since January 1993. Director of MK
                                         Gold Company since February 2000. Director and Chief
                                         Executive Officer of The FINOVA Group, Inc. since
                                         September 2002. Director of Allcity Insurance Company
                                         since October 1994.

Mark Hornstein ......................  Mr. Hornstein is Vice President of Merger Sub. Vice
                                         President of Leucadia since July 1983.

Laura E. Ulbrandt ...................  Mrs. Ulbrandt is Vice President and Secretary of Merger Sub.
                                         Corporate Secretary of Leucadia since October 1997.

Barbara L. Lowenthal ................  Ms. Lowenthal is Vice President of Merger Sub. Vice
                                         President and Comptroller of Leucadia since April 1996.

                                    ANNEX C

           SECTIONS 92A.300 - 92A.500 OF THE NEVADA REVISED STATUTES
                 -- RIGHTS OF DISSENTING OWNERS, AS AMENDED, AND
                          EFFECTIVE ON OCTOBER 1, 2003

    NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

    NRS 92A.305 'Beneficial stockholder' defined. 'Beneficial stockholder' means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

    NRS 92A.310 'Corporate action' defined. 'Corporate action' means the action of a domestic corporation.

    NRS 92A.315 'Dissenter' defined. 'Dissenter' means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

    NRS 92A.320 'Fair value' defined. 'Fair value,' with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

    NRS 92A.325 'Stockholder' defined. 'Stockholder' means a stockholder of record or a beneficial stockholder of a domestic corporation.

    NRS 92A.330 'Stockholder of record' defined. 'Stockholder of record' means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

    NRS 92A.335 'Subject corporation' defined. 'Subject corporation' means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

    NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

    NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

    NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

    NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

    1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

    2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

    NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

    1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

        (a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

           (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

           (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

        (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

        (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

    2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

    NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

    1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

        (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

        (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

           (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

               (I) The surviving or acquiring entity; or

               (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

           (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

    2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

    NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

    1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

    2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

        (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

        (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

    NRS 92A.410 Notification of stockholders regarding right of dissent.

    1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

    2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

    NRS 92A.420 Prerequisites to demand for payment for shares.

    1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

        (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (b) Must not vote his shares in favor of the proposed action.

    2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

    NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

    1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

    2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

        (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

        (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

        (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

        (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

        (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

    NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

    1. A stockholder to whom a dissenter's notice is sent must:

        (a) Demand payment;

        (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

        (c) Deposit his certificates, if any, in accordance with the terms of the notice.

    2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

    3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

    NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

    1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

    2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

    NRS 92A.460 Payment for shares: General requirements.

    1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

        (a) Of the county where the corporation's registered office is located;
    or

        (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

    2. The payment must be accompanied by:

        (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

        (b) A statement of the subject corporation's estimate of the fair value of the shares;

        (c) An explanation of how the interest was calculated;

        (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

        (e) A copy of NRS 92A.300 to 92A.500, inclusive.

    NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

    1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

    2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

    NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

    1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

    2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

    NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

    1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

    3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

        (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

        (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

    NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

    1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

    2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

        (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

        (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

    3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

    4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

    5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

              THE EXCHANGE AGENT AND DEPOSITORY FOR THIS OFFER IS:

                    American Stock Transfer & Trust Company
                       59 Maiden Lane, New York, NY 10038
                                 (800) 937-5449

                      By Mail, Hand or Overnight Delivery:
                    American Stock Transfer & Trust Company
                                 59 Maiden Lane
                               New York, NY 10038

                          By Facsimile Transmissions:
                        (for Eligible Institutions only)
                                 (718) 234-5001

                              Confirm Facsimile By
                                   Telephone:
                               (800) 937-5449 or
                                 (212) 936-5100

    Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed below. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth below, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

                    THE INFORMATION AGENT FOR THIS OFFER IS:

                                [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                  Stockholders Call Toll-Free: (888) 750-5834
                 Banks and Brokers Call Collect: (212) 750-5833

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LEUCADIA NATIONAL CORPORATION

    Sections 722 through 725 of the New York Business Corporation Law (the 'Business Corporation Law') provide that a corporation may indemnify, with certain limitations and exceptions, a director or officer as follows: (1) in a derivative action, against his reasonable expenses, including attorneys' fees but excluding certain settlement costs, actually and necessarily incurred by him in connection with the defense thereof, or an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in (or in the case of service for another corporation, not opposed to) the best interests of the corporation; and (2) in a civil or criminal non-derivative action or proceeding including a derivative action by another corporation, partnership or other enterprise in which any director or officer of the indemnifying corporation served in any capacity at the indemnifying corporation's request, against judgments, fines, settlement payments and reasonable expenses, including attorneys' fees, incurred as a result thereof, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in (or, in the case of service for any other corporation, not opposed to) the best interests of the corporation and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Such indemnification is a matter of right where the director or officer has been successful on the merits or otherwise, and otherwise may be granted upon corporate authorization or court award as provided in the statute.

    Section 721 of the Business Corporation Law provides that indemnification arrangements can be established for directors and officers, by contrast, by-law, charter provision, action of shareholders or board of directors, on terms other than those specifically provided by Article 7 of the Business Corporation Law, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Article V of Leucadia's By-Laws provides for the indemnification, to the full extent authorized by law, of any person made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of Leucadia.

    Section 726 of the Business Corporation Law provides that a corporation may obtain insurance to indemnify itself and its directors and officers. Leucadia maintains an insurance policy providing both directors and officers liability coverage and corporate reimbursement coverage.

    Article Sixth of Leucadia's Certificate of Incorporation contains a charter provision eliminating or limiting director liability for monetary damages arising from breaches of fiduciary duty, subject only to certain limitations imposed by statute.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.



See Exhibit Index immediately preceding Exhibits.



ITEM 22. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment or prospectus supplement to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The undersigned registrant hereby undertakes as follows: that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, Leucadia National Corporation has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on October 30, 2003.


                                          LEUCADIA NATIONAL CORPORATION


                                          By: /s/ JOSEPH A. ORLANDO
                                              ..................................
                                              NAME: JOSEPH A. ORLANDO
                                              TITLE: VICE PRESIDENT AND CHIEF
                                                     FINANCIAL OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                     TITLE                           DATE
                ---------                                     -----                           ----
                    *                       Chairman of the Board                       October 30, 2003
 .........................................    (Principal Executive Officer)
             (IAN M. CUMMING)

                    *                       President and Director                      October 30, 2003
 .........................................    (Principal Executive Officer)
          (JOSEPH S. STEINBERG)

          /s/ JOSEPH A. ORLANDO             Vice President and Chief Financial Officer  October 30, 2003
 .........................................    (Principal Financial Officer)
           (JOSEPH A. ORLANDO)

         /s/ BARBARA L. LOWENTHAL           Vice President and Comptroller              October 30, 2003
 .........................................    (Principal Accounting Officer)
          (BARBARA L. LOWENTHAL)

                    *                       Director                                    October 30, 2003
 .........................................
             (PAUL M. DOUGAN)

                    *                       Director                                    October 30, 2003
 .........................................
         (LAWRENCE D. GLAUBINGER)

                    *                       Director                                    October 30, 2003
 .........................................
            (JAMES E. JORDAN)

                    *                       Director                                    October 30, 2003
 .........................................
        (JESSE CLYDE NICHOLS, III)

*By:          /s/ JOSEPH A. ORLANDO
      ....................................
             ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       2(1)  -- Agreement and Plan of Merger, dated as of August 21,
                2003, by and among Leucadia, Merger Sub and WilTel
                (attached as Annex A to the prospectus which is a part of this registration statement).

       3(1) -- Restated Certificate of Incorporation of Leucadia (filed as Exhibit 5.1 to Leucadia's Report on Form 8-K dated July
                14, 1993).*

       3(2)  -- Certificate of Amendment of the Restated Certificate of
                Incorporation of Leucadia, dated as of December 23, 2002
                (filed as Exhibit 3.2 to Leucadia's Annual Report of
                Form 10-K for the year ended December 31, 2002).*

       3(3)  -- Amended and Restated By-laws, as amended through February
                23, 1999 (filed as Exhibit 3.2 to Leucadia's Annual Report of Form 10-K for the year ended December 31, 1998).*

       5     -- Opinion of Weil, Gotshal & Manges LLP.**

       8     -- Opinions of Weil, Gotshal & Manges LLP relating to tax
                matters.

      23(1) -- Consent of independent accountants from PricewaterhouseCoopers LLP, independent accountants of
                Leucadia.

      23(2) -- Consent of independent accountants from PricewaterhouseCoopers, independent accountants of Olympus
                Re Holdings, Ltd.

      23(3) -- Consent of independent auditors from Ernst & Young LLP, independent accountants of Berkadia LLC.

      23(4) -- Consent of independent auditors from Ernst & Young LLP, independent accountants of WilTel.

      23(5) -- Consent of independent auditors from Ernst & Young LLP, independent accountants of the FINOVA Group Inc.

      23(6)  -- Consents of Weil, Gotshal & Manges LLP (included in
                Exhibits 5 and 8).

      23(7) -- Consent of independent auditors from KPMG LLP, independent auditors of Jefferies Partners Opportunity
                Fund II, LLC.

      24     -- Power of Attorney.**

      99(1) -- Stockholders Agreement, dated as of October 15, 2002, between Leucadia and WilTel (filed as Exhibit 99.6 to the Current Report on Form 8-K filed by WilTel on October 24,
                2002).*

      99(2)  -- Registration Rights Agreement, dated as of October 15,
                2002, between Leucadia and WilTel (filed as Exhibit 99.10 to the Current Report on Form 8-K filed by WilTel on October 24, 2002).*

      99(3)  -- Co-Sale Agreement, dated as of October 15, 2002, between
                Leucadia and WilTel (filed as Exhibit 99.11 to the Current
                Report on Form 8-K filed by WilTel on October 24, 2002).*

      99(4)  -- Restructuring Services Agreement, effective as of October
                16, 2002, between Leucadia and WilTel (filed as
                Exhibit 10.1 to the Current Report on Form 8-K filed by
                WilTel on December 6, 2002).*

      99(5)  -- Letter of Transmittal.**

      99(6)  -- Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and other Nominees.**

      99(7)  -- Letter to Clients for use by Brokers, Dealers, Commercial
                Banks, Trust Companies and Nominees.**

      99(8)  -- Form of Guidelines for Certification of Taxpayer
                Identification Number on Substitute Form W-9.**

      99(9) -- Text of press release issued by Leucadia and WilTel announcing the commencement of the offer.**

      99(10) -- Opinion of J.P. Morgan Securities Inc. (included as part of WilTel's Solicitation/Recommendation Statement on
                Schedule 14D-9, filed by WilTel with the Securities and Exchange Commission).

      99(11) -- Sleeper v. WilTel Communications Group, Inc., et al (Case
                No. CJ 2003 03163).**

      99(12) -- Guy v. WilTel Communications Group, Inc., et al (Case
                No. A467773).**

      99(13) -- Merullo v. WilTel Communications Group, Inc., et al (Case
                No. 6467774).**

      99(14) -- Guerra v. WilTel Communications Group, Inc., et al (Case
                No. A467738).**

      99(15) -- Gottdeiner v. WilTel Communications Group, Inc., et al
                (Case No. A467700).**

      99(16) -- Provorny v. Leucadia National Corporation, et al (Index
                No. 03-109061).**

      99(17) -- Hersch v. WilTel Communications Group, Inc., et al (Case
                No. CV03 03220).

      99(18) -- Betty Guy v. WilTel Communications Group, Inc., et al
                (Index No. 03-115368).**

      99(19) -- Text of press release issued by Leucadia announcing extension of the offer (filed as an exhibit to the Current
                Report on Form 8-K filed by Leucadia on October 2, 2003).*

      99(20) -- Amendment, effective as of August 21, 2003, to the
                Stockholders Agreement between Leucadia and WilTel.

      99(21) -- Text of press release issued by Leucadia announcing extension of the offer (filed as an exhibit to the Current
                Report on Form 8-K filed by Leucadia on October 16,
                2003).*

      99(22) -- Text of press release issued by Leucadia announcing extension of the offer (filed as an exhibit to the Current
                Report on Form 8-K filed by Leucadia on October 30,
                2003).*


---------

*  Incorporated by reference.


** Previously filed